UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):	February 11, 2026

VerifyMe, Inc.

(Exact name of registrant as specified in its charter)

Nevada	001-39332	23-3023677
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

801 International Parkway, Fifth Floor, Lake Mary, Florida		32746
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:	(585) 736-9400

_____________________

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	VRME	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On February 11, 2026, VerifyMe, Inc., Nevada corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with VRME Subsidiary Corp., a Nevada corporation and wholly owned subsidiary of the Company (“Merger Sub”) and Open World Ltd., a Cayman Islands exempted company (“Open World”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will merge with and into Open World, Merger Sub will cease to exist and Open World will become a wholly-owned subsidiary of the Company (the “Merger”). At the effective time of the Merger (the “Effective Time”), (i) each holder of ordinary shares of Open World outstanding immediately prior to the effective time of the Merger (excluding holders of Dissenting Shares, as defined in the Merger Agreement) will be entitled to receive the number of shares of common stock of the Company, par value $0.001 per share (the “Company Common Stock”), based on the Exchange Ratio as defined in the Merger Agreement (the “Exchange Ratio”), (ii) each investor in Open World Simple Agreements for Future Equity (“Open World SAFEs”) outstanding immediately prior to the Effective Time will be entitled to receive a right to a number of shares of Company Common Stock based on the Exchange Ratio and (iii) any outstanding option to purchase shares of Open World shall be converted into an option to purchase the number of shares of Company Common Stock based on the Exchange Ratio.

Immediately following the closing of the Merger (the “Closing), pre-Closing stockholders of the Company are expected to collectively retain approximately 10% of the post-Closing aggregate number of shares of Company Common Stock and holders of Open World ordinary shares and Open World SAFEs will receive as merger consideration newly issued shares of Company Common Stock representing approximately 90% of the post-Closing aggregate number of shares of Company Common Stock.

The Merger Agreement contains customary representations, warranties and covenants of the Company, Merger Sub and Open World, including, among others, (i) covenants requiring each of the Company and Open World to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Closing or earlier termination of the Merger Agreement, subject to certain exceptions, (ii) covenants prohibiting the Company and Open World from engaging in certain kinds of transactions during such period (without the prior written consent of the other), and (iii) a covenant restricting the Company and Open World from activities relating to the soliciting, initiating, encouraging, inducing or facilitating the communication, making, submission or announcement of any alternative acquisition proposals or inquiries.

The Merger Agreement also requires the Company, in cooperation with the Open World, to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement relating to a Company stockholder meeting to be held in connection with the Merger (the “Registration Statement”) and pursuant to which shares of Company Common Stock will be registered under the Securities Act of 1933, as amended (the “Securities Act”), to be issued by virtue of the Merger and the contemplated transactions thereunder. The Company shall use its reasonable best efforts to (i) cause the Registration Statement to comply with applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable, and (iii) keep the Registration Statement effective as long as is necessary to consummate the Merger and the contemplated transactions thereunder. In addition, under the Merger Agreement, the parties agreed to other customary provisions including (i) obtaining requisite stockholder approval to consummate the Merger and the contemplated transactions thereunder, (ii) obtaining regulatory approvals from relevant governmental authorities, (iii) indemnifying the directors and officers of the Company for a period of six years following the Closing, (iv) completing certain disclosure obligations required by the SEC and listing requirements promulgated by the Nasdaq Capital Market (“Nasdaq”), (v) electing or appointing to the positions of officers and directors of Company and the surviving corporation certain persons designated by Open World, and (vi) executing employment agreements between the Company and Adam Stedham and Jennifer Cola.

Pursuant to Merger Agreement, the Company has also agreed to enter into a Registration Rights Agreement and an Exchange Agent Agreement in forms reasonably acceptable to Open World and the Company at Closing.

Closing of the Merger is subject to various customary closing conditions. Each party’s obligations to effect the Merger and otherwise consummate the contemplated transactions thereunder are conditioned upon (i) the effectiveness of the Registration Statement on Form S-4, (ii) expiration or termination of applicable regulatory waiting periods, (iii) no restraints from any governmental authority preventing the consummation of the contemplated transactions under the Merger Agreement, (iv) the Company and Open World obtaining their respective requisite stockholder votes to consummate the transactions contemplated by the Merger Agreement, (v) the Company causing its PeriShip subsidiary to terminate its current credit facility, (vi) the Company effectuating a reverse stock split upon the request of Open World, (vii) Nasdaq’s approval of the Company’s Nasdaq listing application for the post-Merger entity, (viii) receipt of written approval of the Merger by the Cayman Islands Trade and Business Licensing Board, and (ix) execution of the Registration Rights Agreement. The Company’s and Merger Sub’s obligations to effect the Merger and otherwise consummate the contemplated transactions thereunder are further conditioned upon customary closing conditions. Open World’s obligations to effect the Merger and otherwise consummate the contemplated transactions thereunder are further conditioned upon customary closing conditions as well as (i) the Company having Closing Net Cash, as defined in the Merger Agreement, of no less than $1 million, and (ii) the Company Common Stock having not been delisted from Nasdaq.

In connection with and subject to the Closing of the Merger, outstanding time-based and performance-based restricted stock awards and restricted stock units held by certain employees and directors of the Company at Closing will accelerate and vest, regardless of any performance conditions, at the Effective Time.

At the Closing of the Merger, pursuant to the Merger Agreement, each of David Edmonds, Marshall Geller, Howard Goldberg, and Adam Stedham are expected to resign as directors on the Company’s board of directors (the “Board”).

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Merger Agreement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Stockholder Support Agreements

In connection with the Merger Agreement, certain stockholders of the Company representing approximately 14% or more of the voting power in the aggregate of the Company Common Stock, including the Company’s directors and officers (the “Supporting Stockholders”), executed Stockholder Support Agreements (the “Support Agreements”), pursuant to which they agreed to vote their shares of Company Common Stock, including any shares of capital stock or other equity securities of the Company that they purchase or with respect to which they otherwise acquire sole or shared voting power (including any proxy) (the “Support Agreement Shares”) after the execution of Support Agreement and prior to its expiration pursuant to its terms, in favor of the issuance of Company Common Stock in accordance with Nasdaq Listing Rule 5635 (the “Issuance Proposal”), (ii) any matter that could reasonably be expected to facilitate the Issuance Proposal, (iii) against any other proposed action, agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the approval or consummation of the Issuance Proposal or the consummation of any or all of the other transactions contemplated by the Merger Agreement; and (iv) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Issuance Proposal on the date on which such meeting is held.

The Support Agreements also contain restrictions on transfer of Support Agreement Shares held by the Supporting Stockholders. The Support Agreements will terminate upon the earliest to occur of the following events: (a) the effective time of the approval of the Issuance Proposal, (b) the termination of the Merger Agreement in accordance with its terms or (c) upon mutual written agreement of the parties to the Support Agreements.

The foregoing description of the Support Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the form of Support Agreement, which is attached as Exhibit 10.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

Important Statement Regarding the Merger Agreement

The Merger Agreement and the agreements and forms of agreements contemplated thereunder have been included to provide investors and security holders with information regarding their terms. They are not intended to provide any other factual information about the parties or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by the Company and Merger Sub, on the one hand, and by Open World on the other hand, made solely for the benefit of the other. The Company’s stockholders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions of those provisions, as characterizations of the actual state of facts or conditions of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by each party in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders or may have been used for the purpose of allocating risk between the Company and Merger Sub, on the one hand, and Open World, on the other hand. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about the Company, Merger Sub or Open World at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Important Additional Information and Where to Find It

In connection with the proposed transaction, the Company will file the Registration Statement to register the shares of Company Common Stock to be issued in connection with the proposed transaction. The Registration Statement will include a proxy statement/prospectus, which, once declared effective by the SEC, will be sent to the Company’s stockholders seeking their approval of their respective transaction-related proposals. The Merger Agreement and the agreements and forms of agreements contemplated thereunder should not be read alone but should instead be read in conjunction with the other information regarding the Merger Agreement, the Company, the Merger Sub, Open World, and their respective affiliates and respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement and the proxy statement/prospectus of the Company, as well as in the Forms 10-K, Forms 10-Q and other filings that the Company makes with the SEC. INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER SUB, OPEN WORLD, THE MERGER AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the Registration Statement, including the proxy statement/prospectus contained therein, and other documents filed by the Company with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Registration Statement, including the proxy statement/prospectus contained therein, and other documents filed by the Company with the SEC by contacting the Company by mail at VerifyMe, Inc., 801 International Parkway, Fifth Floor, Lake Mary, Florida 32746, Attention: Corporate Secretary. Investors and stockholders are urged to read the Registration Statement and the other relevant materials when they become available and before making any investment decision with respect to the Merger.

Participants in the Solicitation

The Company and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company's stockholders with respect to the proposed transaction under the rules of the SEC. Information about the Company's directors and executive officers and their ownership of the Company's securities is set forth in the Company's Revised Definitive Proxy Statement on Schedule 14A for its 2025 annual meeting of stockholders, filed with the SEC on September 8, 2025 (the “2025 Proxy”). To the extent that holdings of Company securities have changed since the amounts printed in the 2025 Proxy, such changes have been or will be reflected on Statements of Change in Ownership on Form 3 or Form 4 filed with the SEC. Additional information regarding the identity of participants in the solicitation of proxies, and a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction when they become available.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 1.02	Termination of a Material Definitive Agreement

As previously disclosed, on March 6, 2025, the Company entered into an At-The-Market Sales Agreement (the “Sales Agreement”) with Roth Capital Partners, LLC (the “Sales Agent”), pursuant to which the Company could issue and sell, from time to time, shares of its common stock up to an aggregate offering price of $15.8 million (the “ATM Program”).

On February 11, 2026, the Company provided the Sales Agent written notice of its decision to terminate the ATM Program and pursuant to Section 12(b) of the Sales Agreement, the ATM Program and Sales Agreement will terminate on February 16, 2026.

Following the termination of the Sales Agreement, the Company may not offer or sell any additional shares of Common Stock under the Sales Agreement. From March 6, 2025, and as of the date of this filing the Company has not sold any shares of common stock through the ATM Program.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which was filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2025, and is incorporated by reference herein.

Item 5.02              Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Amended and Restated Employment Agreement with Adam Stedham

In connection with the Merger Agreement, on February 11, 2026, the Company entered into an Amended and Restated Employment Agreement with Adam Stedham, effective as of the Effective Time of the Merger. As of the Effective Time, and subject to the Closing of the Merger, Mr. Stedham is expected to resign as a director, Chief Executive Officer and President to become the President of Precision Logistics (the “Stedham Employment Agreement”). Mr. Stedham’s expected resignation as a director, Chief Executive Officer and President is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

For additional information about Mr. Stedham, please see the information concerning Mr. Stedham set forth under the heading “Proposal One: Election of Directors” in the 2025 Proxy, which was filed with the Commission on September 8, 2025, and which information about Mr. Stedham is hereby incorporated by reference.

Pursuant to the Stedham Employment Agreement, Mr. Stedham will receive an annual base salary of $300,000 and be eligible for an annual bonus for each calendar year, with a potential up to 50% of his base salary based on performance goals set by the Board of Directors each year. Mr. Stedham shall be eligible to receive equity-based compensation award(s), as determined by the Board (or a subcommittee thereof), from time to time.

The Stedham Employment Agreement is for an initial term of one year and will thereafter be “at-will”, and may be terminated by either party during the initial term. If terminated by Mr. Stedham for good reason, or by the Company without cause prior to the 6-month anniversary of the Effective Time, then Mr. Stedham shall be entitled to an amount equal to his Base Salary that would have otherwise been paid until the conclusion of the initial term. If the qualifying termination occurs after the 6-month anniversary of the Effective Time, then Mr. Stedham shall be entitled to an amount equal to six (6) months of his Base Salary.

Employment Agreement with Jennifer Cola

In connection with the Merger Agreement, on February 11, 2026, the Company entered into an Employment Agreement with Jennifer Cola, effective as of the Effective Time. As of the Effective Time, and subject to the Closing of the Merger, Ms. Cola is expected to continue in her position as Chief Financial Officer of the Company (the “Cola Employment Agreement”).

For additional information about Ms. Cola, please see the information concerning Ms. Cola set forth under the heading “Management and Executive Officers” in the 2025 Proxy, which was filed with the Commission on September 8, 2025, and which information about Ms. Cola is hereby incorporated by reference.

Pursuant to the Cola Employment Agreement, Ms. Cola will receive an annual base salary of $180,000 and be eligible for an annual bonus for each calendar year ending during the employment period, with a potential up to 50% of her base salary based on performance goals set by the Board of Directors each year. Ms. Cola shall be eligible to receive equity-based compensation award(s), as determined by the Board (or a subcommittee thereof), from time to time. In addition, in connection with and subject to entering into the Cola Employment Agreement, the Compensation Committee of the Board approved the grant on the Effective Time of 130,000 restricted stock awards under the Company’s 2020 equity incentive plan, which shall vest on the Effective Time.

The Cola Employment Agreement is for an initial term of one year and will thereafter be “at-will”, and may be terminated by either party during the initial term. If terminated by Ms. Cola for good reason, or by the Company without cause prior to the 6-month anniversary of the Effective Time, then Ms. Cola shall be entitled to an amount equal to her Base Salary that would have otherwise been paid until the conclusion of the initial term. If the qualifying termination occurs after the 6-month anniversary of the Effective Time, then Ms. Cola shall be entitled to an amount equal to six (6) months of her Base Salary.

Other than as disclosed in Item 1.01 and this Item 5.02, there are no arrangements or understandings between Mr. Stedham, Ms. Cola, or any other person pursuant to which he or she was appointed as the President of Precision Logistics and Chief Financial Officer of the Company, respectively. Neither Mr. Stedham, nor Ms. Cola, nor any of his or her immediate family has been a party to any transaction with the Company, nor is any such transaction currently proposed, that would be reportable under Item 404(a) of Regulation S-K. There are no family relationships between Mr. Stedham or Ms. Cola, and any of the directors and executive officers of the Company.

The foregoing description of the Stedham Employment Agreement and Cola Employment Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Stedham Employment Agreement and Cola Employment Agreement, which are attached as Exhibit 10.3 and 10.4 to this Current Report on Form 8-K, respectively, and are incorporated herein by reference.

Jennifer Cola Severance Period

In connection with the Merger, on February 11, 2026, the Board approved the grant of a severance period for Ms. Cola effective immediately and which will expire upon the Effective Time of the Merger (the “Severance Period”), whereby Ms. Cola will receive a continuation of her base salary and benefits for a period of six months if she is terminated without cause during the Severance Period.

Acceleration of Restricted Stock Units

On February 11, 2026, the Compensation Committee of the Board approved the accelerated vesting of 550,000 unvested performance-based restricted stock units granted to Mr. Stedham on June 19, 2023; 24,000 unvested restricted stock units granted to Ms. Cola on May 19, 2025; 75,000 unvested performance-based restricted stock units granted to Fred G. Volk, III on June 30, 2024; and 120,000 unvested performance-based restricted stock units granted to Nancy Meyers on July 20, 2023. As approved by the Compensation Committee, each award shall vest and be payable in shares of Company Common Stock upon the earliest to occur of (i) Effective Time of the Merger or (ii) September 30, 2026, regardless of whether any performance conditions of such awards have been met, unless such awards have vested prior to such time pursuant to their terms.

Item 7.01. Regulation FD Disclosure.

Attached as Exhibit 99.1 is a copy of the joint press release issued by the Company and Open World on February 12, 2026 announcing the entry into the Merger Agreement.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, is being furnished, shall not be deemed “filed” for any purpose, and shall not be deemed incorporated by reference in any filing under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except as expressly set forth by specific reference in such a filing.

Cautionary Note regarding Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “shall,” “should,” “intend,” and other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the closing and effective time of the Merger, the timing and filing of a Registration Statement on Form S-4 and related proxy materials, the timing and effectiveness of employment agreements with Mr. Stedham and Ms. Cola, and the accelerated vesting of certain restricted stock units. Each forward-looking statement contained in this Current Report on Form 8-K (and the associated exhibits attached hereto) is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close, including the failure to obtain stockholder approval necessary to complete the Merger; (2) the institution or outcome of any legal proceedings that may be instituted against the Company or Open World following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability of the parties to complete the proposed business combination, including due to failure to obtain approval of the securityholders of the Company, certain regulatory approvals, or satisfy other conditions to closing in the Merger Agreement; (4) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (5) the ability to recognize the anticipated benefits of the proposed business combination; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; and (8) the risks and uncertainties identified under the headings “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 12, 2025 (as amended), and “Item 1A. Risk Factors” in the Company’s subsequently filed Quarterly Reports on Form 10-Q, as well as other information the Company has or may file with the SEC, including those disclosed under Item 8.01 of this Current Report on Form 8-K.

We caution investors not to place considerable reliance on the forward-looking statements contained in this Current Report on Form 8-K (and the associated exhibits attached hereto). You are encouraged to read our filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements speak only as of the date of this document, and we undertake no obligation to update or revise any of these statements except as required by applicable law. Our business is subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should consider these risks and uncertainties. We do not give any assurance that the Company will achieve its expectations by the transactions contemplated in the Merger Agreement or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d)       Exhibits

Exhibit No.	Description
2.1*	Agreement and Plan of Merger dated February 11, 2026, by and among VerifyMe, Inc., VRME Subsidiary Corp., and Open World, Ltd.
10.1*	Form of Company Stockholder Support Agreement dated February 11, 2026
10.2#*	Amended and Restated Employment Agreement with Adam Stedham dated February 11, 2026 and subject to effectiveness
10.3#*	Employment Agreement with Jennifer Cola dated February 11, 2026 and subject to effectiveness
99.1	Press Release dated February 12, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission or its staff upon request.

# Denotes management compensation plan or contract

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VerifyMe, Inc.

Date: February 12, 2026	By:	/s/ Adam Stedham
Adam Stedham
Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

VERIFYME, INC.,

VRME SUBSIDIARY CORP.

and

Open World Ltd.

dated as of February 11, 2026

This document is intended solely to facilitate discussions among the parties identified herein. It is not intended to create, and will not be deemed to create, a legally binding or enforceable offer or agreement of any type or nature prior to the duly authorized and approved execution of this document by all such parties and the delivery of an executed copy hereof by all such parties to all other parties.

THIS DOCUMENT SHALL BE KEPT CONFIDENTIAL PURSUANT TO THE TERMS OF THE CONFIDENTIALITY AGREEMENT ENTERED INTO BY THE RECIPIENT HEREOF OR, IF APPLICABLE, ITS AFFILIATE, WITH RESPECT TO THE SUBJECT MATTER HEREOF.

i

ii

iii

Exhibits	Description

Exhibit A	Form of Parent Support Agreement
Exhibit B	Form of Amended and Restated Memorandum and Articles of Association of the Surviving Company
Exhibit C-1	Form of Amended and Restated Employment Agreement between Parent and Adam Stedham
Exhibit C-2	Form of Employment Agreement between Parent and Jennifer Cola

iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of February 11, 2026, is entered into by and among VerifyMe, Inc., a Nevada corporation (“Parent”), VRME Subsidiary Corp., a Nevada corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub”), and Open World Ltd., a Cayman Islands exempted company (the “Company”). The parties hereto are referred to collectively as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, on the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub will merge with and into the Company, with the Company surviving the merger (the “Merger”) as a direct, wholly owned Subsidiary of Parent (the corporation surviving the Merger, the “Surviving Company”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the Transactions are in the best interests of the Company and its shareholders; (b) approved, adopted and declared advisable this Agreement and the Transactions; (c) directed that the approval and adoption of this Agreement (including the Transactions) be submitted to the Company’s shareholders; and (d) recommended the adoption of this Agreement and approval of the Transactions by the Company’s shareholders;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (a) determined that this Agreement and the Transactions (including the Parent Share Issuance) are fair to and in the best interests of Parent and its stockholders; (b) approved, adopted and declared advisable this Agreement and the Transactions (including the Parent Share Issuance); (c) directed that the approval and adoption of this Agreement (including the Parent Share Issuance) be submitted to a vote at a meeting of Parent’s stockholders; and (d) recommended the adoption of this Agreement and approval of the Transactions (including the Parent Share Issuance) by Parent’s stockholders;

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has unanimously (a) approved, adopted and declared advisable this Agreement and the Transactions and (b) directed that this Agreement (including the Transactions) be submitted to Parent for its approval and adoption in its capacity as the sole stockholder of Merger Sub;

WHEREAS, substantially concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, certain stockholders of Parent representing 14% or more of the voting power in the aggregate of the Parent Common Stock shall enter into voting and support agreements with Parent and the Company in substantially the form attached hereto as Exhibit A (each, a “Parent Support Agreement”);

WHEREAS, immediately after the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver actions by written consent (the “Merger Sub Consent”), adopting this Agreement and approving the Transactions;

1

WHEREAS, for U.S. federal income Tax purposes, the Parties intend that (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (the “Treasury Regulations”) and (ii) Parent and the Company each be a party to the reorganization within the meaning of Section 368(b) of the Code (together, the “Intended Tax Treatment”);

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties and covenants in this Agreement in connection with the Merger and to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the Parties hereby agree as follows:

Article I

THE MERGER; CLOSING; EFFECTIVE TIME

Section 1.01        The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Company and Merger Sub shall cause to be filed:

(i) a certificate of merger with respect to the Merger, to be in a form mutually agreed by the Company and Parent (the “Certificate of Merger”), with the Secretary of State of the State of Nevada in accordance with the relevant provisions of the NRS; and

(ii) a plan of merger to be in a form mutually agreed by the Company and Parent (the “Plan of Merger”), together with any other declarations, certificates and documents required by the Companies Act (as amended) of the Cayman Islands (the “Companies Act”), to be filed with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”), in accordance with the relevant provisions of the Companies Act (collectively, the “Cayman Merger Documents”), and shall make all other filings or recordings required under the NRS and the Companies Act in connection with the Merger. The Merger shall become effective at such time as the Plan of Merger is registered by the Cayman Registrar in accordance with Section 237(15) of the Companies Act, or at such later date or time as may be agreed by the Company and Parent in writing as permitted by the Companies Act provided, that any deferred effectiveness of the Merger shall occur no later than the ninetieth (90th) day after the date on which the Plan of Merger is registered by the Cayman Registrar (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

(b) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, (i) Merger Sub shall be merged with and into the Company in accordance with the NRS and the Companies Act and (ii) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the Companies Act as the surviving company in the Merger.

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(c) From and after the Effective Time, the Surviving Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and restrictions of the Company and Merger Sub, all as provided under the NRS and the Companies Act, and the Merger shall have the effects set forth herein and in the applicable provisions of the NRS and the Companies Act.

Section 1.02        Organizational Documents of the Surviving Company. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, the Company, Merger Sub or any other Person, the memorandum and articles of association of the Company shall be amended and restated to read in its entirety in the form of Exhibit B attached hereto, and as so amended and restated shall be the memorandum and articles of association of the Surviving Company until thereafter amended as provided therein or by Applicable Law.

Section 1.03        Directors and Officers of the Surviving Company. From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with the memorandum of association and articles of association of the Surviving Company and Applicable Law, the directors and officers of the Company immediately prior to the Effective Time shall be the directors and officers of the Surviving Company.

Section 1.04        Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, Texas 77002, commencing at 10:00 a.m. Central Time or via the electronic exchange of documents and signatures at 10:00 a.m. Central Time, on the second (2nd) Business Day following the satisfaction or (to the extent permitted by Law) waiver by the Party or Parties entitled to the benefits thereof of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions by the Party or Parties entitled to the benefits thereof), or at such other place, time and date as shall be mutually agreed in writing between the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.05        Parent Governance Matters.

(a) [Reserved]

(b) Parent Board. Parent shall take all necessary action (including by passing the appropriate resolutions to the extent necessary, to be effective immediately following the Closing, to increase the size of the Parent Board and appoint the applicable directors to fill the resulting vacancies, and by securing or causing to be delivered to Parent (with evidence thereof to be provided to the Company) the resignations of then-serving directors of Parent Board other than the one (1) individual who will remain pursuant to Section 1.05(b)(ii) below) to:

(i) cause the size of the Parent Board as of the Closing to be fixed at seven (7) and cause the six (6) individuals set forth in Section 1.05(b)(i) of the Company Disclosure Schedules (as may be updated by the Company prior to Closing upon written notice to Parent) to be appointed to the Parent Board as of the Closing (each such individual and their successors, a “Parent Board Designee”); provided that each Parent Board Designee shall be subject to, and shall have successfully completed to the reasonable satisfaction of the Parent Board (such satisfaction not to be unreasonably withheld, conditioned or delayed), customary background checks, in each case conducted in accordance with applicable Law;

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(ii) cause the one (1) individual set forth in Section 1.05(b)(ii) of the Parent Disclosure Schedules to remain on the Parent Board as of the Closing; and

(iii) cause the Parent Board Designees set forth in Section 1.05(b)(iii) of the Company Disclosure Schedules (as may be updated by the Company prior to Closing upon written notice to Parent) to be appointed to the committees of the Parent Board as of the Closing and certain positions thereof in accordance with Section 1.05(b)(iii) of the Company Disclosure Schedules.

(c) Parent Executive Officers. Each of Parent and the Company shall take all necessary action (including by passing the appropriate resolutions to the extent necessary, to be effective immediately following the Closing, and by securing or causing to be delivered to Parent (with evidence thereof to be provided to the Company) the resignations of then-serving officers of Parent) to cause the officers of Parent as of the Closing to be the individuals set forth in Section 1.05(c) of the Company Disclosure Schedules (as may be updated by mutual written agreement of the Company and Parent prior to the Closing).

Article II

EFFECT ON CAPITAL STOCK; EXCHANGE

Section 2.01        Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any Equity Interests in the Company, Parent or Merger Sub:

(a) each (i) Company Share issued and outstanding immediately prior to the Effective Time, other than Excluded Shares and Dissenting Shares, shall be converted into a number of fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio; and (ii) Company SAFE issued and outstanding immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive a number of fully paid and nonassessable shares of Parent Common Stock equal to (x) the Conversion Share Number applicable to such Company SAFE multiplied by (y) the Exchange Ratio, without any interest (collectively, the “Merger Consideration”), subject to adjustment in accordance with Section 2.07 and without duplication; provided that the Merger Consideration received in respect of any Company Share that is subject to vesting (each, a “Company Restricted Share”), shall be subject to the same restrictions, which shall lapse on the same schedule, as such Company Restricted Shares except that such restrictions and schedules will be based on such Company shareholder’s provision of services to the Surviving Company or its affiliate, as applicable (the “Restricted Consideration”). Each Company Share that immediately prior to the Effective Time was registered to a holder on the register of members of the Company (other than Excluded Shares and Dissenting Shares) shall cease to be outstanding, shall be canceled and cease to exist and shall thereafter represent only the right to receive the Merger Consideration, without any interest. The Merger Consideration issued (and paid) in accordance with the terms of this Article II upon conversion of any Company Share or Company SAFE and delivery of duly executed letters of transmittal in accordance with Section 2.02 will be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such Company Share or Company SAFE, as applicable, and after the Effective Time there will be no further registration of transfers on the register of members of the Surviving Company with respect to the Company Shares or Company SAFEs that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any duly executed letters of transmittal with respect to former Company Shares or Company SAFEs are presented to the Surviving Company or the Exchange Agent for any reason, they will be treated in accordance with this Article II.

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(b) each Company Option, whether vested or unvested, shall automatically, without any action by Parent, the Company or any holder of such Company Option, cease to represent an option to purchase Company Shares and shall be converted into an option to purchase shares of Parent Common Stock (each, an “Assumed Option”). Each Assumed Option will continue to be subject to substantially the same terms and conditions that applied to such Company Option, except that (i) the number of shares of Parent Common Stock shall equal the product of (x) the number of shares underlying the Company Option immediately prior to the Effective Time multiplied by (y) the Exchange Ratio (rounded down to the nearest whole share), (ii) the exercise price per share of such Assumed Option shall equal the quotient obtained by dividing (x) the exercise price of such Company Option by (y) the Exchange Ratio (rounded up to the nearest whole cent), and (iii) each Assumed Option shall be governed by Parent’s applicable equity plan. Notwithstanding anything herein to the contrary, the method of adjusting the exercise price and the number of shares underlying each Assumed Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Company Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code and Treasury Regulation Section 1.424-1, consistent with the requirements of Section 424 of the Code, including that such conversion shall not be intended to constitute a “modification” of such Company Options for purposes of Section 409A of the Code or Section 424 of the Code, and any amounts or shares delivered upon the exercise, vesting or settlement of an Assumed Option may be reduced by any applicable Tax withholdings and deductions (including social security and pension contributions) in accordance with Section 2.09.

(c) each Company Share that is held immediately prior to the Effective Time by the Company as a treasury share (the “Excluded Shares”) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(d) each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one ordinary share with a par value of $0.0001 per share, of the Surviving Company and shall constitute the only outstanding shares of the Surviving Company; and

(e) Parent shall become the sole shareholder of the Surviving Company.

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Section 2.02        Exchange of Shares.

(a) Exchange Agent. Prior to the Closing, Parent, the Company and the exchange agent mutually agreed to by Parent and the Company prior to Closing (the “Exchange Agent”) shall enter into a customary Exchange Agent Agreement (the “Exchange Agent Agreement”) for the purpose of delivering to each Securityholder his, her or its portion of the aggregate Merger Consideration in respect of such Securityholder’s Company Shares or Company SAFEs, as applicable. As of or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of Securityholders, a number of shares of Parent Common Stock, in book-entry form, equal to the aggregate Merger Consideration issuable pursuant to Section 2.01(a) for the purpose of exchanging the Company Shares and the Company SAFEs for the Merger Consideration.

(b) Exchange Procedures. Prior to the Effective Time, Parent shall provide, or cause the Exchange Agent to provide, to each Person who is or will be, as of immediately prior to the Effective Time, a Securityholder, a letter of transmittal in a form agreed to by the Company and Parent and instructions (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of such letter of transmittal) for use in such exchange in accordance with the terms and conditions of the Exchange Agent Agreement. Upon delivery to (and receipt by) the Exchange Agent of such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, such Securityholder will be entitled to receive (following the Effective Time) the applicable Merger Consideration that such Securityholder has the right to receive pursuant to the provisions of this Article II. Until exchanged as contemplated by this Section 2.02, any Company Shares or Company SAFEs will be deemed at any time after the Effective Time to represent only the right to receive upon such exchange the Merger Consideration as contemplated by this Section 2.02. No interest will be paid or accrue on any amounts payable upon exchange of any Company Shares or Company SAFEs. All fees and expenses of the Exchange Agent shall be paid 50% by Parent and 50% by the Company.

Section 2.03        Fully Diluted Parent Common Stock; Fully Diluted Company Shares. Prior to the Closing, (i) Parent shall deliver to the Company a certificate signed on behalf of Parent by the Chief Financial Officer of Parent setting forth the aggregate Fully Diluted Parent Common Stock as of the close of business on the Business Day immediately preceding the Closing Date, and (ii) the Company shall deliver a certificate signed on behalf of the Company by the Chief Executive Officer of the Company setting forth the aggregate Fully Diluted Company Shares as of the close of business on the Business Day immediately preceding the Closing Date. Absent manifest error or fraud, each certificate delivered pursuant to the preceding sentence shall be final and binding on the Parties and all holders of Equity Interests in any of the Parties.

Section 2.04        No Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock shall be issued in exchange for Company Shares or Company SAFEs. If the aggregate number of shares of Parent Common Stock that would be paid to any Securityholder pursuant to Section 2.01(a) in the absence of this Section 2.04 is not a whole number, then such aggregate number shall be (x) rounded down to the nearest whole number in the event that the fractional share that otherwise would be so paid is less than five-tenths (0.5) of a share of Parent Common Stock and (y) rounded up to the nearest whole number in the event that the fractional share that otherwise would be so paid is greater than or equal to five-tenths (0.5) of a share of Parent Common Stock.

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Section 2.05        Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, Company Shares issued and outstanding immediately prior to the Effective Time and held by a shareholder who validly exercised their dissenters’ rights for such Company Shares in accordance with Section 238 of the Companies Act, and otherwise complied with all of the provisions of the Companies Act relevant to the exercise and perfection of dissenters’ rights (such Company Shares being referred to collectively as the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration, but shall instead automatically cease to be outstanding, shall be canceled and cease to exist and shall thereafter represent only the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Section 238 of the Companies Act; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to the Companies Act, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the Companies Act, such Company Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.01(a), without interest thereon, upon surrender, in the manner provided in Section 2.02, of such shares. The Company shall provide Parent with prompt written notice of any demands received by the Company for appraisal of Company Shares, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the Effective Time that relates to such demand. Except with the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.

Section 2.06        No Liability. None of the Parties hereto, the Surviving Company or the Exchange Agent will be liable to any Person in respect of any shares of Parent Common Stock properly delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.07        Certain Adjustments. Without limiting or affecting any of the provisions of Section 5.01 or Section 6.01, if, during the period between the date of this Agreement and the Effective Time, any change in the Equity Interests of the Company or Parent (other than actions expressly permitted by the terms of this Agreement, including, if applicable, the Parent Reverse Split) shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange, consolidation, equity issuance or readjustment of shares, subdivision, forfeiture or other similar transaction, or any stock dividend thereon (including any dividend or distribution of securities convertible into Company Shares or Parent Common Stock, as applicable) with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Merger Consideration or any such other amounts payable pursuant to this Agreement.

Section 2.08        Determination of Closing Net Cash.

(a) Except as otherwise contemplated in this Section 2.08, on the tenth (10th) Business Day prior to the Effective Time, Parent shall deliver to the Company a schedule (the “Closing Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of Closing Net Cash (the “Closing Net Cash Calculation”) as of the Effective Time. Parent shall make available to the Company, as reasonably requested by the Company, the work papers (subject to execution of customary work paper access letters if requested by the auditor of Parent) and back-up materials used or any other relevant information useful in preparing the Closing Net Cash Schedule, including any close-out memos or other forms of written affirmation received from vendors that either no more money is due or an amount of money is due that is reflected on the Closing Net Cash Schedule.

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(b) The Company shall have the right to dispute any part of the Closing Net Cash Calculation by delivering a written notice (for which email will suffice) (a “Dispute Notice”) to that effect to Parent on or prior to 11:59 p.m. Central Time, on the fifth (5th) Business Day following the Company’s receipt of the Closing Net Cash Schedule (the “Response Time”), which Dispute Notice shall identify in reasonable detail the nature and amounts of any proposed revisions to the proposed Closing Net Cash Calculation and shall be accompanied by a reasonably detailed explanation for the basis for such revisions.

(c) If, on or prior to the Response Time, the Company notifies Parent in writing that it has no objections to the Closing Net Cash Calculation or if the Company fails to deliver a Dispute Notice as provided in Section 2.08(b) prior to the Response Time, then the Closing Net Cash Calculation as set forth in the Closing Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and shall represent the Closing Net Cash at the Effective Time for purposes of this Agreement.

(d) If Representatives of the Company and Parent are unable to negotiate an agreed-upon determination of Closing Net Cash as of the Effective Time pursuant to this Section 2.08 within two (2) Business Days after delivery of the Dispute Notice (or such other period as the Company and Parent may mutually agree upon), then any remaining disagreements as to the calculation of Closing Net Cash shall be referred to for resolution to an impartial nationally or regionally recognized firm of independent certified public accountants other than the Company’s accountants or Parent’s accountants to be mutually agreed upon and appointed by the Company and Parent as promptly as practicable following delivery of a Dispute Notice (the “Accounting Firm”). The Company and Parent shall promptly deliver to the Accounting Firm the work papers (subject to execution of customary work paper access letters if requested by the auditor of Parent) and back-up materials used in preparing the Closing Net Cash Schedule and the Dispute Notice, and the Company and Parent shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within three (3) Business Days of accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any materials related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Closing Net Cash made by the Accounting Firm shall be made in writing delivered to each of the Company and Parent, shall be final and binding on the Company and Parent and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Closing Net Cash at the Effective Time for purposes of this Agreement. The fees and expenses of the Accounting Firm shall be allocated between the Company and Parent in the same proportion that the disputed amount of the Closing Net Cash that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Closing Net Cash and such fees and expenses shall be included in the calculation of Transaction Expenses, as applicable.

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Section 2.09        Withholding. Each of the Parent, Merger Sub, the Company, the Exchange Agent and each of their respective Affiliates and any other Person making a payment under this Agreement (each, a “Payor”) shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the Merger Consideration or any other amount payable pursuant to this Agreement such amounts as are required to be deducted and withheld under Applicable Law. To the extent that amounts are so withheld and timely remitted to the applicable Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith and take reasonable steps to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding) if permitted under Applicable Law.

Section 2.10        Transfer Taxes. All transfer, documentary, sales, use, real property, stamp duty, stamp duty reserve tax, registration and other similar Taxes, fees and costs (including any associated penalties and interest) incurred in connection with this Agreement that are payable by Parent, Merger Sub, the Company or its Subsidiaries (“Transfer Taxes”) shall be borne fifty percent (50%) by Parent (as Transaction Expenses) and fifty percent (50%) by the Company and shall be paid when due. Each of the Parties shall (a) cooperate to obtain any additional confirmations from any relevant Governmental Authority in relation to Transfer Taxes that they consider to be necessary in connection with the Merger and (b) cooperate and file all necessary Tax Returns with respect to all such Transfer Taxes.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.17, except as disclosed in the Disclosure Schedules delivered to Parent by the Company on the date of this Agreement (the “Company Disclosure Schedules”), the Company hereby represents and warrants to Parent, as follows:

Section 3.01        Corporate Existence and Power.

(a) The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. The Company has all corporate powers required to own or lease all of its properties or assets and to carry on its business as now conducted. The Company is duly qualified to do business and, to the extent such concept or a similar concept is applicable in such jurisdiction, is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of the memorandum of association and articles of association of the Company (as may be amended from time to time, the “Company Organizational Documents”) as in effect on the date of this Agreement.

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Section 3.02        Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by the Company of the Transactions, are within the corporate powers of the Company and, except for the Company Shareholder Approval, have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company, and each of the Ancillary Agreements to which the Company is a party has been (or will be) duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by the other parties hereto and thereto) each constitutes (or will constitute) a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a Proceeding at law or in equity) (collectively, the “Bankruptcy and Equity Exceptions”)).

(b) The Company Board has unanimously adopted resolutions (i) determining that this Agreement and the Transactions are in the best interests of the Company and its shareholders; (ii) approving, adopting and declaring advisable this Agreement and the Transactions; (iii) directing that the approval and adoption of this Agreement (including the Transactions) be submitted to the Company’s shareholders; and (iv) recommending the adoption of this Agreement and approval of the Transactions by the Company’s shareholders. The Company Board has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

Section 3.03        Governmental Authorization. Assuming the representations and warranties of Parent and Merger Sub contained in this Agreement are true, correct and complete and except as may result from any facts or circumstances relating solely to Parent or Merger Sub or any of their respective Affiliates, the execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is or is specified to be a party, and the consummation by the Company of the Transactions, require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Nevada and the Cayman Merger Documents with the Cayman Registrar (and the registration of the Plan of Merger by the Cayman Registrar); (b) compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws; (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities Laws or any applicable Laws of the Cayman Islands or pursuant to the listing requirements of the Nasdaq Capital Market LLC or any successor thereto (“Nasdaq”); or (d) any other actions, Consents or Filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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Section 3.04        Non-Contravention. Except as set forth on Section 3.04 of the Company Disclosure Schedules, the execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which the Company is or is specified to be a party, and the consummation of the Transactions, do not and will not: (a) assuming effectiveness of the Company Shareholder Approval, contravene, conflict with or result in any violation or breach of any provision of the Company Organizational Documents; (b) assuming compliance with the matters referred to in Section 3.03 and effectiveness of the Company Shareholder Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law; (c) assuming compliance with the matters referred to in Section 3.03 and effectiveness of the Company Shareholder Approval, require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any provision of any Company Material Contract binding upon the Company or any of its Subsidiaries; or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.05        Capitalization.

(a) The authorized share capital of the Company as of the date of this Agreement consists of 500,000,000 Company Shares, with 126,080 Company Shares issued and outstanding as of the date of this Agreement. No Company Shares are owned by any direct or indirect Subsidiary of the Company. As of the date of this Agreement, there are outstanding Company Options to purchase an aggregate of 13,920 Company Shares (of which Company Options to purchase an aggregate of 4,388 Company Shares are vested and exercisable). As of the date of this Agreement, 126,080 Company Shares constitute Company Restricted Shares. Section 3.05(a) of the Company Disclosure Schedules sets forth an accurate and complete list as of the date of this Agreement of (x) the holders of all issued and outstanding Company Shares and the number of Company Shares owned of record by each such holder and (y) the Company SAFE Holders and the Purchase Amount corresponding to each such Company SAFE Holder. Except as set forth in Section 3.05(a) of the Company Disclosure Schedules and for changes to the extent not prohibited by Section 5.01, there are no issued, reserved for issuance or outstanding (i) shares or other voting securities of, or other ownership interest in, the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares or other voting securities of, or other ownership interests in, the Company, (iii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, deliver, sell, repurchase, redeem or otherwise acquire any shares or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares or other voting securities of, or other ownership interests in, the Company, or (iv) restricted shares, share appreciation rights, performance units, contingent value rights, “phantom” shares or similar securities or rights issued by or with the approval of the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or other voting securities of, or other ownership interests in, the Company.

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(b) As of the date of this Agreement, the Company has reserved 13,920 Company Shares for issuance pursuant to the Company Equity Plan. Section 3.05(b) of the Company Disclosure Schedules contains a complete and correct list of the following as of the date of this Agreement: (i) each outstanding Company Option, including (A) the holder, (B) the date of grant, (C) the number of Company Shares subject to such Company Option at the time of grant, (D) the number of Company Shares subject to such Company Option as of the date of this Agreement, (E) the exercise price per Company Share, (F) the vesting schedule (including the number of vested and unvested Company Shares subject to such Company Option as of the date of this Agreement), and (G) any accelerated vesting provisions (including whether the vesting shall be subject to any acceleration in connection with the Merger or any other transactions contemplated by this Agreement) and (ii) each outstanding award or grant of Company Restricted Shares, including (A) the holder, (B) the date of grant, (C) the number of Company Shares subject to such award or grant at the time of issuance, (D) the original purchase price per share and the purchase price per share payable upon the repurchase of such Company Restricted Shares (as applicable), (E) the vesting schedule, and (F) any accelerated vesting provisions (including whether the vesting shall be subject to any acceleration in connection with the Merger or any other transactions contemplated by this Agreement). All Company Options and Company Restricted Shares have been granted in compliance with Applicable Law and the applicable award agreement related thereto, in each case, other than what would have resulted or would reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect.

(c) As of the date of this Agreement, all outstanding Company Shares have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(d) As of the date of this Agreement, there are no outstanding (i) bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote or (ii) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Shares.

(e) Except as set forth in Section 3.05(e) of the Company Disclosure Schedules and except for (i) the Company SAFEs and (ii) the Company Options and Company Restricted Shares set forth in Section 3.05(b) of the Company Disclosure Schedules, as of the date of this Agreement, there are no shareholders’ agreements, voting trusts, registration rights agreements or other similar agreements or understandings to which the Company or any Subsidiary of the Company is a party with respect to the voting, purchase, sale or transfer of shares or other Equity Interests of the Company. As of the date of this Agreement, none of the Company or any Subsidiaries of the Company has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares that are in effect.

Section 3.06        Subsidiaries.

(a) Each Subsidiary of the Company is duly organized or incorporated, validly existing and in good standing (to the extent such concept is legally recognized) under the Laws of the jurisdiction of its organization or incorporation and has all requisite organizational power and authority to carry on its business as now conducted, except where failure to be so duly organized or incorporated, validly existing and in good standing or to have such power would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 3.06 of the Company Disclosure Schedules sets forth a true and complete list of each Subsidiary of the Company as of the date of this Agreement and its jurisdiction of incorporation.

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(b) All of the outstanding shares, capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company are directly owned by the Company free and clear of any Lien. Except for the shares, capital stock or other voting securities of, or other ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any shares, capital stock or other voting securities of, or other ownership interests in, any Person.

Section 3.07        Disclosure Documents. To the knowledge of the Company, the information relating to the Company and its Subsidiaries that is provided by or on its behalf for inclusion or incorporation by reference in the Registration Statement will not (a) at the time the Registration Statement is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) at the date it is first mailed to the stockholders of Parent and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.08        Absence of Certain Changes. Since the Measurement Date through the date of this Agreement, (a) the business of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business and (b) there has not been any Company Material Adverse Effect.

Section 3.09        No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities or obligations arising in the ordinary course of business, (b) liabilities arising in connection with the Transactions and (c) other liabilities or obligations that would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.10        Litigation. Except as otherwise set forth in Section 3.10 of the Company Disclosure Schedules, as of the date of this Agreement, there is no Proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, that has resulted or would reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, or that, as of the date of this Agreement, in any manner challenges or seeks (or would have the effect of challenging or seeking) to prevent, enjoin, materially alter or materially delay the Transactions. As of the date of this Agreement, there is no settlement or similar agreement that imposes any material ongoing obligations or restriction on the Company or any of its Subsidiaries. As of the date of this Agreement, there is no Order outstanding or, to the knowledge of the Company, threatened against or affecting Company, any of its Subsidiaries, any present or former officers, directors or employees of Company or any of its Subsidiaries in their respective capacities as such, or any of the respective material assets or properties of the Company or any of its Subsidiaries, under which the Company or any of its Subsidiaries has any ongoing obligations or restrictions that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions.

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Section 3.11        Compliance with Applicable Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company is, and since the date of incorporation of the Company has been, in compliance with all Applicable Laws and is not in default under or in violation of any Applicable Laws and (b) the Company is not a party to any agreement or settlement with any Governmental Authority, under which it has any ongoing obligations or restrictions, with respect to any actual or alleged violation of any Applicable Law.

Section 3.12        Company Permits. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries hold all governmental Consents necessary for the operation of their respective businesses (the “Company Permits”). All Company Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries are and, since the date of incorporation of the Company, have been in compliance with the terms of the Company Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.13        Company Material Contracts.

(a) Section 3.13(a) of the Company Disclosure Schedules sets forth a list as of the date of this Agreement of each of the following Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or their assets are bound (other than any Company Employee Plan or Company Real Property Lease) (each such Contract listed or required to be so listed, a “Company Material Contract”):

(i)    any Contract that (A) would limit or purports to limit, in any material respect, the freedom of the Surviving Company, Parent or any of their respective Subsidiaries to engage or compete in any line of business or with any Person or in any area after the Closing (except where such limitation is imposed pursuant to Applicable Laws), (B) contains any material exclusivity or “most favored nation” obligations or restrictions or similar provisions that would be binding on the Surviving Company, Parent or any of their respective Subsidiaries after the Closing, (C) contains requirements to purchase any minimum portion of any product or service from any Person or to sell any minimum portion of any product or service to any Person that would be binding on the Surviving Company, Parent or any of their respective Subsidiaries after the Closing or (D) contains a right of refusal, right of first offer or right of first negotiation or similar right with respect to a material asset owned by the Company or any of its Subsidiaries (other than any such Contracts that are terminable by the Company or any of its Subsidiaries on ninety (90) days or less notice without any required material payment or other material conditions, other than the condition of notice);

(ii) any Contract pursuant to which the Company or any of its Subsidiaries receives from any Third Party a license or similar right to any Intellectual Property that is material to the Company and its Subsidiaries, other than licenses granting rights to use commercially available hardware or software, including pursuant to shrinkwrap, clickthrough or other standard similar licensing terms;

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(iii)    any Contract pursuant to which the Company or any of its Subsidiaries grants to any Third Party a license or similar right to any Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, other than nonexclusive licenses granted in the ordinary course of business;

(iv)    any Contract that is a Collective Bargaining Agreement;

(v)    any material Related Party Contract to which the Company is a party;

(vi)    any Contract involving the settlement of any action or threatened action (or series of related actions);

(vii)    any Contract that is a lease of personal property that requires annual rent or other payments by lessee in excess of $1,000,000 to which the Company or any of its Subsidiaries is a party, as lessee; and

(viii)    any Contract that relates to the acquisition or disposition of any Person, business or asset of value in excess of $2,000,000 in aggregate (other than any Contract or arrangement that provides solely for the acquisition of equipment or products or the provision of services in the ordinary course of business).

(b) All of the Company Material Contracts are, subject to applicable Bankruptcy and Equity Exceptions, valid and binding obligations of the Company or a Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, each of the other parties thereto, and in full force and effect and enforceable in accordance with their respective terms against the Company or its Subsidiaries (as the case may be) and, to the knowledge of the Company, each of the other parties thereto, except where the failure to be so valid and binding and in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no Person is seeking to terminate or challenge the validity or enforceability of any Company Material Contract. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of the other parties thereto has violated any provision of, or committed or failed to perform any act that (with or without notice, lapse of time or both) would constitute a default under any provision of, and as of the date of this Agreement neither the Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Company Material Contract, except for those violations and defaults (or potential defaults) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.14        Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)    All Tax Returns required by Applicable Laws to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due (giving effect to valid extensions) in accordance with all Applicable Laws, and all such Tax Returns are true, correct and complete.

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(ii)    The Company and each of its Subsidiaries has timely paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable by it, or (A) where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual or (B) where payment is being contested in good faith pursuant to appropriate procedures, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate reserve.

(iii)   There is no Proceeding pending or, to the knowledge of the Company, threatened in writing against or with respect to the Company or its Subsidiaries in respect of any Tax in any jurisdiction.

(iv)   There are no requests for advance Tax rulings, requests for technical advice, requests for change in any method of accounting or any similar requests or determinations in respect of any Tax pending or in progress between the Company or any of its Subsidiaries and any Taxing Authority.

(v)    There are no Liens for Taxes (other than statutory Liens for Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.

(vi)    No claim, assessment, deficiency or proposed adjustment for Taxes has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries (nor to the knowledge of the Company is there any), which deficiency has not been paid or resolved, except for claims, assessments, deficiencies or proposed adjustments being contested in good faith pursuant to appropriate procedures and for which adequate reserves have been established in accordance with and to the extent required under GAAP.

(vii)    No claim has been made in writing by any Taxing Authority in a jurisdiction where the Company or one of the Company’s Subsidiaries does not pay a particular Tax or file a particular Tax Return that such entity is or may be required to pay such Tax or file such Tax Return in that jurisdiction. Neither the Company nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction other than the country of its organization.

(viii)   The Company and each of its Subsidiaries are in compliance with all Applicable Law with respect to transfer pricing and have maintained documentation required to substantiate transfer pricing practices and methodology in any relevant jurisdiction.

(ix)    Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company or any of its Subsidiaries was the common parent, (B) is party to any Tax Sharing Agreement (other than any such agreement solely between the Company and its current Subsidiaries), or (3) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or any Tax Sharing Agreement or as a transferee or successor.

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(x)   Neither the Company nor any of its Subsidiaries has engaged in any transaction that is a “reportable transaction” under Section 1.6011-4(b)(1) of the Treasury Regulations or any other transaction requiring disclosure under any similar provision of state, local or non-U.S. Law.

(xi)   Neither the Company nor any of its Subsidiaries have waived any statute of limitations with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is still in effect, and no written request for any such waiver or extension has been made.

(xii)   Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date (including as a result of any adjustment under Section 481 of the Code (or any similar provision state, local or non-U.S. Applicable Law)), (B) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed prior to the Closing, (C) intercompany transactions occurring, or any excess loss account existing, prior to the Closing, in each case as described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law), (D) installment sale or open transaction disposition made prior to the Closing, or (E) prepaid amount received or deferred revenue recognized prior to the Closing.

(xiii)   The Company and each of its Subsidiaries are in compliance with all terms and conditions of any Tax incentive, exemption, holiday or other Tax reduction agreement or Order of a Governmental Authority.

(b) During the two (2)-year period ending on the date of this Agreement, the Company was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(c) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(d) Neither the Company nor any of its Subsidiaries is treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(e) Neither the Company nor any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “ICA”). Upon completion of the Merger, neither the Company nor any of its Subsidiaries will be required to register as an “investment company” under the ICA.

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Section 3.15        Company Employee Plans.

(a) Section 3.15(a) of the Company Disclosure Schedules sets forth a true and complete list as of the date of this Agreement of each material Company Employee Plan. The Company has made available to Parent with respect to each Company Employee Plan accurate and complete copies of the following, as relevant: (i) all plan documents and all material amendments thereto (or for unwritten Company Employee Plans, a written description of the material terms of such Company Employee Plan); (ii) all related trust or other funding documents; (iii) all currently effective determination letters or opinion letters received from the IRS; (iv) the most recent annual actuarial valuation reports; (v) the last three years of non-discrimination testing results; (vi) the most recent Form 5500 and all schedules thereto; (vii) the most recent summary plan description; and (viii) all material non-routine written correspondences in respect of any such Company Employee Plan to and from any Governmental Authority received since the date of its incorporation.

(b) None of the Company, its Subsidiaries, or their respective ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to) or otherwise has liability (whether actual or contingent) with respect to, or has since its incorporation, sponsored, maintained, administered or contributed to (or had any obligation to contribute to) or otherwise had liability (whether actual or contingent) with respect to, (i) any Company Employee Plan that is or was subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code (a “Company Pension Plan”), (ii) a “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA) (each such plan, a “Company Multiemployer Plan”), (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code), or (iv) a multiple employer welfare arrangement (as defined under Section 3(40)(A) of ERISA). No union has asserted, or, to the knowledge of the Company, threatened to assert that its members have a right to any benefits under a Company Pension Plan not provided by a plan identified in Section 3.15(b) of the Company Disclosure Schedules.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Company Employee Plan and intended to be Tax exempt under Section 501(a) of the Code, has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and exempt from taxation under Section 501(a) of the Code, as applicable, and, to the knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Company Employee Plan or related trust.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Employee Plan has been maintained, established, administered and operated in compliance with its terms and all Applicable Law,(ii) no Proceeding (other than routine claims for benefits) is pending against or involves or, to the knowledge of the Company, is threatened against or reasonably expected to involve, any Company Employee Plan or related trust before any court or any Governmental Authority, (iii) no events have occurred with respect to any Company Employee Plan that would reasonably be expected to result in the assessment of any excise Taxes or penalties against the Company or any of its Subsidiaries, and (iv) the Company and each of its Subsidiaries have timely made all contributions and other payments required by and due under the terms of each Company Employee Plan or Applicable Law to be made to a Company Employee Plan.

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(e) Except as set forth on Section 3.15(e) of the Company Disclosure Schedules, with respect to each current or former Company Service Provider, the consummation of the Transactions will not, either alone or together with any other event: (i) entitle any such individual to any payment or benefit or increase in any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit or forgiveness of indebtedness; (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Employee Plan (other than accelerated vesting with respect to tax-qualified retirement plans, which will not require any additional contribution to be made); or (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, the Surviving Company to merge, amend or terminate any Company Employee Plan.

(f)   No amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the Transactions (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Company Service Provider for any Tax incurred by such individual, including under Sections 409A, 457A or 4999 of the Code.

(g) Neither the Company nor any of its Subsidiaries has any material current or projected liability for, and no material Company Employee Plan provides or promises, any postemployment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Company Service Provider (other than coverage mandated by Applicable Law and other than disability benefits payable by an insurance carrier for claims prior to a retiree’s termination of employment).

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Employee Plan which is maintained outside of the United States (each a “Foreign Plan”) has been operated in compliance with its terms and the applicable Laws in the jurisdiction in which such Foreign Plan is present or operates and, to the extent relevant, the United States. Except as set forth on Section 3.15(h) of the Company Disclosure Schedules: (i) each Foreign Plan required to be registered or approved by a non-U.S. Governmental Authority or intended to meet certain regulatory requirements for favorable tax treatment has been timely and properly registered or approved and has been maintained in good standing with applicable regulatory authorities or Governmental Authorities, and, to the Company’s knowledge, no event has occurred since the date of the most recent approval or application therefore relating to any such Foreign Plan that could reasonably be expected to affect any such approval relating thereto; (ii) neither the Company nor any of its Subsidiaries has incurred any Liability in connection with the termination of or withdrawal from any Foreign Plan that is a defined benefit pension plan; and (iii) all Foreign Plans that are required to be fully funded are fully funded, and adequate reserves have been established with respect to any Foreign Plan that is not required to be funded.

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Section 3.16        Labor Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and since the date of incorporation of the Company have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor relations, hiring, promotion and termination of employees, overtime, minimum wage and wage payment Laws (including meal and rest breaks, final pay and pay equity Laws), employee and contractor classification, discrimination (including diversity, equity and inclusion), retaliation, sexual harassment, sexual misconduct, disability rights, reasonable accommodation, leaves of absence, unemployment insurance, civil rights, affirmative action, work authorization, immigration, safety and health and workers’ compensation. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the date of incorporation of the Company, there have been no Proceedings pending or, to the knowledge of the Company, threatened to be filed against the Company or any of its Subsidiaries by or concerning any current or former applicant, employee, consultant or independent contractor of the Company or any of its Subsidiaries regarding such labor and employment Laws. Since the date of incorporation of the Company through the date of this Agreement, neither the Company nor any of its Subsidiaries have been subject to or received any written notice of an investigation, charge, citation, penalty or assessment from any Governmental Authority with respect to any such labor and employment Laws.

(b) To the knowledge of the Company, since the date of incorporation of the Company, (i) no allegations of sexual harassment, sexual abuse or other sexual misconduct have been made against any officer, director or employee at the level of manager or above of the Company or any of its Subsidiaries and (ii) there are no Proceedings pending or, to the knowledge of the Company, threatened related to any allegations of sexual harassment, sexual abuse or other sexual misconduct by any director, officer or employee at the level of manager or above of the Company or any of its Subsidiaries. Since the date of incorporation of the Company, the Company has not entered into any settlement agreements related to allegations of sexual harassment, sexual abuse or other sexual misconduct by any officer, director or employee at the level of manager or above of the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries is a party to or bound by, or is currently negotiating, any Collective Bargaining Agreement, and there have not been any, and to the knowledge of the Company there are no threatened, organizational campaigns, card solicitations, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any Company Service Provider. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no unfair labor practice complaints pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority. There is no labor strike, slowdown, work stoppage, picketing or lockout pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries. The Consent or consultation of, or the rendering of formal advice by, any Labor Organization or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the Transactions.

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(d) The Company and each of its Subsidiaries is, and has been since the date of incorporation of the Company, in compliance with WARN in all material respects and has no material liabilities or other obligations thereunder. Neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing,” “mass layoff” or similar act requiring notice under WARN during the 90-day period prior to the date of this Agreement, that would reasonably be expected to cause Parent, the Surviving Company or any of their respective Subsidiaries to have any liability or other obligation under WARN following the Closing Date.

(e) To the knowledge of the Company, no current or former employee of the Company or any of its Subsidiaries is in violation of any material term of any employment agreement, non-disclosure agreement, common law non-disclosure obligation, fiduciary duty, non-competition agreement, non-solicitation agreement, restrictive covenant or other obligation: (i) to the Company or any of its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

Section 3.17        Intellectual Property and Information Technology.

(a) Section 3.17(a) of the Company Disclosure Schedules sets forth all patents, registered trademarks, registered copyrights, Internet domain name registrations and pending applications for any patents, trademarks and copyrights owned by the Company or any of its Subsidiaries as of the date of this Agreement (“Registered Company IP”) and any unregistered trademarks. The Registered Company IP is subsisting and, excluding any pending applications contained therein, to the knowledge of the Company, is valid and enforceable.

(b) The Company or its Subsidiaries solely own, or have the rights to use, in each case free and clear of all Liens (other than Permitted Liens), all Company Owned IP and Company IT Systems material to the conduct of their respective businesses as currently conducted.

(c) Each Person, including employees and independent contractors, who has created or developed any Company Owned IP by or on behalf of the Company or any of its Subsidiaries has assigned all right, title and interest in such Company Owned IP to the Company or the applicable Subsidiary.

(d) (i) There are no pending or, to the knowledge of the Company, threatened claims against the Company or any of its Subsidiaries alleging any infringement, misappropriation or other violation of the Intellectual Property of any Person by the Company or any of its Subsidiaries in any material respect, and the operations of the businesses (including the products and services) of the Company and its Subsidiaries do not infringe, misappropriate or otherwise violate the Intellectual Property of any Person in any material respect, other than as in the aggregate would not result in a Company Material Adverse Effect; and (ii) there are no pending or threatened written claims by the Company or any of its Subsidiaries alleging any infringement, misappropriation or other violation by any Person of any material Company Owned IP.

(e) To the knowledge of the Company, the Company does not use any open source Software in a manner that would violate any license agreements applicable to such open source Software, or that would grant to any Person any rights to or immunities from prosecution for infringement of any material Company Owned IP, or that would require the disclosure of source code associated with any otherwise proprietary material Company Owned IP.

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(f)   The Company has taken commercially reasonable measures to maintain in confidence all Trade Secrets and confidential information that are part of the Company Owned IP or third-party confidential information that the Company or its Subsidiaries are obliged to protect pursuant to a non-disclosure agreement. To the knowledge of the Company, there has not been any disclosure of or access to any Trade Secret of the Company or any of its Subsidiaries to any third party in a manner that has resulted in the loss of trade secret or other rights in and to such information.

(g) (i) The Company IT Systems are sufficient to operate and perform as needed by the Company and its Subsidiaries to adequately conduct their respective businesses as currently conducted and (ii) during the two (2) years preceding the date of this Agreement, there have been no known material security breaches of, unauthorized access to or misuse of, failures or unplanned outages of, or other material adverse integrity or security events affecting the Company IT Systems that have resulted in material harm to the Company.

(h) The Company and its Subsidiaries have since their respective dates of incorporation or formation, complied with all Applicable Laws, as well as their own rules, policies and procedures, in each case relating to privacy, data protection and the collection, storage, retention, protection, disclosure, destruction, transfer, use and processing of all Personal Information (“Data Privacy Requirements”), and, to the knowledge of the Company, there has been no unauthorized access to or use of, misuse of, loss of or damage to any such Personal Information.

(i) To the knowledge of the Company, the Company and its Subsidiaries have not received any (i) written notice from any applicable Governmental Authority or (ii) material claims, proceedings or legal actions from any other Person alleging any non-compliance with any data security obligation, cybersecurity obligations or obligation under Data Privacy Requirements.

(j) Parent and its Subsidiaries have taken commercially reasonable steps consistent with industry standards to maintain and protect the confidentiality and security of its Company IT Systems, and all data stored therein or processed thereby, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures, business continuity procedures and encryption and other security protocol technology.

Section 3.18        Environmental Matters. The Company has made available all material environmental, health and safety audits, investigations and sampling or similar reports with respect to the Company and its Subsidiaries and any material non-privileged documents related to any non-compliance with, or liability under, Environmental Laws of the Company or its Subsidiaries that are in its possession or reasonable control relating to Environmental Laws or the Release of, or exposure to, Hazardous Substances. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company and each of its Subsidiaries is, and has been since the date of incorporation of the Company, in compliance with all Environmental Laws;

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(b) there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or its properties or operations under Environmental Laws;

(c) there has been no Release or threatened Release of any Hazardous Substance at, on, under, to, in or from any real property currently owned, leased or operated by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any real property formerly owned, leased or operated by, or any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, the Company or any of its Subsidiaries; and

(d) neither the Company nor any of its Subsidiaries has (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, Released or (ii) to the knowledge of the Company, exposed any Person to, or designed, manufactured, sold, marketed, installed, repaired, or distributed products containing any Hazardous Substances, in the case of each of clauses (i) and (ii), in a manner or fashion that would reasonably be expected to result in any material liability to the Company or any of its Subsidiaries under any Environmental Law.

Section 3.19        Anti-Corruption. None of the Company, nor any of its Subsidiaries, nor any of its or their respective Affiliates, directors, managers, officers or employees, nor, to the knowledge of the Company, any of its or their respective other Representatives, have, within the past five (5) years, taken any action that has resulted in a violation by the Company or any such Subsidiary of any Applicable Laws relating to domestic or foreign bribery, money laundering, unlawful political contributions or gifts or corrupt practices, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and any other applicable anti-bribery or anti-corruption laws (collectively, the “Anti-Corruption Laws”). No Proceeding involving the Company, nor any of its Subsidiaries, nor any of its or their respective Affiliates, directors, managers, officers or employees relating to the applicable Anti-Corruption Laws is pending or, to the knowledge of the Company, threatened.

Section 3.20        Export Controls and Economic Sanctions. None of the Company, nor any of its Subsidiaries, nor any of its or their respective owners, directors, officers or employees, nor to the knowledge of the Company, any other Person working on behalf of any of the foregoing (i) has directly or indirectly since April 24, 2019 violated any Applicable Laws relating to export, reexport, import, antiboycott or economic sanctions (“Export Control and Economic Sanctions Laws”); (ii) is targeted, blocked, or otherwise subject to sanctions prohibitions or restrictions under any applicable Export Control and Economic Sanctions Laws (including but not limited to being, or being owned 50% or more by one or more Sanctioned Persons or Restricted Persons); (iii) is located, organized or resident in any country or territory subject to comprehensive embargo under applicable Export Control and Economic Sanctions Laws (currently, Cuba, Iran, North Korea, Syria and the Crimea, Donetsk, Luhansk, Kherson or Zaporizhzhia regions of Ukraine, each a “Sanctioned Country”); or (iv) has in the past five years been the subject or target of any investigation, enforcement, administrative, civil or criminal action, or disclosure relating to applicable Export Control and Economic Sanctions Laws.

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Section 3.21        Insurance. The Company and each of its Subsidiaries is insured with reputable insurance carriers against such risks and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses (collectively, the “Company Insurance Policies”). Such Company Insurance Policies are in full force and effect in all material respects. Neither the Company nor any of its Subsidiaries has received any written notice of cancellation of, material premium increase with respect to, or material alteration of coverage under, any of such Company Insurance Policies. All premiums due on such Company Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Company Insurance Policy, except where the failure to have paid such premiums would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all such Company Insurance Policies (a) are valid and binding in accordance with their terms; (b) to the knowledge of the Company, are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. There are no material claims related to the business of the Company or its Subsidiaries pending under any such Company Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Neither the Company nor any of its Subsidiaries is in default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such Company Insurance Policy.

Section 3.22        Properties.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries owns any real property or is party to any Contract or option to purchase any real property.

(b) Section 3.22(b) of the Company Disclosure Schedules sets forth a true, correct and complete list, as of the date of this Agreement, of (i) all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries (the “Company Leased Real Property”), together with the address of each such Company Leased Real Property and (ii) all leases, subleases or licenses or occupancy agreements and all amendments, modifications, guarantees, assignments, supplements and letters of credit relating thereto (each, a “Company Real Property Lease”). The Company has delivered or made available to Parent complete and accurate copies of each Company Real Property Lease described in Section 3.22(b) of the Company Disclosure Schedules as in effect on the date of this Agreement, if any. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (I) the Company and each of its Subsidiaries holds a valid and existing leasehold, subleasehold, license or other similar interest under each Company Real Property Lease, free and clear of all Liens other than Permitted Liens and (II) each Company Real Property Lease is a valid and binding agreement, enforceable against the Company or one of its Subsidiaries, as the case may be, and is in full force and effect (subject to the Bankruptcy and Equity Exceptions).

(c) Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party to any Company Real Property Lease is in default or breach under the terms of any such Company Real Property Lease, except where such default or breach would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no event has occurred that, with notice or lapse of time or both, would constitute a default or breach under any Company Real Property Lease, except as had not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, as of the date of this Agreement there are no material disputes with respect to any Company Real Property Lease.

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Section 3.23        Transactions with Affiliates. As of the date of this Agreement, except for any Related Party Contract listed or required to be listed on Section 3.13(a)(v) of the Company Disclosure Schedules and other than any Company Employee Plans, none of any (a) present or former executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner of 5% or more of the Equity Interests of the Company or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any transaction with or binding upon the Company or any of its Subsidiaries or owns or has any direct or indirect (including, if indirect, through a controlled Affiliate) interest in any of their respective properties or assets.

Section 3.24        Brokers. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the Transactions.

Section 3.25        No Ownership of Parent Common Stock. Except for the rights granted herein, neither the Company nor any of its Subsidiaries (a) beneficially owns, directly or indirectly, any shares of Parent Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Parent Common Stock or (b) has any rights to acquire any shares of Parent Common Stock. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other Equity Interest of Parent or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is an “interested stockholder” (as defined in Section 78 of the NRS) of Parent.

Section 3.26        Company Financial Statements. The Company has delivered to Parent audited financial statements for the Company for the years ended December 31, 2024 and December 31, 2023 and prior to Closing, the Company has delivered to Parent audited financial statements for the year ending December 31, 2025 (collectively, the “Company Financial Statements”). The Company Financial Statements fairly present, in all material respects, the financial condition and the results of operations and, to the extent reflected thereon, changes in shareholders’ equity, and cash flows as at the respective dates of, and for the periods referred to in, the Company Financial Statements. The books of account and other financial books and records of the Company have been maintained in all material respects in compliance with applicable legal and accounting requirements.

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Section 3.27        No Other Representations or Warranties. Except for the express representations and warranties made by the Company in this Article III (as qualified by the applicable items disclosed in the Company Disclosure Schedules in accordance with Section 10.17 and the introduction to this Article III) (but without limiting any representations and warranties in any certificate delivered to Company pursuant to this Agreement or any Ancillary Agreement), neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms”, “virtual data rooms”, management presentations, financial projections, forecasts, budgets or in any other form in expectation of, or in connection with, this Agreement or the Transactions. The Company and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates, shareholders or Representatives. The Company acknowledges and agrees that, except for the express representations and warranties made by Parent in Article IV (as qualified by the applicable items disclosed in the Parent Disclosure Schedules in accordance with Section 10.17 and the introduction to Article IV) (but without limiting any representations and warranties in any Ancillary Agreement), neither Parent nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to Parent or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations, financial projections, forecasts, budgets or in any other form in expectation of, or in connection with, this Agreement, or the Transactions. The Company is not relying upon, and has not relied upon, any other representations, warranties, statements or information that may have been made or provided by any Person in connection with the Transactions or otherwise, except for (i) the representations and warranties expressly set forth in this Agreement and the Ancillary Agreements and (ii) the representations and warranties made in any certificates delivered pursuant to this Agreement, and acknowledges and agrees that Parent and its Affiliates have specifically disclaimed and do hereby specifically disclaim any other representations and warranties. EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS ARTICLE III (INCLUDING THE COMPANY DISCLOSURE SCHEDULES IN ACCORDANCE WITH SECTION 10.17), THE COMPANY MAKES NO OTHER REPRESENTATIONS OR WARRANTIES TO PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES, EXPRESS OR IMPLIED, AT LAW OR EQUITY, WITH RESPECT TO THE COMPANY OR ITS SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, PROPERTIES, LIABILITIES OR OBLIGATIONS, WHETHER ARISING BY STATUTE OR OTHERWISE IN LAW, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE.

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Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except to the extent (a) disclosed in any Parent SEC Document filed with the SEC before the date of this Agreement (but excluding forward-looking disclosures set forth in any “risk factors” section or any disclosures in any “forward-looking statements” section; it being understood that any factual information contained within such sections shall not be excluded); or (b) subject to Section 10.17, except as disclosed in the Disclosure Schedules delivered by Parent to the Company on the date of this Agreement (the “Parent Disclosure Schedules”), Parent hereby represents and warrants to the Company as follows:

Section 4.01        Corporate Existence and Power.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Nevada, and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of Nevada. Each of Parent and Merger Sub has all corporate powers required to own or lease all of its properties or assets and to carry on its business as now conducted. Each of Parent and Merger Sub is duly qualified to do business and, to the extent such concept or a similar concept is applicable in such jurisdiction, is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Prior to the date of this Agreement, Parent has made available to the Company true and complete copies of the amended and restated certificate of incorporation and the amended and restated bylaws of Parent and the certificate of incorporation and bylaws of Merger Sub, in each case, as in effect on the date of this Agreement (collectively, and as each may be amended from time to time, the “Parent Organizational Documents”).

(c) Except as set forth on Section 4.01(c) of the Parent Disclosure Schedules, since the date of its incorporation, Merger Sub has not acquired any asset, incurred any liability or otherwise engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 4.02        Corporate Authorization.

(a) The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the Ancillary Agreements to which such Person is a party, and the consummation by Parent and Merger Sub of the Transactions, are within the corporate powers of each of Parent and Merger Sub and, except for the Parent Stockholder Approval and the Merger Sub Consent (which Merger Sub Consent will be delivered to the Company immediately after the execution and delivery of this Agreement), have been duly authorized by all necessary corporate or limited liability company action, as applicable, on the part of Parent and Merger Sub. The only votes or approvals of the holders of any of Parent’s capital stock necessary in connection with the consummation of the Merger and the other Transactions contemplated hereby (the “Parent Stockholder Approval”) are a majority of the votes cast at a duly called and held meeting of Parent’s stockholders at which a quorum is present (in person or represented by proxy) approving the issuance of shares of Parent Common Stock in connection with the Merger (the “Parent Share Issuance”). This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and each of the Ancillary Agreements to which Parent and Merger Sub is a party has been (or will be) duly executed and delivered by such Person, and (assuming due authorization, execution and delivery by the other parties hereto and thereto) each constitutes (or will constitute) a valid and binding agreement of such Person enforceable against such Person in accordance with its terms (subject to the Bankruptcy and Equity Exceptions).

(b) At a meeting duly called and held, the Parent Board unanimously adopted resolutions (i) determining that this Agreement and the Transactions (including the Parent Share Issuance) are fair to and in the best interests of Parent and its stockholders; (ii) approving, adopting and declaring advisable this Agreement and the Transactions (including the Parent Share Issuance); (iii) directing that the Parent Share Issuance be submitted to a vote at a meeting of Parent’s stockholders; and (iv) recommending approval of the Parent Share Issuance by Parent’s stockholders (such recommendation, the “Parent Board Recommendation”). The Merger Sub Board has unanimously adopted resolutions (i) approving, adopting and declaring advisable this Agreement and the Transactions and (ii) directing that this Agreement (including the Merger) be submitted to Parent for its approval and adoption in its capacity as the sole stockholder of Merger Sub. Except as permitted by Section 6.02, neither the Parent Board nor the Merger Sub Board has subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

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Section 4.03        Governmental Authorization. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the Ancillary Agreements to which such Person is or is specified to be a party, and the consummation by each of Parent and Merger Sub of the Transactions, require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) the filing of (x) the Certificate of Merger with the Secretary of State of the State of Nevada and the Cayman Merger Documents with the Cayman Registrar (and the registration of the Plan of Merger by the Cayman Registrar) and (y) appropriate documents with the relevant authorities of other states in which Parent or Merger Sub are qualified to do business; (b) compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws; (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities Laws or pursuant to the listing requirements of Nasdaq; and (d) any other actions, Consents or Filings the absence of which would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

Section 4.04        Non-Contravention. Except as set forth on Section 4.04 of the Parent Disclosure Schedules, the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the Ancillary Agreements to which such Person is or is specified to be a party, and the consummation of the Transactions, do not and will not: (a) assuming receipt of the Parent Stockholder Approval and the Merger Sub Consent, contravene, conflict with or result in any violation or breach of any provision of the Parent Organizational Documents; (b) assuming compliance with the matters referred to in Section 4.03 and receipt of the Parent Stockholder Approval and the Merger Sub Consent, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law; (c) assuming compliance with the matters referred to in Section 4.03 and receipt of the Parent Stockholder Approval and the Merger Sub Consent, require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under, any provision of any Parent Material Contract binding upon Parent or any of its Subsidiaries; or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

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Section 4.05        Capitalization.

(a) The authorized capital stock of Parent as of the date of this Agreement consists of (x) 675,000,000 shares of Parent Common Stock and (y) 75,000,000 shares of Parent Preferred Stock. The issued and outstanding Parent Securities as of the date of this Agreement are set forth in Section 4.05(a) of the Parent Disclosure Schedules. The shares of Parent Common Stock to be issued as part of the Merger Consideration will have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof will be free of any preemptive right, right of first refusal, or similar right. Except as otherwise set forth in Section 4.05(a), Section 4.05(c), Section 4.05(d), or Section 4.05(e) of the Parent Disclosure Schedules there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of, or other ownership interest in, Parent, (ii) securities of Parent or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, Parent, (iii) warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, or other obligations of Parent or any of its Subsidiaries to issue, deliver, sell, repurchase, redeem or otherwise acquire any capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for capital stock or other voting securities of, or other ownership interests in, Parent, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of Parent or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or other ownership interests in, Parent (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”). Parent owns directly all of the issued and outstanding Equity Interests of Merger Sub.

(b) All outstanding shares of capital stock of Parent have been, and all shares that may be issued pursuant to any Parent Stock Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. No Subsidiary of Parent owns any shares of capital stock of Parent.

(c) Except as set forth on Section 4.05(c) of the Parent Disclosure Schedules, there are no outstanding (i) bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote or (ii) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities.

(d) Except as otherwise set forth on Section 4.05(d) of the Parent Disclosure Schedules, there are no stockholders’ agreements, voting trusts, registration rights agreements or other similar agreements or understandings to which Parent or any Subsidiary of Parent is a party with respect to the capital stock or other Equity Interests of Parent. None of Parent or Merger Sub or any other Subsidiaries of Parent has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares or shares of capital stock (as applicable) that are in effect.

(e) Section 4.05(e) of the Parent Disclosure Schedules sets forth a true and complete list of all outstanding equity awards of Parent, including with respect to each such equity award, (i) the holder, (ii) date of grant, (iii) the number of shares of Parent Common Stock subject to such award (assuming target performance levels were achieved, if applicable), (iv) exercise price per share of Parent Common Stock (as applicable), (v) the vesting schedule (including any target performance levels) and (vi) any accelerated vesting provisions (including whether the vesting shall be subject to any acceleration in connection with the Merger or any other transactions contemplated by this Agreement).

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Section 4.06        Subsidiaries.

(a) Each Subsidiary of Parent is a corporation, limited liability company or other entity duly incorporated or organized, validly existing and in good standing (to the extent such concept or a similar concept is applicable in such jurisdiction) under the Laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers, as applicable, required to carry on its business as now conducted, except for those jurisdictions where failure to be so organized, validly existing and in good standing or to have such power would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each such Subsidiary is duly qualified to do business in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Section 4.06(a) of the Parent Disclosure Schedules sets forth a true and complete list of each Subsidiary of Parent as of the date of this Agreement and its jurisdiction of incorporation or organization.

(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of Parent are owned by Parent, directly or indirectly, free and clear of any Lien. Except for the capital stock or other voting securities of, or other ownership interests in, its Subsidiaries, Parent does not own, directly or indirectly, any capital stock or other voting securities of, or other ownership interests in, any Person.

Section 4.07        Regulatory Reports, SEC Filings and the Sarbanes-Oxley Act.

(a) Parent has timely filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed with the SEC under the Securities Act or the Exchange Act since the Measurement Date (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”), and has paid all fees and assessments due and payable in connection therewith.

(b) As of its filing date, each Parent SEC Document filed since the Measurement Date and prior to the date of this Agreement complied, and each Parent SEC Document filed subsequent to the date of this Agreement will comply, in all material respects with the applicable requirements of Nasdaq, the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any other applicable rules and regulations promulgated by the SEC, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Parent SEC Document filed since the Measurement Date and prior to the date of this Agreement did not, and each Parent SEC Document filed subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC or SEC investigation with respect to any Parent SEC Documents.

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(d) Except as otherwise set forth on Section 4.07(d) of the Parent Disclosure Schedules, Parent is, and since the Measurement Date has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(e) Parent and its Subsidiaries have established and maintain disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic and current reports required under the Exchange Act.

(f)   Parent and its Subsidiaries have established and maintain a system of internal controls. Such internal controls comply with the requirements of the Exchange Act and are sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(g) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(h) Since the Measurement Date, each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq, and the statements contained in any such certifications are true and complete.

(i) Parent is not (i) a “shell company” within the meaning of Rule 405 under the Securities Act or (ii) an “investment company” within the meaning of the ICA.

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Section 4.08        Financial Statements and Financial Matters.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents (i) complied as to form, when filed, in all material respects with the rules and regulations of the SEC with respect thereto, and (ii) present fairly, in all material respects, in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal, recurring and immaterial year-end audit adjustments in the case of any unaudited interim financial statements). Such consolidated financial statements have been prepared from, and are in accordance in all material respects with, the books and records of Parent and its Subsidiaries. The books and records of Parent and its Subsidiaries have been maintained in all material respects in compliance with applicable legal and accounting requirements.

(b) From the Measurement Date to the date of this Agreement, Parent has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority.

(c) Parent has not taken any actions that have resulted or would reasonably be expected to result in any obligations or liabilities of Parent after the Closing, except to the extent that such obligations or liabilities are reflected in the calculation of Closing Net Cash or expressly contemplated by this Agreement.

Section 4.09        Disclosure Documents. The information relating to Parent and its Subsidiaries that is provided by or on its behalf for inclusion or incorporation by reference in the Registration Statement will not (a) at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) at the date it is first mailed to the stockholders of Parent and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.10        Absence of Certain Changes. Since the Parent Balance Sheet Date through the date of this Agreement, (a) the business of Parent and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any Parent Material Adverse Effect.

Section 4.11        No Undisclosed Material Liabilities. Except as otherwise set forth in Section 4.11 of the Parent Disclosure Schedules, there are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities or obligations disclosed and provided for in the Parent Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Parent Balance Sheet Date, (c) liabilities arising in connection with the Transactions and (d) other liabilities or obligations that would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole. There are no off-balance-sheet arrangements that have not been so described in the Parent SEC Documents.

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Section 4.12        Litigation. Except as otherwise set forth in Section 4.12 of the Parent Disclosure Schedules, as of the date of this Agreement, there is no Proceeding pending or, to the knowledge of Parent, threatened against or affecting Parent, any of its Subsidiaries, any present or former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or any of the respective assets or properties of Parent or any of its Subsidiaries, that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, in any manner challenges or seeks (or would have the effect of challenging or seeking) to prevent, enjoin, alter or materially delay the Transactions. As of the date of this Agreement, there is no settlement or similar agreement that imposes any material ongoing obligations or restriction on Parent or any of its Subsidiaries. As of the date of this Agreement, there is no Order outstanding or, to the knowledge of Parent, threatened against or affecting Parent, any of its Subsidiaries, any present or former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or any of the respective material assets or properties of any of Parent or any of its Subsidiaries, under which Parent or any of its Subsidiaries has any ongoing obligations or restrictions, or that would or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair the ability of any of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Transactions.

Section 4.13        Parent Permits. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries hold all governmental Consents necessary for the operation of their respective businesses (the “Parent Permits”). All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries are and since their respective dates of incorporation or formation, have been in compliance with the terms of Parent Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no Proceeding pending, or, to the knowledge of Parent, threatened that seeks, or, to the knowledge of Parent, any existing condition, situation or set of circumstances that would reasonably be expected to result in, the revocation, cancellation, termination, non-renewal or adverse modification of any Parent Permit except where such revocation, cancellation, termination, non-renewal or adverse modification would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.14        Compliance with Applicable Laws. Except as would not reasonably be expected, individually or in the aggregate to have, a Parent Material Adverse Effect, (a) Parent and each of its Subsidiaries are, and since the respective dates of their organization, have been, in compliance with all Applicable Laws and are not in default under or in violation of any Applicable Laws and (b) neither Parent nor any of its Subsidiaries is a party to any agreement or settlement with any Governmental Authority, under which it has any ongoing obligations or restrictions, with respect to any actual or alleged violation of any Applicable Law.

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Section 4.15        Parent Material Contracts.

(a) Section 4.15(a) of the Parent Disclosure Schedules sets forth a list as of the date of this Agreement of each of the following Contracts to which Parent or any of its Subsidiaries is a party or by which Parent, any of its Subsidiaries or its or their assets are bound (other than any Parent Employee Plan or Parent Real Property Lease) (each such Contract listed or required to be so listed, a “Parent Material Contract”):

(i)    any Contract that (A) limits or purports to limit, in any material respect, the freedom of Parent or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the freedom of the Surviving Company, Parent or any of their respective Subsidiaries after the Closing (except where such limitation is imposed pursuant to Applicable Laws); (B) contains any material exclusivity or “most favored nation” obligations or restrictions or similar provisions that are binding on Parent or any of its Subsidiaries (or, after the Closing, that would be binding on the Surviving Company or any of its Affiliates); (C) contains requirements to purchase any minimum portion of any product or service from any Person or to sell any minimum portion of any product or service to any Person; or (D) contains a right of refusal, right of first offer or right of first negotiation or similar right with respect to a material asset owned by Parent or any of its Subsidiaries (other than any such Contracts that are terminable by Parent or any of its Subsidiaries on ninety (90) days or less notice without any required material payment or other material conditions, other than the condition of notice);

(ii)    promissory notes, loan agreements, indentures, evidences of Indebtedness or other instruments providing for or relating to the lending of money, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements or that provides for the guarantee, support, indemnification, assumption or endorsement by Parent or any of its Subsidiaries of, or any similar commitment by Parent or any of its Subsidiaries with respect to, the obligations, liabilities or Indebtedness of any other Person;

(iii)    any Contract restricting the payment of dividends or the making of distributions to stockholders of Parent or the repurchase of stock or other equity of Parent;

(iv)   any Contract that would require the disposition of any material assets or line of business of Parent or its Subsidiaries as a result of the consummation of the Merger;

(v)    any joint venture, profit-sharing, partnership, strategic alliance, collaboration, material research and development or other similar agreements with a third party that is material to the business of Parent and its Subsidiaries, taken as a whole;

(vi)   any Contract pursuant to which Parent or any of its Subsidiaries grants to or receives from any Third Party a license or similar right to any Intellectual Property that is material to Parent and its Subsidiaries, other than licenses granting rights to use commercially available hardware or software, including pursuant to shrinkwrap, clickthrough or other standard similar licensing terms;

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(vii)   any Contract pursuant to which Parent or any of its Subsidiaries grants to any Third Party a license or similar right to any Intellectual Property that is material to Parent and its Subsidiaries, taken as a whole, other than nonexclusive licenses granted in the ordinary course of business;

(viii)   any Contract that is a Collective Bargaining Agreement;

(ix)   any Related Party Contract to which Parent is a party;

(x)   any Contract involving the settlement of any action or threatened action (or series of related actions) in excess of $100,000;

(xi)   any Contract that is a lease of personal property that requires annual rent or other payments by lessee in excess of $100,000 to which Parent or any of its Subsidiaries is a party, as lessee; and

(xii)   any Contract that relates to the acquisition or disposition of any Person, business or asset of value in excess of $100,000 in aggregate (other than any Contract or arrangement that provides solely for the acquisition of equipment or products or provision of services in the ordinary course of business).

(b) All of the Parent Material Contracts are, subject to applicable Bankruptcy and Equity Exceptions, valid and binding obligations of Parent or a Subsidiary of Parent (as the case may be) and, to the knowledge of Parent, each of the other parties thereto, and in full force and effect and enforceable in accordance with their respective terms against Parent or its Subsidiaries (as the case may be) and, to the knowledge of Parent, each of the other parties thereto, except where the failure to be so valid and binding and in full force and effect would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. To the knowledge of Parent, no Person is seeking to terminate or challenge the validity or enforceability of any Parent Material Contract. Neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any of the other parties thereto has violated any provision of, or committed or failed to perform any act that (with or without notice, lapse of time or both) would constitute a default under any provision of, and as of the date of this Agreement neither Parent nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Parent Material Contract, except for those violations and defaults (or potential defaults) that would not reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.16        Taxes.

(a) Except as set forth on Schedule 4.16 or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i)    All Tax Returns required by Applicable Laws to be filed with any Taxing Authority by, or on behalf of Parent or any of its Subsidiaries have been filed when due (giving effect to valid extensions) in accordance with all Applicable Laws, and all such Tax Returns are true, correct and complete.

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(ii)    Parent and each of its Subsidiaries has timely paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable by it, or (A) where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual or (B) where payment is being contested in good faith pursuant to appropriate procedures, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate reserve.

(iii)   There is no Proceeding pending or, to the knowledge of Parent, threatened in writing against or with respect to Parent or its Subsidiaries in respect of any Tax in any jurisdiction.

(iv)   There are no requests for advance Tax rulings, requests for technical advice, requests for change in any method of accounting or any similar requests or determinations in respect of any Tax pending or in progress between Parent or any of its Subsidiaries and any Taxing Authority.

(v)   There are no Liens for Taxes (other than statutory Liens for Taxes not yet due and payable) upon any of the assets of Parent or any of its Subsidiaries.

(vi)   No claim, assessment, deficiency or proposed adjustment for Taxes has been asserted or assessed by any Governmental Authority in writing against Parent or any of its Subsidiaries (nor to the knowledge of Parent is there any), which deficiency has not been paid or resolved, except for claims, assessments, deficiencies or proposed adjustments being contested in good faith pursuant to appropriate procedures and for which adequate reserves have been established in accordance with and to the extent required under GAAP.

(vii)   No claim has been made in writing by any Taxing Authority in a jurisdiction where Parent or one of Parent’s Subsidiaries does not pay a particular Tax or file a particular Tax Return that such entity is or may be required to pay such Tax or file such Tax Return in that jurisdiction. Neither Parent nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction other than the country of its organization.

(viii)   Parent and each of its Subsidiaries are in compliance with all Applicable Law with respect to transfer pricing and have maintained documentation required to substantiate transfer pricing practices and methodology in any relevant jurisdiction.

(ix)   Neither Parent nor any of its Subsidiaries (A) has been a member of an affiliated, consolidated, combined or unitary group other than one of which Parent or any of its Subsidiaries was the common parent, (B) is party to any Tax Sharing Agreement (other than any such agreement solely between Parent and its current Subsidiaries), or (C) has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or any Tax Sharing Agreement or as a transferee or successor.

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(x)   Neither Parent nor any of its Subsidiaries has engaged in any transaction that is a “reportable transaction” under Section 1.6011-4(b)(1) of the Treasury Regulations or any other transaction requiring disclosure under any similar provision of state, local or non-U.S. Law.

(xi)   Neither Parent nor any of its Subsidiaries have waived any statute of limitations with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is still in effect, and no written request for any such waiver or extension has been made.

(xii)   Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date (including as a result of any adjustment under Section 481 of the Code (or any similar provision of state, local or non-U.S. Applicable Law)), (B) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed prior to the Closing, (C) intercompany transactions occurring, or any excess loss account existing, prior to the Closing, in each case as described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law), (D) installment sale or open transaction disposition made prior to the Closing, or (E) prepaid amount received or deferred revenue recognized prior to the Closing.

(xiii)   Parent and each of its Subsidiaries is in compliance with all terms and conditions of any Tax incentive, exemption, holiday or other Tax reduction agreement or Order of a Governmental Authority.

(b) During the two (2) year period ending on the date of this Agreement, Parent was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(c) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(d) Neither Parent nor any of its Subsidiaries is treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

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Section 4.17        Parent Employee Plans.

(a) Section 4.17(a) of the Parent Disclosure Schedules sets forth a true and complete list as of the date of this Agreement of each material Parent Employee Plan. Notwithstanding anything herein to the contrary, with respect to all representations and warranties set forth under Section 4.17 this Agreement in respect of any Parent PEO Plans, such representations and warranties are made to items (i) in the sole control of Parent or any of its Subsidiaries and/or (ii) with the knowledge of Parent. Parent has made available to the Company with respect to each Parent Employee Plan accurate and complete copies of the following, as relevant: (i) all plan documents and all material amendments thereto (or for unwritten Parent Employee Plans, a written description of the material terms of such Parent Employee Plan); (ii) all related trust or other funding documents; (iii) all currently effective determination letters or opinion letters received from the IRS; (iv) the most recent annual actuarial valuation reports; (v) the last three years of non-discrimination testing results; (vi) the most recent Form 5500 and all schedules thereto; (vii) the most recent summary plan description; and (viii) all material non-routine written correspondences in respect of any such Parent Employee Plan to and from any Governmental Authority received since the date of its incorporation.

(b) None of Parent, its Subsidiaries, or their respective ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to) or otherwise has liability (whether actual or contingent) with respect to, or has since the Measurement Date, sponsored, maintained, administered or contributed to (or had any obligation to contribute to) or otherwise had liability (whether actual or contingent) with respect to, (i) any Parent Employee Plan that is or was subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code (a “Parent Pension Plan”), (ii) a “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA) (each such plan, a “Parent Multiemployer Plan”), (iii) other than the Parent PEO Plans, a multiple employer plan (within the meaning of Section 413(c) of the Code), or (iv) other than the Parent PEO Plans, a multiple employer welfare arrangement (as defined under Section 3(40)(A) of ERISA). No union has asserted, or, to the knowledge of Parent, threatened to assert that its members have a right to any benefits under a Parent Pension Plan not provided by a plan identified in Section 4.17(b) of the Parent Disclosure Schedules.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Parent Employee Plan (and intended to be Tax exempt under Section 501(a) of the Code, has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and exempt from taxation under Section 501(a) of the Code, as applicable, and, to the knowledge of Parent, nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Parent Employee Plan or related trust.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Employee Plan has been maintained, established, administered and operated in compliance with its terms and all Applicable Law, (ii) no Proceeding (other than routine claims for benefits) is pending against or involves or, to the knowledge of Parent, is threatened against or reasonably expected to involve, any Parent Employee Plan or related trust before any court or any Governmental Authority, (iii) no events have occurred with respect to any Parent Employee Plan that would reasonably be expected to result in the assessment of any excise Taxes or penalties against Parent or any of its Subsidiaries, and (iv) Parent and each of its Subsidiaries have timely made all contributions and other payments required by and due under the terms of each Parent Employee Plan or Applicable Law to be made to a Parent Employee Plan.

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(e) Except as set forth on Section 4.17(e) of the Parent Disclosure Schedules, with respect to each current or former Parent Service Provider, the consummation of the Transactions will not, either alone or together with any other event: (i) entitle any such individual to any payment or benefit or increase in any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit or forgiveness of indebtedness; (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Parent Employee Plan (other than accelerated vesting with respect to tax-qualified retirement plans, which will not require any additional contribution to be made); or (iii) limit or restrict the right of Parent or any of its Subsidiaries or, after the Closing, the Surviving Company to merge, amend or terminate any Parent Employee Plan.

(f)   No amount paid or payable (whether in cash, in property, or in the form of benefits) by Parent or any of its Subsidiaries in connection with the Transactions (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Parent nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Parent Service Provider for any Tax incurred by such individual, including under Sections 409A, 457A or 4999 of the Code.

(g) Neither Parent nor any of its Subsidiaries has any material current or projected liability for, and no material Parent Employee Plan provides or promises, any postemployment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Parent Service Provider (other than coverage mandated by Applicable Law and other than disability benefits payable by an insurance carrier for claims incurred prior to a retiree’s termination of employment).

Section 4.18        Labor Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are, and since their respective dates of incorporation or formation have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor relations, hiring, promotion and termination of employees, overtime, minimum wage and wage payment Laws (including meal and rest breaks, final pay and pay equity Laws), employee and contractor classification, discrimination (including diversity, equity and inclusion), retaliation, sexual harassment, sexual misconduct, disability rights, reasonable accommodation, leaves of absence, unemployment insurance, civil rights, affirmative action, work authorization, immigration, safety and health and workers’ compensation. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since the date of its incorporation, there have been no Proceedings pending or, to the knowledge of Parent, threatened to be filed against Parent or any of its Subsidiaries by or concerning any current or former applicant, employee, consultant or independent contractor regarding such labor and employment Laws. Since their respective dates of incorporation or formation, neither Parent nor any of its Subsidiaries have been subject to or received any written notice of an investigation, charge, citation, penalty or assessment from any Governmental Authority with respect to any such labor and employment Laws.

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(b) To the knowledge of Parent, since the date of its incorporation (i) no allegations of sexual harassment, sexual abuse or other sexual misconduct have been made against any director, officer or employee at the level of manager or above of Parent or any of its Subsidiaries, and (ii) there are no Proceedings pending or, to the knowledge of Parent, threatened related to any allegations of sexual harassment, sexual abuse or other sexual misconduct by any director, officer or employee at the level of manager or above of Parent or any of its Subsidiaries. Since their respective dates of incorporation or formation, neither Parent nor any of its Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment, sexual abuse or other sexual misconduct by any officer, director or employee at the level of manager or above of Parent or any of its Subsidiaries.

(c) Neither Parent nor any of its Subsidiaries is a party to or bound by, or is currently negotiating, any Collective Bargaining Agreement, and there have not been any, and to the knowledge of Parent there are no threatened, organizational campaigns, card solicitations, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any Parent Service Provider. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no unfair labor practice complaints pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority. There is no labor strike, slowdown, work stoppage, picketing or lockout pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries. The Consent or consultation of, or the rendering of formal advice by, any Labor Organization or other employee representative body is not required for Parent to enter into this Agreement or to consummate any of the Transactions.

(d) Parent and each of its Subsidiaries is, and has been since their respective dates of incorporation or formation, in compliance with WARN in all material respects and has no material liabilities or other obligations thereunder. Neither Parent nor any of its Subsidiaries has taken any action which would constitute a “plant closing,” “mass layoff” or similar act requiring notice under WARN during the 90-day period prior to the date of this Agreement, that would reasonably be expected to cause Parent, the Surviving Company or any of their respective Subsidiaries to have any liability or other obligation under WARN following the Closing Date.

(e) To the knowledge of Parent, no current or former employee of Parent or any of its Subsidiaries is in violation of any material term of any employment agreement, non-disclosure agreement, common law non-disclosure obligation, fiduciary duty, non-competition agreement, non-solicitation agreement, restrictive covenant or other obligation: (i) to Parent or any of its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by Parent or its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

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(f)   Parent has provided to Company within the time frame specified below a true, accurate and complete list of the name or employee identification number of each Parent Service Provider, as of the date hereof, including such Parent Service Provider’s title, hire date, location (city, state and country), worker classification (employee or independent contractor), FLSA classification (exempt or non-exempt), employing or engaging entity, leave status, annual salary or base wage rate, cash incentive and bonus plan eligibility (including any performance bonus, commission or similar plans), estimated annual bonus for current fiscal year and most recent annual bonus received for prior fiscal year (the “Employee List”). At least three (3) Business Days prior to the Closing Date, Parent shall provide Company a revised version of the Employee List that reflects information that is current as of five (5) or fewer Business Days prior to the Closing Date. Notwithstanding the foregoing, Parent may anonymize or aggregate the foregoing data to the extent that Parent reasonably determines is necessary to comply with any Applicable Laws relating to data privacy or cybersecurity and/or Parents internal employee data privacy policies.

Section 4.19        Intellectual Property and Information Technology.

(a) Section 4.19(a) of the Parent Disclosure Schedules sets forth all patents, registered trademarks, registered copyrights, Internet domain name registrations, pending applications for any patents, trademarks and copyrights owned by Parent or any of its Subsidiaries as of the date of this Agreement (“Registered Parent IP”) and any unregistered trademarks. The Registered Parent IP is subsisting and, excluding any pending applications contained therein, to the knowledge of Parent, is valid and enforceable.

(b) Parent or its Subsidiaries solely own, free and clear of all Liens, or have the rights to use, in each case free and clear of all Liens (other than Permitted Liens), all Parent Owned IP and Parent IT Systems material to the conduct of their respective businesses as currently conducted and as contemplated to be conducted as of the date of this Agreement.

(c) Each Person, including all current and former employees and independent contractors, who have created or developed any Parent Owned IP by or on behalf of Parent or any of its Subsidiaries has assigned all right, title and interest in such Parent Owned IP to Parent or the applicable Subsidiary pursuant to a written assignment or otherwise, to the knowledge of the Parent, by operation of Law.

(d) (i) There are and have been no pending or, to the knowledge of Parent, threatened claims against Parent or any of its Subsidiaries alleging any infringement, misappropriation or other violation of the Intellectual Property rights of any Person by Parent or any of its Subsidiaries, and the operations of the businesses (including the products and services) of Parent and its Subsidiaries do not, and have not, to the knowledge of the Parent, infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person within the past six (6) years; and (ii) there are and have been no pending or threatened written claims by Parent or any of its Subsidiaries alleging any infringement, misappropriation or other violation by any Person of any material Parent Owned IP and to the knowledge of Parent, no Third Party is and no Third Party has in the past six (6) years , infringed, misappropriated or otherwise violated any material Parent Owned IP.

(e) To the knowledge of Parent, Parent does not use any open source Software in a manner that would violate any license agreements applicable to such open source Software, or that would grant to any Person any rights to or immunities from prosecution for infringement of any material Parent Owned IP, or that would require the disclosure of source code associated with any otherwise proprietary material Company Owned IP.

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(f)   Parent has taken commercially reasonable measures to maintain in confidence all Trade Secrets and confidential information that are part of the Parent Owned IP or third-party confidential information that Parent or its Subsidiaries are obliged to protect pursuant to a non-disclosure agreement. To the knowledge of the Parent, there has not been any disclosure of or access to any Trade Secret of Parent or any of its Subsidiaries to any third party in a manner that has resulted in the loss of trade secret or other rights in and to such information.

(g) (i) The Parent IT Systems are sufficient to operate and perform as needed by Parent and its Subsidiaries to adequately conduct their respective businesses as currently conducted and (ii) since the date of its incorporation, and to the knowledge of Parent, there have been no known material security breaches of, unauthorized access to or misuse of, failures or unplanned outages of, or other material adverse integrity or security events affecting the Parent IT Systems that have resulted in material harm to the Company.

(h) (i) Parent and its Subsidiaries have since their respective dates of incorporation or formation, complied with all Applicable Laws, as well as their own rules, policies and procedures, in each case relating to Data Privacy Requirements, and, to the knowledge of Parent, there has been no unauthorized access to or use of, misuse of, loss of or damage to any such Personal Information.

(i) To the knowledge of Parent, Parent and its Subsidiaries have not received any (i) written notice from any applicable Governmental Authority or (ii) material claims, proceedings or legal actions from any other Person alleging any non-compliance with any data security obligation, cybersecurity obligations or obligation under Data Privacy Requirements.

(j) Parent and its Subsidiaries have taken commercially reasonable steps consistent with industry standards to maintain and protect the confidentiality and security of its Parent IT Systems, and all data stored therein or processed thereby, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures, business continuity procedures and encryption and other security protocol technology.

Section 4.20        Environmental Matters. Parent has made available all material environmental, health and safety audits, investigations and sampling or similar reports with respect to Parent and its Subsidiaries and any material non-privileged documents related to any non-compliance with, or liability under, Environmental Laws of Parent or its Subsidiaries that are in its possession or reasonable control relating to Environmental Laws or the Release of, or exposure to, Hazardous Substances. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) Parent and each of its Subsidiaries is, and has been since its respective date of incorporation or formation, in compliance with all Environmental Laws;

(b) there are no Proceedings pending or, to the knowledge of the Parent, threatened against Parent or any of its Subsidiaries or their respective properties or operations under Environmental Laws;

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(c) there has been no Release or threatened Release of any Hazardous Substance at, on, under, to, in or from any real property currently owned, leased or operated by Parent or any of its Subsidiaries, or, to the knowledge of Parent, any real property formerly owned, leased or operated by, or any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, Parent or any of its Subsidiaries; and

(d) neither Parent nor any of its Subsidiaries has (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, Released or (ii) to the knowledge of Parent, exposed any Person to or designed, manufactured, sold, marketed, installed, repaired or distributed products containing any Hazardous Substances, in the case of each of clauses (i) and (ii), in a manner or fashion that would reasonably be expected to result in any material liability related to Parent or any of its Subsidiaries under Environmental Laws.

Section 4.21        Anti-Corruption. None of Parent, nor any of its Subsidiaries, nor any of its or their respective Affiliates, directors, managers, officers or employees, nor, to the knowledge of Parent, any of its or their respective Representatives, or anyone else acting on behalf of the foregoing have, within the past five (5) years, taken any action that has resulted in a violation by Parent or any such Subsidiary of any applicable Anti-Corruption Laws. No Proceeding involving Parent, nor any of its Subsidiaries, nor any of its or their respective Affiliates, directors, managers, officers or employees relating to the applicable Anti-Corruption Laws is pending or, to the knowledge of Parent, threatened.

Section 4.22        Export Controls and Economic Sanctions. None of Parent, nor any of its Subsidiaries, nor any of its or their respective owners, directors, officers or employees, nor to the knowledge of Parent or its Subsidiaries, any other Person working on behalf of any of the foregoing (i) has directly or indirectly within the past five (5) years violated any applicable Export Control and Economic Sanctions Laws; (ii) is targeted, blocked, or otherwise subject to sanctions prohibitions or restrictions under any applicable Export Control and Economic Sanctions Laws (including but not limited to being, or being owned 50% or more by one or more Sanctioned Persons or Restricted Persons); (iii) is located, organized or resident in any Sanctioned Country; (iv) has within the past five (5) years been the subject or target of any investigation, enforcement, administrative, civil or criminal action, or disclosure relating to applicable Export Control and Economic Sanctions Laws; or (v) appears on any sanctions list maintained by the United Kingdom (including as extended to the Cayman Islands by Orders in Council) or the Cayman Islands or any similar list maintained under applicable law or otherwise subject to applicable sanctions in the Cayman Islands.

Section 4.23        Insurance. Parent and each of its Subsidiaries is insured with reputable insurance carriers against such risks and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses (collectively, the “Parent Insurance Policies”). Such Parent Insurance Policies are in full force and effect. Neither Parent nor any of its Subsidiaries has received any written notice of cancellation of, material premium increase with respect to, or material alteration of coverage under, any of such Parent Insurance Policies. All premiums due on such Parent Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Parent Insurance Policy. The Parent Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of Parent or any of its Subsidiaries. All such Parent Insurance Policies (a) are valid and binding in accordance with their terms; (b) to the knowledge of Parent, are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. There are no claims related to the business of Parent or its Subsidiaries pending under any such Parent Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Neither Parent nor any of its Subsidiaries is in default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such Parent Insurance Policy.

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Section 4.24        Properties.

(a) As of the date of this Agreement, neither Parent nor any of its Subsidiaries owns any real property or is party to any Contract or option to purchase any real property.

(b) Section 4.24(b) of the Parent Disclosure Schedules sets forth a true, correct and complete list, as of the date of this Agreement, of (i) all real property leased, subleased, licensed or otherwise occupied by Parent or any of its Subsidiaries (the “Parent Leased Real Property”), together with the address of each such Parent Leased Real Property and (ii) all leases, subleases or licenses or occupancy agreements and all amendments, modifications, guarantees, assignments, supplements and letters of credit relating thereto (each, a “Parent Real Property Lease”). Parent has delivered or made available to Company complete and accurate copies of each Parent Real Property Lease described in Section 4.24(b) of the Parent Disclosure Schedules, and no Parent Real Property Lease has been modified in any material respect or terminated, except to the extent that such modifications or terminations are disclosed by the copies delivered or made available to the Company. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent and each of its Subsidiaries holds a valid and existing leasehold, subleasehold, license or other similar interest under each Parent Real Property Lease, free and clear of all Liens other than Permitted Liens and (b) each Parent Real Property Lease is a valid and binding agreement, enforceable against Parent or one of its Subsidiaries, as the case may be, and is in full force and effect. The Parent Leased Real Property constitutes all of the real property used, leased or otherwise occupied in the operation of the businesses of Parent and its Subsidiaries as currently conducted. Parent and its Subsidiaries have not assigned or sublet their interests under, nor granted any security interest in, any Parent Leased Real Property and no Person other than Parent or its Subsidiaries, as applicable, has the right to use or occupy any of the Parent Leased Real Property. Neither Parent nor any of its Subsidiaries is subject to any waiver or forbearance or any deferred, abated or reduced rent with respect to any Parent Real Property Lease.

(c) Neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any other party to any Parent Real Property Lease is in default or breach under the terms of any such Parent Real Property Lease, except where such default or breach would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole. No event has occurred that, with notice or lapse of time or both, would constitute a default or breach under any Parent Real Property Lease, and no portion of any security deposit has been applied under any Parent Real Property Lease, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, as of the date of this Agreement there are no material disputes with respect to any Parent Real Property Lease. Neither Parent nor any of its Subsidiaries have received any written notice of, nor to the knowledge of Parent does there exist, any pending or threatened condemnation or similar proceedings, or any sale or other disposition of any Parent Leased Real Property or any part thereof in lieu of condemnation.

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Section 4.25        Brokers. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any fee or commission from Parent or any of its Subsidiaries in connection with the Transactions.

Section 4.26        No Ownership of Company Shares or Company SAFEs. Neither Parent nor any of its Subsidiaries (a) beneficially owns, directly or indirectly, any Company Shares or other securities convertible into, exchangeable for or exercisable for Company Shares (including the Company SAFEs) or (b) has any rights to acquire any Company Shares. There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the shares or other Equity Interest of the Company or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries is an “interested stockholder” (as defined in Section 78 of the NRS) of the Company.

Section 4.27        Transactions with Affiliates. Since the Measurement Date, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404 of Regulation S-K that have not been otherwise expressly disclosed in the Parent SEC Documents filed prior to the date of this Agreement.

Section 4.28        No Other Representations or Warranties. Except for the representations and warranties made by Parent in this Article IV (as qualified by the applicable items disclosed in the Parent Disclosure Schedules in accordance with Section 10.17 and the introduction to this Article IV) (but without limiting any representations and warranties in any certificate delivered to Parent pursuant to this Agreement, or any Ancillary Agreement), neither Parent nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to the Company or made available to the Company in any “data rooms”, “virtual data rooms”, management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions. Parent and its Subsidiaries disclaim any other representations or warranties, whether made by Parent or any of its Subsidiaries or any of their respective Affiliates, stockholders or Representatives. Parent acknowledges and agrees that, except for the representations and warranties made by the Company in Article III (as qualified by the applicable items disclosed in the Company Disclosure Schedules in accordance with Section 10.17 and the introduction to Article III) (but without limiting any representations and warranties in any Ancillary Agreement), neither the Company nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the Transactions. Parent is not relying upon, and has not relied upon, any other representations, warranties, statements or information that may have been made or provided by any Person in connection with the Transactions or otherwise, except for (i) the representations and warranties expressly set forth in this Agreement and the Ancillary Agreements and (ii) the representations and warranties made in any certificates delivered pursuant to this Agreement and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any other representations and warranties.

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Article V

COVENANTS OF THE COMPANY

Section 5.01        Conduct of the Company.

(a) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement (the “Interim Period”), except (w) as required by Applicable Law, (x) as set forth in Section 5.01 of the Company Disclosure Schedules, (y) as would not reasonably be expected to prevent or materially impair or delay the ability of the Company to perform its obligations under this Agreement or consummate the Transactions or (z) as otherwise expressly required or expressly permitted by this Agreement, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use its and their reasonable best efforts to conduct its business in the ordinary course of business in compliance in all material respects with all Applicable Laws and use its and their reasonable best efforts to (i) preserve intact its business organization and relationships with customers, suppliers, licensors, licensees and other Third Parties having material business relationships with the Company and its Subsidiaries and (ii) keep available the services of the present directors, officers and employees of the Company and its Subsidiaries; provided, however, that the failure to take any action prohibited by Section 5.01(b) shall not be a breach by the Company or any of its Subsidiaries of the covenants and agreements set forth in this Section 5.01(a).

(b) During the Interim Period, except (i) as required by Applicable Law, (ii) as set forth in Section 5.01 of the Company Disclosure Schedules, (iii) as would not reasonably be expected to prevent or materially impair or delay the ability of the Company to perform its obligations under this Agreement or consummate the Transactions or (iv) as otherwise required or expressly permitted by this Agreement, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of its Subsidiaries not to:

(i)    adopt or propose any change to its memorandum of association, articles of association or other constitutional documents (including the Company Organizational Documents);

(ii)   (A) merge or consolidate with any other Person or (B) adopt or publicly propose a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

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(iii)   (A) split or subdivide, combine, consolidate or reclassify any of its shares; (B) amend any term or alter any rights of any of its outstanding Equity Interests; (C) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any of its shares or other securities; or (D) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Shares;

(iv)   terminate, suspend, abrogate, amend or modify any material Company Permit where such termination, suspension, abrogation, amendment or modification would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(v) make any material change in any method of accounting or accounting principles or practice, except for any such change required by GAAP or Regulation S-K promulgated under the Securities Act (“Regulation S-K”), as approved by its independent public accountants;

(vi)   (A) make, change or revoke any material Tax election, (B) change any annual Tax accounting period, (C) adopt or change any material method of Tax accounting, (D) amend any material Tax Return, (E) enter into any material closing agreement with respect to Taxes, (F) enter into any Tax Sharing Agreement, (G) surrender or allow to expire any right to claim a refund of Taxes, (H) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or (I) settle or surrender any material Tax claim, audit or assessment;

(vii)   settle or compromise, or propose to settle or compromise, any claim, action, suit, investigation or Proceeding, pending or threatened, and involving or against the Company or any of its Subsidiaries for an amount in excess of $500,000 individually or $3,000,000 in the aggregate (in each case, net of insurance recoveries);

(viii)   (A) (1) enter into any Collective Bargaining Agreement or other Contract or arrangement with any Labor Organization, or (2) recognize or certify any Labor Organization or group of employees as the bargaining representative for any Company Service Provider; (B) waive, release, amend or fail to enforce the restrictive covenant obligations of any Company Service Provider; (C) announce or engage in any “plant closing,” “mass layoff” or similar act requiring notice under WARN; or (D) implement any program or formal policy in the United States covering Company Service Providers that promotes diversity, equity and/or inclusion;

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(ix)   except as required by Applicable Law or the terms of any Company Employee Plan as in effect as of the date of this Agreement: (A) grant, amend or pay any change in control, retention or severance to (or amend any existing arrangement with) any Company Service Providers (whether current, former, or otherwise); (B) grant or amend any long-term cash, equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any Company Service Provider (whether current, former, or otherwise), other than any such awards to not exceed 10,000 shares in the aggregate; (C) except as conducted through the Company’s regular annual compensation and merit and promotion periodic review in the ordinary course of business, materially increase the compensation, bonus or other benefits payable to any Company Service Provider; provided that an increase of less than or equal to 10% of the compensation, bonus or other benefits in effect as the date of this Agreement shall not be material; (D) fund or promise to fund (through a grantor trust or otherwise) any compensation or benefits payable or to be provided under any Company Employee Plan; or (E) hire a total number of Company Service Providers greater than 10% of the total number of Company Service Providers as of the date of this Agreement;

(x)   take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment; or

(xi)   enter into an agreement to do any of the foregoing;

provided, however, that, notwithstanding anything to the contrary herein, in the case of an emergency for the safety of individuals or the environment, the Company may take commercially reasonable actions that would otherwise be prohibited by this Section 5.01 in order to prevent the occurrence of, or mitigate the existence of, any emergency situation; provided, further, that the Company shall provide prompt notice to Parent upon the occurrence of such emergency.

Section 5.02        No Solicitation by the Company.

(a) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, except as otherwise set forth in this Section 5.02, the Company shall not, and shall cause its Subsidiaries and controlled Affiliates and its and their respective officers, directors and employees not to, and shall use reasonable best efforts to cause its and their other respective Representatives, not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate (including by way of providing non-public information outside of the ordinary course of business consistent with past practice with respect to existing bona fide commercial relationships without the intent of circumventing the foregoing restrictions) or knowingly encourage or induce the submission of any Company Acquisition Proposal or any inquiry, indication of interest or proposal that would reasonably be expected to lead to a Company Acquisition Proposal; (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, officers, directors, employees, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or knowingly encourage any effort by, any Third Party that the Company knows, or would reasonably be expected to know, is actively evaluating, seeking to make, or has made, a Company Acquisition Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Acquisition Proposal; or (iii) except as required by the duties of the Company Board under Applicable Law (as determined by the Company Board in good faith, after consultation with the Company’s outside legal advisors), waive, terminate, modify or release any Third Party (other than Parent and its Affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation. Any violation of the foregoing restrictions by any of the Company’s Subsidiaries or by any Representatives of the Company or its Subsidiaries, whether or not such Representative is so authorized, shall be deemed a breach of this Agreement by the Company if the Company failed to use reasonable best efforts to prevent such violation.

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(b) The Company shall notify Parent promptly (but in no event later than forty eight (48) hours) after receipt by the Company (or, to the Company’s knowledge, any of its Representatives) of any Company Acquisition Proposal, indication or request for information (including material modifications thereto) relating to the Company or any of its Subsidiaries or for access to the business, officers, directors, employees, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that, to the knowledge of the Company or any member of the Company Board, is considering making or has made a Company Acquisition Proposal, which notice shall be provided in writing and shall (i) identify the relevant Third Party, (ii) to the extent known, describe the material terms and conditions of, any such Company Acquisition Proposal, indication or request (including any material changes thereto) and (iii) if applicable, include an unredacted copy of such Company Acquisition Proposal, indication or request (including any related documents and correspondence).

(c) The Company shall, and shall cause its Subsidiaries and controlled Affiliates, and shall direct its other Representatives, to (i) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Company Acquisition Proposal and instruct any such Third Party (or its agents or advisors) in possession of confidential, non-public information or documents or material incorporating non-public information about the Company that was furnished by or on behalf of the Company to return or destroy all such information and (ii) other than with respect to Parent and its Representatives, terminate access to any virtual data room established for or used in connection with any actual or potential Company Acquisition Proposal.

Article VI

COVENANTS OF PARENT

Section 6.01        Conduct of Parent.

(a) During the Interim Period, except (x) as required by Applicable Law, (y) as set forth in Section 6.01 of the Parent Disclosure Schedules or (z) as otherwise expressly required or expressly permitted by this Agreement, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed, except for financing transactions conducted by the Parent in the Interim Period, in which case the Company may withhold its consent in its sole and absolute discretion), Parent shall, and shall cause each of its Subsidiaries to, use its and their reasonable best efforts to conduct its business in the ordinary course of business in compliance in all material respects with all Applicable Laws and use its and their reasonable best efforts to (i) preserve intact its business organization and relationships with customers, suppliers, licensors, licensees and other Third Parties having material business relationships with Parent and its Subsidiaries and (ii) keep available the services of the present directors, officers and employees of Parent and its Subsidiaries; provided, however, that the failure to take any action prohibited by Section 6.01(b) shall not be a breach by Parent or any of its Subsidiaries of the covenants and agreements set forth in this Section 6.01(a).

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(b) During the Interim Period, except (i) as required by Applicable Law, (ii) as set forth in Section 6.01 of the Parent Disclosure Schedules or (iii) as otherwise required or expressly permitted by this Agreement, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause each of its Subsidiaries not to:

(i)     Other than as expressly set forth in this Agreement, adopt or propose any change to its certificate of incorporation, bylaws or other organizational documents (whether by merger, consolidation or otherwise) (including the Parent Organizational Documents);

(ii)    (A) merge or consolidate with any other Person; (B) acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division or assets thereof or securities or property, or (C) adopt or publicly propose a plan of complete or partial liquidation, dissolution, recapitalization or restructuring, or resolutions providing for or authorizing such a liquidation, dissolution, recapitalization or restructuring;

(iii)   (A) other than the Parent Reverse Split (if applicable), split, combine or reclassify any shares of its capital stock; (B) amend any term or alter any rights of any of its outstanding Equity Interests; (C) other than the Interim Dividend, declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other securities, other than dividends or distributions by a Subsidiary of Parent to Parent or a wholly owned Subsidiary of Parent; or (D) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Parent Securities or any Subsidiary of Parent or any rights, warrants or options to acquire any such shares or other securities;

(iv)    issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants, options to acquire or other derivative instruments with respect to, any such capital stock or any such convertible securities, other than the issuance of any shares of Parent Common Stock upon the vesting or settlement of shares of Parent equity awards pursuant to the terms of the applicable equity plan and award agreement that are outstanding on the date of this Agreement and previously provided to the Company;

(v)    authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than (A) as set forth in Section 6.01(b)(v) of the Parent Disclosure Schedules and (B) any other capital expenditures not to exceed $100,000 (individually for any project (or set of related projects) or $250,000 in the aggregate);

(vi)   transfer, sell, lease, sublease, assign or otherwise dispose of any assets, securities or property (excluding Intellectual Property), other than (A) sales or dispositions of inventory in the ordinary course of business consistent with past practice, (B) transfers, sales, leases, subleases, assignments or other dispositions of assets or property (other than inventory) in the ordinary course of business consistent with past practice in an amount not to exceed $100,000 in the aggregate or (C) transactions (I) solely among Parent and one or more of its wholly owned Subsidiaries or (II) solely among Parent’s wholly owned Subsidiaries;

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(vii)    make any loans, advances or capital contributions to any other Person;

(viii)   terminate, suspend, abrogate, amend or modify any Parent Permit in a manner material and adverse to Parent and its Subsidiaries, taken as a whole;

(ix)   sell, assign, transfer or otherwise dispose of, license or sublicense (other than pursuant to nonexclusive licenses or sublicenses granted to Third Parties in the ordinary course of business consistent with past practice), abandon, allow to lapse, or otherwise fail to take any action reasonably necessary to maintain, enforce or protect, any material Parent Owned IP;

(x)    form any Subsidiary or enter into any new line of business;

(xi)   incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 in the aggregate, other than (A) the incurrence of any ordinary course administrative costs and expenses and expenses incurred in connection with the consummation of Transactions, including legal or accounting costs or (B) in the ordinary course of business consistent with past practice pursuant to the terms of any Contract in effect as of the date of this Agreement;

(xii)   create or incur any Lien (except for a Permitted Lien) on any material asset (tangible or intangible) (including any Parent Owned IP) or property, including real property;

(xiii)   (A) acquire any fee interest in any real property; (B) enter into any lease, sublease, license or other agreement relating to real property, other than in the ordinary course of business consistent with past practice; or (C) amend, renew, extend, modify or terminate (or provide notice of its intent to do any of the foregoing), any Parent Real Property Lease (other than terminations or notices of termination due to the expiration of the stated term thereof) or intentionally waive, release or assign any material right or claim under any Parent Real Property Lease;

(xiv)   Except as required by the transactions contemplated under this Agreement, (A) enter into any Parent Material Contract (including by amendment of any Contract that is not a Parent Material Contract such that such Contract becomes a Parent Material Contract); (B) terminate, renew, extend or amend in any material respect any Parent Material Contract or waive any material right thereunder, other than in the ordinary course of business consistent with past practice; or (C) enter into, terminate, renew, extend or amend or waive any right under any Related Party Contract;

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(xv)   except as required by Applicable Law, the terms of any Parent Employee Plan as in effect as of the date of this Agreement or as set forth on Section 7.13(b) of the Parent Disclosure Schedules: (A) adopt, amend, establish or terminate or increase the amount payable in connection with or other rights granted with respect to any Parent Employee Plan or any plan, program, agreement or arrangement which would be a Parent Employee Plan if in effect on the date hereof; (B) grant, amend or pay any change in control, retention or severance to (or amend any existing arrangement with) any Parent Service Providers (whether current, former, or otherwise); (C) grant or amend any long-term cash, equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any Parent Service Provider (whether current, former, or otherwise); (D) materially increase the compensation, bonus or other benefits payable to any Parent Service Provider; (E) fund or promise to fund (through a grantor trust or otherwise) any compensation or benefits payable or to be provided under any Parent Employee Plan; or (F) hire any Parent Service Provider;

(xvi)   make any material change in any method of accounting or accounting principles or practice, except for any such change required by GAAP or Regulation S-K, as approved by its independent public accountants;

(xvii)    (A) make. change or revoke any material Tax election, (B) change any annual Tax accounting period, (C) adopt or change any material method of Tax accounting, (D) amend any material Tax Return, (E) enter into any material closing agreement with respect to Taxes, (F) enter into any Tax Sharing Agreement, (G) surrender or allow to expire any right to claim a refund of Taxes, (H) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or (I) settle or surrender any material Tax claim, audit or assessment;

(xviii)   settle or compromise, or propose to settle or compromise, any claim, action, suit, investigation or Proceeding, pending or threatened, and involving or against Parent or any of its Subsidiaries, for an amount in excess of $100,000 in the aggregate;

(xix)   enter into any transaction between Parent or any of its Subsidiaries, on the one hand, and any of Parent’s Related Parties (other than Parent and its Subsidiaries), on the other hand;

(xx)   write up, write down or write off the book value of any of its assets, other than (A) in the ordinary course of business consistent with past practice or (B) as may be consistent with Parent’s financial accounting policies and procedures and GAAP as determined in consultation with Parent’s outside auditor;

(xxi)   (A) enter into any Collective Bargaining Agreement or other Contract or arrangement with any Labor Organization, or recognize or certify any Labor Organization or group of employees as the bargaining representative for any Parent Service Provider; (B) waive, release, amend or fail to enforce the restrictive covenant obligations of any Parent Service Provider; (C) announce or engage in any “plant closing,” “mass layoff” or similar act requiring notice under WARN; or (D) implement any program or formal policy in the United States covering Parent Service Providers that promotes diversity, equity and/or inclusion;

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(xxii)   sell, borrow or otherwise incur any indebtedness for borrowed money (including any debt securities) of Parent or any of its Subsidiaries in excess of $100,000 in the aggregate (or assume or guarantee any such indebtedness for which any other Person is the primary obligor (other than Parent or any of its wholly owned Subsidiaries in excess of $100,000 in the aggregate), except for indebtedness incurred or borrowed that is outstanding on the date of this Agreement);

(xxiii)    take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment; or

(xxiv)   agree, commit or publicly propose to do any of the foregoing;

provided, however, that, notwithstanding anything to the contrary herein, in the case of an emergency for the safety of individuals or the environment, Parent may take commercially reasonable actions that would otherwise be prohibited by this Section 6.01 in order to prevent the occurrence of, or mitigate the existence of, any emergency situation; provided, further, that Parent shall provide prompt notice to the Company upon the occurrence of such emergency.

Section 6.02        No Solicitation by Parent.

(a) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, except as otherwise set forth in this Section 6.02, Parent shall not, and shall cause its Subsidiaries and controlled Affiliates and its and their respective officers, directors and employees not to, and shall use reasonable best efforts to cause its and their other respective other Representatives, not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate (including by way of providing non-public information outside of the ordinary course of business consistent with past practice with respect to existing bona fide commercial relationships without the intent of circumventing the foregoing restrictions) or knowingly encourage or induce the submission of any Parent Acquisition Proposal or any inquiry, indication of interest or proposal that would reasonably be expected to lead to a Parent Acquisition Proposal; (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to Parent or any of its Subsidiaries or afford access to the business, officers, directors, employees, properties, assets, books or records of Parent or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or knowingly encourage any effort by, any Third Party that Parent knows, or would reasonably be expected to know, is actively evaluating, seeking to make, or has made, a Parent Acquisition Proposal or any inquiry or proposal that would reasonably be expected to lead to a Parent Acquisition Proposal; or (iii) except as required by the duties of the Parent Board under Applicable Law (as determined by the Parent Board in good faith, after consultation with Parent’s outside legal advisors), waive, terminate, modify or release any Third Party (other than the Company and its Affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation. Any violation of the foregoing restrictions by any of Parent’s Subsidiaries or by any Representatives of Parent or its Subsidiaries, whether or not such Representative is so authorized, shall be deemed a breach of this Agreement by the Parent if the Parent failed to use reasonable best efforts to prevent such violation.

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(b) Except as permitted by this Section 6.02, neither the Parent Board nor any committee thereof shall: (i) fail to make, withdraw or qualify, amend or modify, in each case, in any manner adverse to the Company, the Parent Board Recommendation, (ii) fail to include the Parent Board Recommendation in the Proxy Statement, (iii) recommend, adopt or approve any Parent Acquisition Proposal or propose publicly or otherwise to recommend, adopt or approve any Parent Acquisition Proposal or resolve to take any such action, (iv) enter into or approve, recommend or declare advisable for Parent or any of its Subsidiaries to execute or enter into, any legally binding merger agreement, letter of intent, agreement in principle, acquisition agreement, joint venture agreement, partnership agreement or other similar agreement relating to or constituting a Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement), (v) (x) fail to publicly recommend against any Parent Acquisition Proposal or (y) fail to publicly reaffirm the Parent Board Recommendation, in the case of the foregoing clauses (x) and (y), within three (3) Business Days after the Company so requests in writing following the public disclosure of any Parent Acquisition Proposal; provided that the Company shall not be entitled to make such request, and Parent shall not be required to make any such reaffirmation, more than three (3) times with respect to any particular Parent Acquisition Proposal, or (vi) subject to Section 6.02(c), fail to recommend against any Parent Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the stockholders of Parent) within ten (10) Business Days after the commencement of such tender offer or exchange (any of the foregoing, a “Parent Adverse Recommendation Change”).

(c) Notwithstanding the foregoing, if at any time prior to the receipt of the Parent Stockholder Approval (the “Parent Approval Time”) (and in no event after the Parent Approval Time), the Parent Board receives a bona fide written Parent Acquisition Proposal made after the date of this Agreement that did not result from any breach of this Section 6.02, the Parent Board (or duly appointed committee thereof) may, if the Parent Board determines in good faith, after consultation with Parent’s financial advisor and outside legal counsel, that (x) such Parent Acquisition Proposal constitutes a Parent Superior Proposal and (y) the failure to take such actions would be inconsistent with its fiduciary duties under Applicable Law, then Parent and its Representatives may, subject to compliance with this Section 6.02(c), Section 6.02(d) and Section 6.02(e), (i) engage in negotiations or discussions with such Third Party that has made after the date of this Agreement a Parent Acquisition Proposal; and (ii) furnish to such Third Party and its Representatives non-public information relating to Parent or any of its Subsidiaries pursuant to a confidentiality agreement with terms no less favorable to Parent than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement shall not provide such Person with any exclusive right to negotiate with Parent) (an “Acceptable Confidentiality Agreement”) (a copy of which shall be provided substantially concurrently or as promptly as practicable (but in any event not more than twenty four (24) hours) following its execution to the Company for informational purposes); provided that all such non-public information (to the extent that such information has not been previously provided or made available to the Company) is provided or made available to the Company, as the case may be, substantially concurrently or as promptly as practicable (but in any event not more than twenty four (24) hours) following the time it is provided or made available to such Third Party. Nothing contained herein shall prevent the Parent Board from (A) complying with Rule 14e-2(a) promulgated under the Exchange Act with regard to a Parent Acquisition Proposal or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act (each of which shall not constitute a Parent Adverse Recommendation Change); (B) making any required disclosure to Parent’s stockholders if the Parent Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law; or (C) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided that (I) if any such compliance, statement or disclosure does not reaffirm the Parent Board Recommendation, it shall be deemed a Parent Adverse Recommendation Change, and (II) any Parent Adverse Recommendation Change involving or relating to a Parent Acquisition Proposal may only be made in accordance with the provisions of this Section 6.02(c), Section 6.02(d) and Section 6.02(e).

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(d) In addition to the requirements set forth in Section 6.02(c) and subject to compliance with Section 6.02(e), the Parent Board shall not take any of the actions referred to in clauses (i) and (ii) of Section 6.02(c) unless Parent shall have first delivered to the Company written notice advising the Company that Parent intends to take any such action. In addition, Parent shall notify the Company promptly (but in no event later than forty eight (48) hours) after receipt by Parent (or any of its Representatives) of any Parent Acquisition Proposal, indication or request for information (including material modifications thereto) relating to Parent or any of its Subsidiaries or for access to the business, officers, directors, employees, properties, assets, books or records of Parent or any of its Subsidiaries by any Third Party that, to the knowledge of Parent or any member of the Parent Board, is considering making or has made a Parent Acquisition Proposal, which notice shall be provided in writing and shall (i) identify the relevant Third Party, (ii) to the extent known, describe the material terms and conditions of, any such Parent Acquisition Proposal, indication or request (including any material changes thereto) and (iii) if applicable, include an unredacted copy of such Parent Acquisition Proposal, indication or request (including any related documents and correspondence).

(e) Without limiting Section 6.02(a), Section 6.02(c) or Section 6.02(d), if Parent shall have received a bona fide written Parent Acquisition Proposal that was made or renewed after the date of this Agreement (and has not been withdrawn) that did not result or arise out of material breach of this Agreement, and the Parent Board shall have determined in good faith, after consultation with Parent’s financial advisors and outside legal counsel, that such Parent Acquisition Proposal is a Parent Superior Proposal, then the Parent Board may make a Parent Adverse Recommendation Change, but only if: (i) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to take such action would violate the fiduciary duties of the Parent Board to Parent’s stockholders under Applicable Law; (ii) Parent promptly notifies the Company, in writing at least seven (7) Business Days before taking such action, that Parent intends to take such action, which notice attaches the material terms of any proposed agreement(s), including the identity of the offeror; (iii) if requested by the Company, during the five (5) Business Day period after such notice, Parent and its Representatives have discussed and negotiated in good faith with the Company and its Representatives regarding any proposal by the Company to amend the terms of this Agreement (or any other proposal the Company may make) so that such Parent Acquisition Proposal would cease to constitute a Parent Superior Proposal; and (iv) after such five (5) Business Day period, the Parent Board determines in good faith, after consultation with its outside legal counsel and financial advisor, taking into account any proposal by the Company to amend the terms of this Agreement (or any other proposal made by the Company), that such Parent Acquisition Proposal continues to constitute a Parent Superior Proposal (it being understood and agreed that in the event of any amendment to the financial terms or other material terms of any such Parent Superior Proposal in any material respect (including any change to the Exchange Ratio or Merger Consideration), a new written notification from Parent consistent with that described in clause (ii) of this Section 6.02(e) shall be required and a new notice period under clause (ii) of this Section 6.02(e) shall commence, during which notice period Parent shall be required to comply with the requirements of this Section 6.02(e) anew, except that such new notice period shall be for forty eight (48) hours (as opposed to five (5) Business Days)).

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(f)   Parent shall, and shall cause its Subsidiaries and controlled Affiliates, and shall direct its other Representatives, to (i) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Parent Acquisition Proposal and instruct any such Third Party (or its agents or advisors) in possession of confidential, non-public information or documents or material incorporating non-public information about Parent that was furnished by or on behalf of Parent to return or destroy all such information and (ii) other than with respect to the Company and its Representatives, terminate access to any virtual data room established for or used in connection with any actual or potential Parent Acquisition Proposal.

(g) Notwithstanding any Parent Adverse Recommendation Change, the making of any Parent Acquisition Proposal or anything in this Agreement to the contrary, until the termination of this Agreement (i) in no event may Parent or any of its Subsidiaries enter into any legally binding merger agreement, letter of intent, agreement in principle, acquisition agreement, joint venture agreement, partnership agreement or other similar agreement relating to or constituting a Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement), and (ii) Parent shall otherwise remain subject to all of its obligations under this Agreement, including, for the avoidance of doubt, the obligation to hold the Parent Stockholder Meeting.

Section 6.03        Director and Officer Liability.

(a) From and after the Closing, Parent shall, and shall cause the Surviving Company to (i) indemnify and hold harmless and shall advance expenses as incurred, in each case to the same extent (subject to Applicable Law) such Persons are indemnified as of the date of this Agreement by the Company or Parent, as applicable, pursuant to the Company Organizational Documents, the Parent Organizational Documents, the governing or organizational or constitutional documents of any Subsidiary of the Company or of Parent and any indemnification agreements in existence as of the date of this Agreement, each present and former director or officer of the Company, Parent and their respective Subsidiaries (in each case, when acting in such capacity or in connection with their service as an officer, director or other fiduciary of any other Person if such service was at the request or for the benefit of the Company, Parent or any of their respective Subsidiaries) (collectively, the “D&O Indemnified Parties”) against any fees, costs or expenses (including reasonable attorneys’ fees), judgments, inquiries, claims, fines, losses, damages or liabilities incurred in connection with any threatened or actual Proceeding, whether civil, criminal, administrative or investigative, whether arising before or after the Closing, arising out of the fact that such Person is or was a director or officer of the Company, Parent or any of their Subsidiaries or pertaining to matters existing or occurring at or prior to the Closing, including the Transactions; provided that in the case of advancement of expenses, any D&O Indemnified Party to whom expenses are advanced (i) provides an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such D&O Indemnified Party is not entitled to indemnification; and (ii) reasonably cooperate in the defense of any such matter until it is determined that such D&O Indemnified Party is not eligible for indemnification.

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(b) For a period of six (6) years after the Closing, Parent shall, and shall cause the Surviving Company to, maintain in effect the policies of directors’ and officers’ liability insurance maintained by the Company and Parent as of the Closing (provided that Parent and the Surviving Company may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less favorable to the insureds) with respect to claims arising from facts or events that occurred at or before the Closing.

(c) The provisions of this Section 6.03 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party and his or her heirs and representatives. If Parent, the Surviving Company, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets to any other Person or engages in any similar transaction, then in each such case, Parent and/or the Surviving Company, as applicable, will cause proper provision to be made so that the successors and assigns of Parent and/or the Surviving Company, as applicable, will expressly assume the obligations set forth in this Section 6.03.

(d) At or prior to the Closing, Parent shall enter into customary indemnification agreements reasonably satisfactory to the Company with each Person who shall be a director or an officer of Parent immediately after the Closing, which indemnification agreements shall continue to be effective following the Closing.

Section 6.04        Lien Releases. Parent shall cause the Liens listed on Section 6.04 of the Parent Disclosure Schedules to be released and terminated on or prior to the Closing Date, and shall provide to the Company evidence of such releases and terminations (including any necessary public filings), in form and substance reasonably satisfactory to the Company.

Article VII

ADDITIONAL AGREEMENTS

Section 7.01        Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party or Parties hereto in doing, all things reasonably necessary, proper or advisable under Applicable Law or otherwise to consummate and make effective, as promptly as reasonably practicable, the Merger and the other Transactions, including using reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Merger or any of the other Transactions.

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(b) Each of Parent, Merger Sub and the Company undertakes and agrees to: (x) if required, make an appropriate and complete filing of a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division as promptly as practicable after the date of this Agreement; (y) make all other required filings and applications with respect to other Applicable Laws as promptly as practicable; and (z) not extend any waiting period under the HSR Act or other applicable Antitrust Laws or enter into any agreement with the FTC, the Antitrust Division or any other Governmental Authority with respect to the Transactions (including any such agreement with respect to any actions, restrictions or conditions to the consummation of the Transactions or not to consummate the Transactions), except with the prior written consent of the other Party (which shall not be unreasonably withheld, conditioned or delayed; provided that it shall not be unreasonable to withhold, condition or delay consent with respect to any action, restriction or condition that, individually or in the aggregate, would or would reasonably be expected to be materially adverse to Parent, the Surviving Company and their respective Subsidiaries, taken as a whole). The Company and Parent shall each have the responsibility for their respective filing fees associated with filings pursuant to the HSR Act and all other antitrust and other regulatory filings with any Governmental Authority, including those that may be required to be filed in any other jurisdiction.

(c) In addition to the foregoing, none of (i) except for actions taken in accordance with Section 5.02, the Company, on the one hand, nor, (ii) except for actions taken in accordance with Section 6.02, Parent or Merger Sub, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, materially delaying or otherwise adversely affecting the consummation of the Merger or the ability of such Party to fully perform its obligations under this Agreement. Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Closing to pay any consent or other similar fee, or other similar payment or other consideration (including increased rent or other similar payments) to obtain the consent, waiver or approval of any Person under any Contract.

(d) In addition and subject to Applicable Law, each of Parent, Merger Sub and the Company shall, and shall cause their respective Subsidiaries to: (i) promptly notify the other Party of any communication from the FTC, the Antitrust Division, any state attorney general or any other Governmental Authority concerning this Agreement or the Transactions to that Party and permit the other Party to review in advance any proposed communication to any of the foregoing; (ii) consult with the other Party prior to participating in any meeting, telephone call or discussion with any Governmental Authority with respect to any filing, investigation or inquiry concerning this Agreement or the Transactions and provide the other Party the opportunity to attend and participate in any such meeting, telephone call or discussion to the extent permitted by the Governmental Authority; and (iii) furnish the other Party with copies of all correspondence, filings and written communications (or a reasonably detailed summary of any oral communications) between it and its Representatives, on the one hand, and any Governmental Authority or members of their respective staffs, on the other hand, with respect to this Agreement or the Transactions and provide a reasonable opportunity to the other Party to comment on letters, presentations, whitepapers and other substantive communications to the Governmental Authority and consider, in good faith, any reasonable comments on such correspondences, filings and written communications.

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(e) In furtherance thereof, each of the Company and Parent shall, if requested, use reasonable best efforts to obtain all necessary or appropriate consents, waivers and approvals under any Company Material Contracts or Parent Material Contracts, as applicable, to which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, as applicable, is a party in connection with this Agreement and the consummation of the Transactions so as to maintain and preserve the benefits under such Company Material Contracts or Parent Material Contracts following the consummation of the Transactions.

(f)   Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Closing. Prior to the Closing, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

(g) In connection with and without limiting the efforts referenced above, the Parties shall consider in good faith the views of one another, in connection with the form and content of any notices, analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto in connection with Proceedings under or relating to any Antitrust Law prior to their submission.

Section 7.02        Access to Information; Confidentiality. Upon reasonable advance notice and subject to Applicable Law, confidentiality obligations and similar restrictions and in each case subject to any restrictions in any material Contract with respect to access to a property, each Party shall, and each Party shall cause its Subsidiaries to, afford to the other Party and its Subsidiaries and their respective Representatives reasonable access, during normal business hours and during the Interim Period, in such manner as to not interfere with the normal operation of the Parties and their respective Subsidiaries, to all their respective properties, books, Contracts, personnel and records and, during such period, each Party shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other Party all information concerning its business, finances, properties and personnel as Parent or the Company, as applicable, may reasonably request; provided that each Party and its Subsidiaries may withhold any document or information (a) that is subject to an obligation of confidentiality with a Third Party, (b) the disclosure of which would violate any Law or fiduciary duty, (c) that is subject to attorney-client or other privilege, (d) concerning Parent Acquisition Proposals, which shall be governed by Section 6.02, or (e) regarding the deliberations of the Company Board, Parent Board or the board of directors or managers (as applicable) of any of their respective Subsidiaries or any committee thereof with respect to the Transactions or the entry into this Agreement, or any materials provided to the Company Board, Parent Board or the board of directors or managers (as applicable) of any of their respective Subsidiaries or any committee thereof in connection therewith. In the event that the Company materially breaches Section 5.02 or delivers notice to Parent that it intends to take such action to materially breach Section 5.02, the rights of the Company and its Subsidiaries and their Representatives under this Section 7.02 shall automatically terminate without further action as of such time. In the event that Parent materially breaches Section 6.02(a) or delivers notice to the Company that it intends to take any of the actions set forth in clauses (i) or (ii) of Section 6.02(c) or effect a Parent Adverse Recommendation Change in accordance with Section 6.02(e), the rights of Parent and its Subsidiaries and their Representatives under this Section 7.02 shall automatically terminate without further action as of such time. All information exchanged pursuant to this Section 7.02 shall be subject to the terms of the Confidentiality Agreement.

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Section 7.03        Registration Statement; Parent Stockholders Meeting.

(a) As promptly as practicable after the execution and delivery of this Agreement, (A) Parent shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and Representatives to cooperate)) and file with the SEC mutually acceptable materials that shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the stockholders of Parent relating to the Parent Stockholder Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (B) Parent shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and Representatives to cooperate)) and file with the SEC, the Registration Statement, in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock that constitutes the Merger Consideration (the “Registration Statement Securities”). Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing with the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Parent also agrees to use its reasonable best efforts to obtain all necessary state securities Law or “blue sky” Consents required to carry out the Transactions, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective holders of Equity Interests as may be reasonably requested in connection with any such action. Each of Parent and the Company agrees to furnish to the other such Party all information concerning itself and its Subsidiaries, officers, directors, managers and holders of Equity Interests and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Affiliates to any Governmental Authority or to Nasdaq, in connection with the Merger and the other Transactions (the “Offer Documents”). Parent shall cause the Registration Statement to be mailed to the stockholders of Parent promptly after the Registration Statement is declared effective by the SEC under the Securities Act.

(b) To the extent not prohibited by Law, Parent will advise the Company, reasonably promptly after Parent receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Parent Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any Proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. To the extent not prohibited by Law, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Parent shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Parent shall provide the Company and its counsel with (A) any comments or other communications, whether written or oral, that Parent or its counsel may receive from time to time from the SEC or its staff with respect to the Registration Statement or Offer Documents promptly after receipt of such comments or other communications and (B) a reasonable opportunity to participate in the response of Parent to such comments and to provide comments on such response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

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(c) Each of Parent and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (B) the Proxy Statement will, at the date it is first mailed to the stockholders of Parent and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d) If at any time prior to the Effective Time any information relating to the Company, Parent or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Parent, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent.

(e) As promptly as practicable after the Registration Statement is declared effective under the Securities Act, Parent shall (x) cause the Proxy Statement to be disseminated to stockholders of Parent in compliance with Applicable Law, (y) duly give notice of and convene and hold a meeting of the stockholders of Parent (the “Parent Stockholder Meeting”) in accordance with Parent’s Organizational Documents and Nasdaq Listing Rule 5620(b) for a date no later than thirty five (35) Business Days following the date on which the Registration Statement is declared effective under the Securities Act and (z) solicit proxies from the holders of Parent Common Stock to vote in favor of each of the Transaction Proposals. Parent shall, through the Parent Board, recommend to the stockholders of Parent: (A) approval of the Parent Share Issuance in connection with the Merger in accordance with Applicable Law and Nasdaq rules, (B) the adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (C) the adoption and approval of any other proposals reasonably requested by the Company or reasonably agreed by Parent and the Company to be necessary or appropriate in connection with the Transactions, and (D) the adjournment of the Parent Stockholder Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (the “Adjournment Proposal”) (such proposals described in the foregoing clauses (A) through (E), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement. Parent shall adjourn the Parent Stockholder Meeting (i) to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approval if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholder Meeting (provided that approval of the Adjournment Proposal shall have been obtained), (ii) if a quorum is absent, or (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Parent has determined in good faith after consultation with outside legal counsel is required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Parent prior to the Parent Stockholder Meeting; provided that the Parent Stockholder Meeting will not be adjourned to a date that is (x) more than 30 days after the date for which the Parent Stockholder Meeting was originally scheduled (excluding any adjournments required by Applicable Law) or (y) later than five (5) Business Days prior to the date on which the End Date occurs.

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(f)   Without the prior written consent of the Company, the Transaction Proposals shall be the only matters that Parent shall propose be voted on by its stockholders at the Parent Stockholder Meeting. Subject to Section 6.02, Parent shall use its reasonable best efforts to take, or cause to be taken, all such actions, and to do or cause to be done all such things necessary on its part to cause the Transaction Proposals to be approved at the Parent Stockholder Meeting or any adjournment or postponement thereof, and to comply with all legal requirements applicable to the Parent Stockholder Meeting. Parent agrees to provide the Company with reasonably detailed periodic updates concerning proxy solicitation results upon the Company’s reasonable request and, upon the Company’s request (which may be given via email), Parent agrees to give written notice (which may be given via email) to the Company one (1) day prior to, and on the date of, the Parent Stockholder Meeting, indicating whether, as of such date, sufficient proxies representing the Parent Stockholder Approval have been obtained.

(g) Notwithstanding (i) any Parent Adverse Recommendation Change; or (ii) the public proposal or announcement or other submission to Parent or any of its Representatives of a Parent Acquisition Proposal, unless this Agreement is terminated in accordance with its terms, the obligations of Parent under this Section 7.03 shall continue in full force and effect.

Section 7.04        Company Shareholder Approval. As promptly as reasonably practicable following the date on which the Registration Statement becomes effective under the Securities Act (and in any event within three (3) Business Days thereafter), the Company shall solicit and use its reasonable best efforts to obtain the Company Shareholder Approval in the form of written resolutions (the “Written Consent”) of the Requisite Company Shareholders, or, in the event that the Company is not able to obtain the Written Consent, the Company shall duly and promptly convene a meeting of the Company’s shareholders, solely for the purpose of voting on the adoption of this Agreement and approving the Transactions.

Section 7.05        Listing and Reporting Matters.

(a) Prior to the Closing, Parent shall use reasonable best efforts to maintain its listing on the Nasdaq and, in the event that Parent receives following the date of this Agreement any notice that Parent has failed to satisfy any Nasdaq listing requirement or any other material communication from Nasdaq in respect thereof, shall provide prompt written notice of the same to the Company, including a copy of any written notice thereof received from Nasdaq.

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(b) Prior to the Closing, Parent shall take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under Applicable Laws and the rules and policies of Nasdaq and the SEC to enable the listing of the Parent Common Stock being issued in the Parent Share Issuance on Nasdaq no later than Effective Time, subject to official notice of issuance (and, if requested by Nasdaq, the delivery of evidence that Parent complied with the minimum round lot shareholder requirement within 15 calendar days of the listing date), including by submitting prior to the Closing an initial listing application (the “Listing Application”) with Nasdaq, with respect to such Parent Common Stock. Each of the Company and Parent shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the other such Party and shall otherwise reasonably assist and cooperate with the other such Party with respect to the preparation and filing of the Listing Application. Parent will (i) cause the Listing Application, when filed, to comply in all material respects with all requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from Nasdaq or its staff concerning the Listing Application and (iii) have the Listing Application approved by Nasdaq, as promptly as practicable after such filing. Parent shall not submit the Listing Application or any supplement or amendment thereto, or respond to comments received from Nasdaq without providing the Company a reasonable opportunity to review and comment thereon. Parent shall promptly notify the Company upon the receipt of any comments from Nasdaq, or any request from Nasdaq for amendments or supplements to the Listing Application and shall provide the Company with copies of all material correspondence between Parent or any of its Representatives, on the one hand, and Nasdaq, on the other hand, and all written comments with respect to the Listing Application received from Nasdaq, and advise the Company of any oral comments with respect to the Listing Application received from Nasdaq. Promptly after receiving notice thereof, Parent shall advise the Company of the time of the approval of the Listing Application and the approval for listing on the Nasdaq of the Parent Common Stock to be issued in connection with the Transactions.

(c) From the date of this Agreement through the Effective Time, Parent will keep current and timely file all periodic reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under Applicable Laws.

Section 7.06        Name and Ticker. Parent and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under Applicable Laws and the applicable rules of Nasdaq and the SEC such that, effective as of the Closing or as soon as reasonably practicable thereafter, Parent’s name and ticker symbol are changed to the name and ticker symbol reasonably agreed to between Parent and the Company prior to the Effective Time.

Section 7.07        Certain Tax Matters.

(a) Each of Parent and the Company shall use reasonable best efforts (i) to cause the Merger to qualify for the Intended Tax Treatment and (ii) not to, and to cause its respective Subsidiaries and Affiliates not to, take or cause to be taken any action that would reasonably be expected to cause the Merger to fail to qualify for the Intended Tax Treatment. The Parties shall reasonably cooperate with each other and their respective tax counsel to document and support the Intended Tax Treatment.

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(b) Each of Parent and the Company shall (and shall cause their respective Subsidiaries and Affiliates to) report the Merger in accordance with the Intended Tax Treatment and shall not take (or cause or permit any of their Subsidiaries or Affiliates to take) any inconsistent position on any Tax Return, in any audit, examination or other administrative or court Proceeding related to Taxes, or otherwise with respect to Taxes, in each case, unless required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) The Parties hereby adopt this Agreement as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder.

Section 7.08        Public Announcements. The initial press release concerning this Agreement, the Ancillary Agreements and the Transactions shall be a joint press release to be agreed upon by the Company and Parent. Following such initial press release, Parent and the Company shall consult with each other before issuing any additional press release, making any other public statement or scheduling any press conference, conference call or meeting with investors or analysts with respect to this Agreement or the Transactions and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference, conference call or meeting before such consultation (and, to the extent applicable, shall reasonably in advance provide copies of any such press release, statement or agreement (or any scripts for any conference calls) to the other Party and shall consider in good faith the comments of the other Party). This Section 7.08 shall not apply to any release or public statement made or proposed to be made by either Party in the ordinary course of business and which does not relate to this Agreement or the Transactions.

Section 7.09        Notices of Certain Events. Each of the Company and Parent shall promptly advise the other in writing of: (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; (b) any notice or other communication from any Governmental Authority in connection with the Transactions; (c) any Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the Transactions; (d) any change, event or fact that has had or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, in the case of the Company, or a Parent Material Adverse Effect, in the case of Parent; or (e) any change, event or fact that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided that no such notification shall affect the representations, warranties or covenants of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement, except where such notification reveals Fraud or intentional misrepresentation; provided further that a failure to comply with this Section 7.09 shall not constitute the failure of any condition set forth in Article VIII to be satisfied unless the underlying change, event or fact would independently result in the failure of a condition set forth in Article VIII to be satisfied.

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Section 7.10        Section 16(a) Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any acquisitions of Parent Common Stock (including derivative securities and equity awards with respect to Parent Common Stock) resulting from the Transactions by each individual who will become or is reasonably expected to become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.11        Transaction Litigation. Each of the Company and Parent shall promptly notify the other of any shareholder or stockholder demands, litigations, arbitrations or other similar Proceedings (including derivative claims and books and records requests) commenced against it and/or its respective directors or officers relating to this Agreement, any Ancillary Agreement or any of the Transactions or any matters relating thereto (collectively, “Transaction Litigation”) and shall keep the other Party informed regarding any Transaction Litigation. Each of the Company and Parent shall cooperate with the other in the defense or settlement of any Transaction Litigation, and shall give the other Party the opportunity to consult with it regarding the defense or settlement of such Transaction Litigation and shall give the other Party’s advice due consideration with respect to such Transaction Litigation. Prior to the Closing, none of Parent, the Company and their respective Subsidiaries shall cease to defend, consent to the entry of any judgment, settle or offer to settle any Transaction Litigation without the prior written consent of, in the case of Parent and its Subsidiaries, the Company, and, in the case of the Company and its Subsidiaries, Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.12        State Takeover Statutes. Each of Parent, Merger Sub and the Company shall (a) take all action necessary so that no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state antitakeover Laws or regulations, or any similar provision of the Company Organizational Documents or the Parent Organizational Documents is or becomes applicable to this Agreement, the Merger or any of the other Transactions, and (b) if any such antitakeover Law, regulation or provision is or becomes applicable to this Agreement, the Merger or any other Transactions, cooperate and grant such approvals and take such actions as are reasonably necessary so that this Agreement, the Merger or the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 7.13        Employees; Equity Acceleration.

(a) Substantially concurrently with the execution and delivery of this Agreement, Parent has entered into and received countersignatures to those certain (i) Amended and Restated Employment Agreement between Parent and Adam Stedham and (ii) Employment Agreement between Parent and Jennifer Cola, in substantially the forms attached hereto as Exhibits C-1 and C-2, which agreements are effective as of the Effective Time.

(b) Prior to Closing, and effective at the Effective Time, Parent shall cause the immediate vesting of those equity awards set forth on Section 7.13(b) of the Parent Disclosure Schedules.

(c) Prior to Closing, Parent shall have provided an updated Employee List consistent with the obligations and timing set forth in Section 4.18(f) of this Agreement.

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Section 7.14        280G. No later than ten (10) Business Days prior to the Closing Date, Parent shall deliver to Company a final Section 280G analysis reasonably acceptable to Company from a nationally recognized accounting or valuation firm, with respect to parachute payments to be made or provided to each “disqualified individual” (as defined in Section 280G of the Code) in connection with the transactions contemplated by this Agreement, which shall include the following information: (a) estimated calculations based solely upon the transactions contemplated by this Agreement; (b) estimated calculations based upon both (i) the consummation of the transactions contemplated by this Agreement and (ii) a qualifying termination of employment resulting in compensatory payments or benefits to the “disqualified individuals”; and (c) a description of the assumptions made in connection with the calculations and the data and other information necessary for Company to confirm the accuracy of the calculations.

Section 7.15        Sales Agreement Termination. Parent agrees that (i) immediately following execution of this Agreement, Parent will not issue and sell any shares of its common stock pursuant to that Sales Agreement, dated March 6, 2025, by and between Roth Capital Partners, LLC (“Roth Capital”) and Parent (the “Roth Sales Agreement”) and (ii) no later than three (3) Business Days following the date hereof, Parent shall deliver to Roth Capital a written notice of termination of the Roth Sales Agreement in form and substance acceptable to Roth Capital and the Company, pursuant to which the Roth Sales Agreement will be terminated within five (5) days’ of Roth Capital’s receipt of such notice.

Section 7.16        Payoff. Parent will, and shall cause PeriShip Global, LLC to, (i) immediately following execution of this Agreement, not utilize the debt facility with PNC Bank, National Association, including that certain Revolving Line of Credit Note, dated September 15, 2022, by and between PNC Bank and PeriShip Global, LLC (collectively, the “PNC Facility”), and (ii) at least three (3) Business Days prior to Closing, Parent shall, and shall cause PeriShip Global, LLC to, use their reasonable best efforts to obtain and deliver to the Company, a customary payoff letter with respect to the PNC Facility and promptly thereafter, other customary documents relating to the release of any guarantees and Liens under the PNC Facility and any related security documents.

Section 7.17        Parent Reverse Split. From and after the date of this Agreement, as promptly as practicable following the Company’s request, Parent shall take any and all actions reasonably necessary to effect the Parent Reverse Split (including filing or causing to be filed with the Secretary of State of the State of Nevada an amendment to its certificate of incorporation, in a form reasonably acceptable to the Company), in accordance with the parameters previously approved by Parent’s stockholders at its annual meeting of stockholders on October 8, 2025. For the avoidance of doubt, Parent shall not effect the Parent Reverse Split except as may be requested by the Company in accordance with this Section 7.17.

Article VIII

CONDITIONS PRECEDENT

Section 8.01        Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction, or (to the extent permitted by Applicable Law) waiver, by each of the Parties, at or prior to the Closing, of the following conditions:

(a) Stockholder and Shareholder Approvals. (i) The Parent Stockholder Approval shall have been duly obtained in accordance with Applicable Law and the Parent Organizational Documents and (ii) the Company Shareholder Approval shall have been duly obtained by special resolution of the members of the Company in accordance with Applicable Law (including Section 233(6) of the Companies Act) and the Company Organizational Documents (or by unanimous written resolutions), subject to any higher or class-based thresholds specified in the Company Organizational Documents.

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(b) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no Proceeding seeking such a stop order shall have been initiated by the SEC and remain pending.

(c) Nasdaq Listing. The Registration Statement Securities shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(d) Regulatory Approvals. Any applicable waiting period under the HSR Act shall have expired or been terminated and all other approvals, clearances and expiration of applicable waiting periods (including any voluntary agreement between the Parties and any Governmental Authorities not to effect the Merger before a certain date) under any applicable Antitrust Law, or as required by state or federal regulators for digital asset or cryptocurrency-related business activities, have been obtained or occurred (as applicable), provided that if such approvals are not obtained, the parties may proceed if alternative compliance mechanisms are implemented.

(e) Licensing Approval. The Company shall have received written approval of the Merger by the Cayman Islands Trade and Business Licensing Board.

(f)   Absence of Orders. No Order issued by any Governmental Authority of competent jurisdiction preventing the consummation of the Merger or any of the other Transactions shall be in effect, and no Applicable Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority or otherwise be in effect that prohibits or makes illegal consummation of the Merger or any of the other Transactions.

Section 8.02        Conditions to Obligation of the Company. The obligation of the Company to effect the Merger shall also be subject to the satisfaction, or (to the extent permitted by Applicable Law) waiver, by the Company, at or prior to the Closing, of the following conditions:

(a) Accuracy of Representations of Parent. All of the representations and warranties of Parent contained in this Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or Parent Material Adverse Effect or any similar standard or qualification) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

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(b) Performance of Obligations of Parent. Parent and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Closing.

(c) Absence of Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Parent Material Adverse Effect.

(d) Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to the effect that the conditions set forth in Section 8.02(a) (Accuracy of Representations of Parent), Section 8.02(b) (Performance of Obligations of Parent) and Section 8.02(c) (Absence of Parent Material Adverse Effect) have been satisfied.

(e) No Delisting. The Parent Common Stock shall not have been delisted from Nasdaq.

(f)   Parent Reverse Split. If requested by the Company in accordance with Section 7.17, the Parent Reverse Split shall have been effected.

(g) Appointment to the Parent Board. The members of the post-Closing Parent Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 1.05(b).

(h) Closing Net Cash. The Closing Net Cash as finally determined pursuant to Section 2.07 is no less than $1,000,000.

(i)    Additional Closing Deliverables. Parent shall have delivered or caused to have been delivered:

(i)     a counterpart to the Certificate of Merger, duly executed by Merger Sub;

(ii)   a counterpart to the Plan of Merger, together with the Cayman Merger Documents to be filed in respect of the Merger Sub;

(iii)   a fully executed copy of the Exchange Agent Agreement;

(iv)   a counterpart to the Registration Rights Agreement, duly executed by Parent; and

(v)    the written resignation of each (x) director of Parent and (y) officer of Parent designated in accordance with Section 1.05 of this Agreement.

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Section 8.03        Conditions to Obligation of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to effect the Merger shall also be subject to the satisfaction, or (to the extent permitted by Applicable Law) waiver, by Parent, at or prior to the Closing, of the following conditions:

(a) Accuracy of Representations of the Company. All of the representations and warranties of the Company contained in this Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or Company Material Adverse Effect or any similar standard or qualification), shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

(d) Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to the effect that the conditions set forth in Section 8.03(a) (Accuracy of Representations of the Company), Section 8.03(b) (Performance of Obligations of the Company), and Section 8.03(c) (Absence of Company Material Adverse Effect) have been satisfied.

(e) Additional Closing Deliverables. The Company shall have delivered or caused to have been delivered:

(i)     a counterpart to the Certificate of Merger, duly executed by the Company;

(ii)    a counterpart to the Plan of Merger; and

(iii)   counterparts to the Registration Rights Agreement, duly executed by certain directors, officers and/or Securityholders of the Company.

Section 8.04        Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

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Article IX

TERMINATION

Section 9.01        Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time (except as otherwise expressly provided below, whether before or after receipt of the Parent Stockholder Approval or the effectiveness of the Company Shareholder Approval or Merger Sub Consent), by action taken or authorized by the board of directors of the terminating Party or Parties:

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i)    any Governmental Authority of competent jurisdiction shall have issued a final and nonappealable Order permanently enjoining or otherwise prohibiting the consummation of the Merger or the Closing; provided that the right to terminate this Agreement pursuant to this Section 9.01(b)(i) shall not be available to any Party whose breach of any provision of this Agreement primarily causes or results in the issuance of such Order;

(ii) the Parent Stockholder Approval shall not have been obtained at a Parent Stockholder Meeting; or

(iii)   the Merger shall not have been consummated on or before June 30, 2026 (as such date may be extended by the mutual written consent of Parent and the Company, the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 9.01(b)(iii) shall not be available to any Party whose breach of any provision of this Agreement primarily causes or results in the failure of the Merger to be consummated by such time;

(c) by the Company, if:

(i)    a Parent Adverse Recommendation Change shall have been made at any time prior to the Parent Stockholder Approval;

(ii)    a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred that would cause any condition set forth in Section 8.02(a) (Accuracy of Representations of Parent) or Section 8.02(b) (Performance of Obligations of Parent) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured, or has not been cured (in the event the End Date occurs prior to the expiration of the twenty (20) day period referenced in the following clause (B)) by the End Date or (B) has not been cured by Parent or Merger Sub, as applicable, within twenty (20) days following written notice to Parent from the Company of such breach or failure to perform, but the Company may terminate this Agreement under this Section 9.01(c)(ii) only so long as the Company is not then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by the Company would cause any condition set forth in Section 8.03(a) (Accuracy of Representations of the Company) or Section 8.03(b) (Performance of Obligations of the Company) not to be satisfied;

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(iii)    the Parent Common Stock shall have been delisted from Nasdaq; or

(iv)   Parent shall have become ineligible to register securities using a registration statement on Form S-4 under the Securities Act.

(d) by Parent, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any condition set forth in Section 8.03(a) (Accuracy of Representations of the Company) or Section 8.03(b) (Performance of Obligations of the Company) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured, or has not been cured (in the event the End Date occurs prior to the expiration of the twenty (20) day period referenced in the following clause (B)) by the End Date or (B) has not been cured by the Company within twenty (20) days following written notice to the Company from Parent of such breach or failure to perform, but Parent may terminate this Agreement under this Section 9.01(d) only so long as Parent is not then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Parent would cause any condition set forth in Section 8.02(a) (Accuracy of Representations of Parent) or Section 8.02(b) (Performance of Obligations of Parent) not to be satisfied.

The Party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give written notice of such termination to the other Party.

Section 9.02        Effect of Termination. If this Agreement is validly terminated pursuant to Section 9.01, this Agreement shall (subject to Section 9.03) become void and of no effect without liability or obligation on the part of any Party (or any stockholder, shareholder or Representative of such Party) to the other Parties hereto; provided that, subject to Section 9.03, no such termination shall relieve any Party from any breach of this Agreement occurring prior to such termination, or any liabilities or damages for Fraud or Willful Breach of any covenant, agreement or obligation under this Agreement; provided further that the provisions of this Section 9.02, Section 9.03 and Article X (other than Section 10.12) shall survive any valid termination of this Agreement pursuant to Section 9.01. The termination of this Agreement shall not affect the Parties’ respective obligations under the Confidentiality Agreement, which shall survive in accordance with its terms.

Section 9.03        Termination Fee.

(a) If this Agreement is terminated:

(i)     by the Company pursuant to Section 9.01(c)(i) (Parent Adverse Recommendation Change), Section 9.01(c)(ii) (Parent Breach of Representation or Failure of Performance) or Section 9.01(c)(iii) (Delisting of Parent Common Stock); or

(ii)    by the Parent pursuant to Section 9.01(d) (Company Breach);

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then the non-terminating party shall pay, or cause to be paid, to the other, in cash at the time specified herein, a fee in the amount of five hundred thousand dollars ($500,000) (the “Termination Fee”).

(b) If this Agreement is terminated:

(i)     by the Company pursuant to Section 9.01(b)(ii) (Parent Stockholder Approval Not Obtained); or

(ii)    by the Parent due to the failure of the Company to obtain the Company Shareholder Approval for;

then the non-terminating party shall pay, or cause to be paid, to the other, in cash at the time specified herein, an expense reimbursement fee in the amount of four hundred thousand dollars ($400,000) (the “Expense Reimbursement Fee”). The Termination Fee or Expense Reimbursement Fee, as applicable, shall be paid within two (2) Business Days after the date of termination of this Agreement. For purposes of Section 9.03(a), “Parent Acquisition Proposal” shall have the meaning assigned thereto in Section 10.03 except that references in the definition to “20%” shall be replaced by “50%”.

(c) Any payment of the Termination Fee, Expense Reimbursement Fee or the Collection Expenses shall be made by wire transfer of immediately available funds to an account designated in writing by the Company or Parent, as applicable.

(d) The Parties agree and understand that (i) in no event shall Parent or Company be required to pay, or cause to be paid, the Termination Fee or Expense Reimbursement Fee, as applicable, on more than one occasion and (ii) in no event shall the Company or Parent, as applicable, be entitled, pursuant to this Section 9.03, to receive an amount greater than the Termination Fee or Expense Reimbursement Fee, as applicable, plus any Collection Expenses. Notwithstanding anything to the contrary in this Agreement, except in the case of Fraud or Willful Breach, the terminating party’s receipt of the Termination Fee or Expense Reimbursement Fee, as applicable, in the event such Termination Fee or Expense Reimbursement Fee, as applicable, is due and payable pursuant to Section 9.03(a) or Section 9.03(b), respectively, from, or on behalf of, the non-terminating party pursuant thereto, together with any Collection Expenses, shall be the sole and exclusive remedy of the terminating party against the non-terminating party and their respective former, current or future partners, stockholders, shareholders, managers, members, Affiliates and Representatives and none of the non-terminating party or any of their respective former, current or future partners, stockholders, shareholders, managers, members, Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(e) The Parties acknowledge that the agreements contained in this Section 9.03 are an integral part of the Transactions, that, without these agreements, neither Party would enter into this Agreement and that any amounts payable pursuant to this Section 9.03 do not constitute a penalty. Accordingly, if either Parent or the Company fails to promptly pay any amount due pursuant to Section 9.03(a) or Section 9.03(b), as applicable, then such Party shall also pay any reasonable costs and expenses (including reasonable legal fees and expenses) incurred by the non-defaulting Party directly in connection with any Proceeding to enforce this Agreement that results in a judgment for such amount against Parent or the Company, as applicable (such costs and expenses of enforcement, “Collection Expenses”).

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Article X

GENERAL PROVISIONS

Section 10.01    Non-Survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) this Article X.

Section 10.02    Notice. All notices and other communications hereunder shall be in writing and delivered by email, and shall be deemed to have been duly delivered and received hereunder on the date of dispatch by the sender thereof (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, to the intended recipient as set forth below (or to such other recipient as designated in a written notice to the other parties hereto in accordance with this Section 10.02):

(a)	if to the Company, to:

Open World Ltd.
c/o Walkers Corporate Limited

190 Elgin Avenue

George Town

Grand Cayman KY1-9008

Cayman Islands
Attention:	[***]
Email:	[***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Attention:	Kevin M. Richardson
Email:	[***]

(b)	if to Parent or Merger Sub, to:

VerifyMe, Inc.
801 International Parkway,
Fifth Floor,
Lake Mary, FL 32746
Attention:	Adam Stedham
Email:	[***]

with a copy (which shall not constitute notice) to:

Harter Secrest & Emery LLP
1600 Bausch & Lomb Place
Rochester, NY 14604
Attention:	Alexander R. McClean and Ryan S. Quinn
Email:	[***] and [***]

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Section 10.03    Definitions. As used in this Agreement, the following terms have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties in connection with or pursuant to this Agreement or the Transactions, including the Parent Support Agreements, the Registration Rights Agreement and the Exchange Agent Agreement.

“Antitrust Division” means the U.S. Antitrust Division of the Department of Justice.

“Antitrust Laws” means (a) the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other federal, state and foreign Applicable Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade and (b) Applicable Laws governing investments by certain Persons in strategic business sectors, including those raising national security considerations, in any country where Parent, the Company or their respective Subsidiaries do business.

“Applicable Law(s)” means, with respect to any Person, any Law that is binding upon or applicable to such Person or any of such Person’s properties or assets.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Closing Net Cash” means, without duplication, (i) Parent’s cash, cash equivalents, and marketable securities as of the Effective Time, determined in accordance with GAAP, applied on a basis consistent with Parent’s application thereof in Parent’s financial statements in the Parent SEC Documents, minus (ii) Indebtedness of Parent as of the Effective Time, minus (iii) the aggregate amount of unpaid Transaction Expenses, minus (iv) the aggregate amount of the Interim Dividend.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any written agreement, memorandum of understanding or other contractual obligation between the Company or Parent or any of their Subsidiaries, as applicable, and any Labor Organization or other authorized employee representative representing Company Service Providers or Parent Service Providers, as applicable.

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“Company Acquisition Proposal” means (a) any proposal, offer (including tender or exchange offers), indication of interest for or with respect to a merger, consolidation, business combination, recapitalization, binding share exchange, joint venture, scheme of arrangement or other similar transaction involving the Company or any of its Subsidiaries with respect to assets that, taken together, constitute more than 20% of the Company’s consolidated assets, (b) any proposal or offer (including tender or exchange offers) or indication of interest to acquire in any manner, directly or indirectly, in one or more transactions, more than 20% of the issued and outstanding Company Shares or securities of the Company representing more than 20% of the voting power of the Company or (c) any proposal, offer (including tender or exchange offers) or indication of interest to acquire in any manner (including the acquisition of equity securities in any wholly owned Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing more than 20% of the consolidated assets, revenues or net income of the Company, in each case, other than the Transactions.

“Company Employee Plan” means any Employee Plan (a) that is sponsored, maintained, administered, contributed to (or required to be contributed to) or entered into by the Company, any of its Subsidiaries or any of their ERISA Affiliates for the current or future benefit of any Company Service Provider, or (b) for which the Company or any of its Subsidiaries has any direct, indirect or contingent liability or obligation, whether on behalf of itself, on behalf of an ERISA Affiliate or otherwise.

“Company Equity Plan” means the Company’s 2025 Equity Incentive Plan, adopted on December 10, 2025, as amended from time to time.

“Company IT Systems” means any and all Software, hardware, servers, networks and other information technology and data communications infrastructure, equipment, systems and services that are owned, leased, licensed or used by the Company or any of its Subsidiaries.

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“Company Material Adverse Effect” means any event, circumstance, development, occurrence, change or effect that, individually or in the aggregate, has a material adverse effect on (x) the condition (financial or otherwise), business or results of operations of the Company and its Subsidiaries, taken as a whole, or (y)  the ability of the Company to perform its obligations under this Agreement or consummate the Transactions; provided that, no event, circumstance, development, occurrence, change or effect to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Company Material Adverse Effect, or whether a Company Material Adverse Effect would reasonably be expected to occur: (a) any changes in conditions generally affecting United States or global economic, business, regulatory conditions, including changes in United States or global securities, credit, financial, debt or other capital or commodities markets; (b) general changes in national or international political conditions (including the imposition of or changes in international tariffs, sanctions, trade policies or disputes or any “trade war” and any cessation, outbreak or escalation of hostilities, any acts of war or terrorism or any other national or international calamity, crisis or emergency); (c) acts of God, natural disasters, calamities, disease outbreaks or pandemics and related governmental responses; (d) any change in cryptocurrency or digital asset market conditions, regulatory developments affecting digital assets, or volatility in cryptocurrency valuations; (e) any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect, unless otherwise excluded in this definition of “Company Material Adverse Effect”); (f) the negotiation, execution and delivery of this Agreement, the public announcement thereof, the pendency of this Agreement, the impact thereof on the relationships of the Company and its Subsidiaries, with customers, suppliers or partners or the consummation of the Merger; (g) any changes after the date of this Agreement not announced prior to the date of this Agreement in any Applicable Law or GAAP, including, in each case, the authoritative interpretation or enforcement thereof; (h) any action required by a Governmental Authority pursuant to Antitrust Laws in connection with the Transactions; (i) any action or omission taken by the Company pursuant to the prior written request of Parent; or (j) any matter listed on the Company Disclosure Schedules or of which Parent had knowledge as of the date of this Agreement, except in the case of each of clause (a), (b), (c) or (g), to the extent that any such event, circumstance, development, occurrence, change or effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such event, circumstance, development, occurrence, change or effect has on other companies operating in the industry in which the Company and its Subsidiaries operate.

“Company Options” means options to purchase Company Shares that are issued and outstanding under the Company Equity Plan as of the Effective Time.

“Company Owned IP” means all Intellectual Property owned or purported to be owned by the Company or its Subsidiaries.

“Company SAFE Holders” means the investors under, and holders of, the Company SAFEs listed on Section 3.05(a)(y) of the Company Disclosure Schedules.

“Company SAFEs” means those certain simple agreements for future equity, by and between Open World Inc. and each of the Company SAFE Holders.

“Company Service Provider” means any director, officer, employee or individual independent contractor or other service provider of the Company or any of its Subsidiaries.

“Company Shareholder Approval” means the adoption of this Agreement and approval of the Transactions (including the Merger and the Plan of Merger) by (i) a special resolution passed by a majority of at least two-thirds of such members of the Company as, being entitled to do so, vote in person or by proxy at a duly convened general meeting of the Company; or (ii) the unanimous written resolutions passed by the holders of the Company Shares, in accordance with the constitutional documents of the Company and the Companies Act.

“Company Shares” means the ordinary shares of the Company with a par value of $0.0001 each.

“Confidentiality Agreement” means that certain Non-Disclosure Agreement, dated as of December 3, 2025, by and between Parent and the Company.

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“Consent” means any consent, approval, waiver, license, permit, exemption, clearance, authorization, acknowledgment, Order or other confirmation.

“Contract” means any written agreement, contract, note, mortgage, indenture, arrangement or other legally binding obligation or understanding.

“Conversion Share Number” means, with respect to each Company SAFE, a number equal to the quotient obtained by dividing (a) the Purchase Amount (as defined in such Company SAFE) by (b) the Liquidity Price (as defined in such Company SAFE), rounded down to the nearest whole number.

“Employee Plan” means any (a) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA); (b) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy; or (c) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, cafeteria plan, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or postemployment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case, whether written or unwritten, whether funded or unfunded, and whether for the benefit of one individual or more than one individual.

“Environmental Law” means any Applicable Law relating to (a) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), (b) worker health and safety or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of Hazardous Substances.

“Equity Interests” means, with respect to any Person, (a) any shares or shares of capital stock or other voting securities of such Person, (b) other equity or voting interests in such Person, (c) equity or debt securities convertible into or exchangeable for, or options, warrants or other rights to acquire or receive any, shares, capital stock, voting securities or other equity interests in such Person (including, with respect to the Company, the Company SAFEs), or (d) restricted share units, restricted shares, stock or share appreciation rights, performance units, contingent value rights, “phantom” stock or shares or similar securities or rights issued or granted by such Person or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or shares of capital stock or other voting securities of or other ownership interests in such Person (including, with respect to the Company, the Company Options).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

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“ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would be (or at any relevant time was or will be) treated as a single employer under Section 414 of the Code or is a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliated service group” with such entity as such terms are defined in Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means a number equal to the quotient obtained by dividing (a) the product of (i) the Fully Diluted Parent Common Stock and (ii) the Valuation Ratio by (b) the Fully Diluted Company Shares.

“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing.

“Fraud” with respect to any Party means any breach or inaccuracy by such Party of any representation or warranty set forth in Article III or Article IV, as applicable (in each case, as qualified by the Company Disclosure Schedules or the Parent Disclosure Schedules, as applicable), which breach or inaccuracy is based on each of the following elements: (a) such representation or warranty is false; (b) actual knowledge or belief that such representation or warranty is false (as opposed to imputed knowledge, constructive knowledge, negligent or reckless misrepresentation or a similar theory); (c) an intention to induce the Party to whom such false representation or warranty was made to act or refrain from acting in reliance upon it; (d) such Party to whom such false representation or warranty is made takes or refrains from taking action in reliance upon such false representation or warranty; and (e) such Party to whom such false representation or warranty is made suffers loss by reason of such reliance.

“FTC” means the United States Federal Trade Commission.

“Fully Diluted Company Shares” means, without duplication, (a) the aggregate number of Company Shares that are issued and outstanding immediately prior to the Effective Time, plus (b) the aggregate number of Company Shares that are issuable upon the exercise, exchange or conversion of the Company SAFEs, plus (c) the aggregate number of Company Shares that are issuable upon exercise of Company Options outstanding immediately prior to the Effective Time, calculated using the treasury stock method of accounting, plus (d) the aggregate number of Company Shares that are issuable upon the exercise, exchange or conversion of any other Equity Interests of the Company that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable, as applicable).

“Fully Diluted Parent Common Stock” means, without duplication, (a) the aggregate number of shares of Parent Common Stock that are issued and outstanding immediately prior to the Effective Time (treating shares of Parent Preferred Stock on an as-converted to Parent Common Stock basis), plus (b) the aggregate number of shares of Parent Common Stock that are issuable upon exercise of options or warrants of Parent that are outstanding immediately prior to the Effective Time, calculated using the treasury stock method of accounting, plus (c) the aggregate number of shares of Parent Common Stock that are issuable upon the exercise, exchange or conversion of any other convertible Equity Interests of Parent that are outstanding immediately prior to the Effective Time (whether or not then vested or exercisable, as applicable).

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“GAAP” means generally accepted accounting principles used in the United States for financial reporting, consistently applied.

“Governmental Authority” means any national, transnational, supranational, foreign, federal, state, provincial, county, municipal or local governmental authority, or any subdivision thereof, any regulatory or administrative agency or authority, department, board, bureau, agency, instrumentality or commission, including any political subdivision thereof, or any court, tribunal, administrative hearing body, arbitration panel or commission.

“Group” means a “group” as defined in Section 13(d) of the Exchange Act.

“Hazardous Substances” means any substance, material or waste that is listed, defined, designated, classified or regulated as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any Applicable Law relating to the environment or natural resources, including petroleum or any derivative or by product thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation, per- and polyfluoroalkyl substances or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to a Person, as of any time of determination, without duplication (including without duplication of any amounts including in Transaction Expenses), all of (a) the outstanding principal amount of any indebtedness for borrowed money of such Person and its Subsidiaries (other than current accounts payable incurred in the ordinary course of business), if applicable, including deposits or advances of any kind to such Person; (b) the principal amount of any long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (c) obligations under any interest rate, currency swap, futures or other hedging, derivative or other similar agreement or arrangement; (d) finance and capital lease obligations or obligations to pay the deferred and unpaid purchase price of property, services or equipment, including all “earn-out,” contingent purchase price or similar performance-based payment obligations under any Contract for the acquisition of any business, asset or service (other than current accounts payable incurred in the ordinary course of business); (e) obligations under any letter of credit, performance bonds, surety bonds, financial guarantees, banker’s acceptance or similar credit transactions; (f) accounts payable that are not current; (g) guaranties of all or any part of the indebtedness of the type referred to in the foregoing clauses (a) through (f) of any other Person; and (h) any accrued and unpaid interest on and prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (g); provided, however, that with respect to Parent, any amounts owed pursuant to any convertible notes issued prior to the date hereof that remain outstanding as of the immediately prior to the Effective Time shall be expressly excluded.

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“Intellectual Property” means any and all of the following, whether or not registered, and all rights therein, arising in the United States or any other jurisdiction throughout the world: (a) trademarks, service marks, trade names, certification marks, logos, trade dress, brand names, corporate names, Internet account names (including social networking and media names) and other indicia of origin, together with all goodwill associated therewith or symbolized thereby, and all registrations and applications relating to the foregoing; (b) patents and pending patent applications and all divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof; (c) registered and unregistered copyrights (including those in software), all registrations and applications to register the same, and all renewals, extensions, reversions and restorations thereof; (d) trade secrets and rights in confidential technology (including know-how, inventions, schematics, drawings, techniques, protocols, improvements, processes, formulae, models, methodologies, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals) (collectively, “Trade Secrets”); (e) rights in databases and data collections (including knowledge databases, and customer databases); (f) Internet domain name registrations; (g) other similar types of proprietary or intellectual property; and (h) claims or causes of action arising out of or related to any past, present and future infringement, misappropriation or other violation of any of the foregoing.

“Interim Dividend” means that certain cash dividend to its equityholders contemplated by Parent as described in that certain Letter Agreement, dated as of January 2, 2026, by and between the Company and Parent, as shall be approved by Parent's Board and declared, set aside and paid on or after the Closing Date.

“IRS” means the Internal Revenue Service.

“knowledge” of any Person means (a) with respect to the Company, the actual knowledge of those individuals set forth in Section 10.03(a) of the Company Disclosure Schedules, and (b) with respect to Parent, the actual knowledge of those individuals set forth in Section 10.03(b) of the Parent Disclosure Schedules.

“Labor Organization” means any labor union, trade union, works council, labor organization or association, or other employee representative body.

“Law” means any U.S. or non-U.S. supranational, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, in each case as amended or supplemented from time to time and including any rules, regulations or interpretations promulgated thereunder.

“Lien” means, with respect to any property or asset, any mortgage, deed of trust, lien, license, pre-emptive right or option, pledge, charge, collateral assignment, security interest, Uniform Commercial Code financing statement (or local equivalent), adverse claim, right-of-way, easement or encroachment relating to real property or other encumbrance of any kind in respect of such property or asset; provided that “Lien” shall exclude restrictions on transfer imposed under applicable securities Laws.

“Measurement Date” means January 1, 2024.

“NRS” means the Nevada Revised Statutes.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

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“Parent Acquisition Proposal” means (A) any proposal, offer (including tender or exchange offers), indication of interest for or with respect to a merger, consolidation, business combination, recapitalization, binding share exchange, joint venture, scheme of arrangement or other similar transaction involving Parent or any of its Subsidiaries with respect to assets that, taken together, constitute more than 20% of Parent’s consolidated assets, (B) any proposal or offer (including tender or exchange offers) or indication of interest to acquire in any manner, directly or indirectly, in one or more transactions, more than 20% of the issued and outstanding Parent Common Stock or securities of Parent representing more than 20% of the voting power of Parent or (C) any proposal, offer (including tender or exchange offers) or indication of interest to acquire in any manner (including the acquisition of equity securities in any wholly owned Subsidiary of Parent), directly or indirectly, in one or more transactions, assets or businesses of Parent or its Subsidiaries, including pursuant to a joint venture, representing more than 20% of the consolidated assets, revenues or net income of Parent, in each case, other than the Transactions.

“Parent Balance Sheet” means the consolidated balance sheet of Parent and its Subsidiaries as of September 30, 2025 and the footnotes to such consolidated balance sheet.

“Parent Balance Sheet Date” means September 30, 2025.

“Parent Common Stock” means, the common stock, par value $0.001, of Parent.

“Parent Employee Plan” means any Employee Plan (a) that is sponsored, maintained, administered, contributed to (or required to be contributed to) or entered into by Parent, any of its Subsidiaries or any of their ERISA Affiliates for the current or future benefit of any Parent Service Provider, or (b) for which Parent or any of its Subsidiaries has any direct, indirect, or contingent liability.

“Parent IT Systems” means any and all Software, hardware, servers, networks and other information technology and data communications infrastructure, equipment, systems and services that are owned, leased, licensed or used by Parent or any of its Subsidiaries.

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“Parent Material Adverse Effect” means any event, circumstance, development, occurrence, change or effect that, individually or in the aggregate, has a material adverse effect on (i) the condition (financial or otherwise), business, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole or (ii)  the ability of Parent or Merger Sub to perform its obligations under this Agreement or consummate the Transactions; provided that, solely for purposes of the foregoing clause (i), no event, circumstance, development, occurrence, change or effect to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Parent Material Adverse Effect, or whether a Parent Material Adverse Effect would reasonably be expected to occur: (a) any changes in conditions generally affecting United States or global economic, business or regulatory conditions, including changes in United States or global securities, credit, financial, debt or other capital markets; (b) general changes in national or international political conditions (including the imposition of or changes in international tariffs, sanctions, trade policies or disputes or any “trade war” and any cessation, outbreak or escalation of hostilities, any acts of war or terrorism or any other national or international calamity, crisis or emergency); (c) acts of God, natural disasters, calamities, disease outbreaks or pandemics; (d) any decline, in and of itself, in the market price or trading volume of Parent Common Stock (it being understood and agreed that the facts or circumstances giving rise to or contributing to such decline may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect, unless otherwise excluded in this definition of “Parent Material Adverse Effect”); (e) any failure, in and of itself, by Parent or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect, unless otherwise excluded in this definition of “Parent Material Adverse Effect”); (f) the execution and delivery of this Agreement, the public announcement thereof, the pendency of this Agreement, the impact thereof on the relationships of Parent and its Subsidiaries, with customers, suppliers or partners or the consummation of the Merger (it being understood and agreed that the foregoing shall not apply with respect to the representations or warranties in Section 4.03, Section 4.04 and Section 4.15(b) or any other representation or warranty that is expressly intended to address the consequences of the execution and delivery of this Agreement, the pendency of this Agreement or the consummation of the Merger); (g) any changes after the date of this Agreement not announced prior to the date of this Agreement in any Applicable Law or GAAP, including, in each case, the authoritative interpretation or enforcement thereof; (h) any action required by a Governmental Authority pursuant to Antitrust Laws in connection with the Transactions; or (i) any action or omission taken by Parent pursuant to the prior written request of the Company, except in the case of each of clause (a), (b), (c) or (g), to the extent that any such event, circumstance, development, occurrence, change or effect has a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the adverse effect such event, circumstance, development, occurrence, change or effect has on other companies operating in the industry in which Parent and its Subsidiaries operate.

“Parent Owned IP” means all Intellectual Property owned or purported to be owned by Parent or its Subsidiaries.

“Parent Reverse Split” means a reverse stock split of all issued and outstanding shares of Parent Common Stock that is effected at a reverse stock split ratio in the range of 1:2 to 1:10 and as mutually agreed to by Parent and the Company.

“Parent Service Provider” means any director, officer, employee, individual independent contractor or other service provider of Parent or any of its Subsidiaries.

“Parent Stock Plan” means (i) Parent 2017 Equity Incentive Plan, as amended, (ii) Parent 2020 Equity Incentive Plan, as amended, (iii) the non-plan non-qualified stock option agreement entered into with Patrick White, dated August 2017, and (iv) the non-plan nonqualified stock option agreement entered into with Patrick White, dated April 17, 2018.

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“Parent Superior Proposal” means any bona fide, written Parent Acquisition Proposal (other than a Parent Acquisition Proposal that has resulted from a violation of Section 6.02) (with all references to “20%” in the definition of Parent Acquisition Proposal being deemed to be references to “50%”) on terms that the Parent Board determines in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account all the terms and conditions of the Parent Acquisition Proposal (including the identity of the Person making the Parent Acquisition Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), conditions to consummation and availability of necessary financing), would result in a transaction (A) that, if consummated, is more favorable to Parent and its stockholders from a financial point of view than the Merger (taking into account any proposal by the Company to amend the terms of this Agreement, or any other proposal the Company may make in response to such Parent Acquisition Proposal); (B) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the Person making the Parent Acquisition Proposal, any approval requirements and all other financial, regulatory, legal and other aspects of such Parent Acquisition Proposal; and (C) for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Parent Board.

“Parent PEO Plan” means each Parent Employee Plan that is maintained or sponsored by a third-party professional employer organization, including the Paychex Pooled Employer 401(k) Plan and Paychex Business Solutions LLC Employee Welfare Benefit Plan.

“Permitted Lien” means any (a) Liens for Taxes, assessments or other charges of a Governmental Authority not yet due and payable or which are being contested in good faith by appropriate proceedings and, in each case, with respect to which adequate reserves have been established in accordance with GAAP; (b) Liens under purchase money and capital lease arrangements, carriers’, warehousemen’s, mechanics’, workers’, materialmen’s, laborers’, repairmen’s, suppliers’, vendors’ or other similar Liens, in each case, arising in the ordinary course of business and that are (i) not yet due or delinquent or (ii) being contested in good faith by appropriate proceedings and, in each case, with respect to which adequate reserves have been established in accordance with GAAP; (c) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, in each case, arising in the ordinary course of business; (d) easements, rights-of-way, covenants, declarations, conditions, reservations, restrictions, encroachments, servitudes, rights, licenses, leases, permits and other instruments or encumbrances and all matters of record and other imperfections of title that do not, and would not reasonably be expected to, individually or in the aggregate, materially detract from the value or the use of the property subject thereto or materially interfere with the current operations of the business; (e) statutory, common law or contractual Liens imposed on the underlying fee interest of the subject property thereof under or arising in connection with any lease or conditional sales contracts with third parties entered into in the ordinary course of business; (f) Liens imposed or promulgated by any Governmental Authority, including zoning, entitlement and building regulations, permits, licenses, utility easements and similar Liens, which are not violated in any material respect by the Company’s or any of its Subsidiaries’, or Parent’s or any of its Subsidiaries’, as applicable, present use or occupancy of such property; (g) rights of parties in possession of any such real property without options to purchase or rights of first refusal that do not, individually or in the aggregate, materially detract from the value or the use of the property subject thereto; (h) any Liens that are disclosed on the Parent Balance Sheet (in the case of Liens applicable to Parent or any of its Subsidiaries), or the notes thereto; (i) any Liens that are not, individually or in the aggregate, materially adverse to the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable; or (j) any non-exclusive license or other grant of rights with respect to Intellectual Property granted in the ordinary course of business.

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“Person” means any natural person, corporation, company, partnership (general or limited), limited liability company, sole proprietorship, trust, joint venture, joint stock company, unincorporated organization, Governmental Authority, or other entity or association.

“Personal Information” means any information that constitutes “personal information”, “personally identifiable information”, “personal data” or other similar terms under Applicable Laws.

“Proceeding” means any action, arbitration, audit, demand, examination, hearing, claim, complaint, charge, investigation, litigation, proceeding, citation, summons or suit (whether civil, criminal, administrative, judicial or investigative, whether public or private) commenced, brought, conducted or heard by or before any Governmental Authority.

“Registration Rights Agreement” means the Registration Rights Agreement in the form reasonably acceptable to Company and Parent, to be executed and delivered at Closing by and among Parent, certain directors and officers of Parent and the Company and certain Securityholders of the Company.

“Registration Statement” means the Registration Statement on Form S-4, or another appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Parent under the Securities Act with respect to the Registration Statement Securities.

“Related Party” means any (a) executive officer or director of the Company or Parent, as applicable, (b) record or, to the knowledge of the Company or Parent, as applicable, beneficial owner of five percent (5%) or more of the voting securities of the Company or Parent, as applicable, (c) affiliate (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) or “associates” (or members of any of their “immediate family”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any such executive officer, director or beneficial owner.

“Related Party Contract” means any Contract with any Related Party.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing, or arranging for disposal, into the environment.

“Representatives” means, with respect to any Person, such Person’s directors, officers, managers, employees, investment bankers, attorneys, accountants, consultants and other agents, advisors and representatives.

“Requisite Company Shareholders” means shareholders of the Company holding the required voting power to obtain the Company Shareholder Approval.

“Restricted Person” means any Person identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List or the U.S. Department of State’s Debarred Parties List.

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“Sanctioned Person” means any Person that is the target of any Sanctions, including (a) any Person listed on any Sanctions-related list of designated Persons maintained by OFAC, the U.S. Department of State, or the United Nations Security Council; (b) any Person listed on any Sanctions-related list maintained by the Government of Canada, including the Consolidated Canadian Autonomous Sanctions List and List of Terrorist Entities; (c) the Government of Venezuela or any Person that is located, organized, or resident in a Sanctioned Country; (d) any Person otherwise subject to Sanctions; or (e) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a)-(d).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by relevant Governmental Authorities, including but not limited to OFAC, the U.S. Department of State, Global Affairs Canada or Public Safety Canada.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securityholder” means any holder of record of Company Shares (other than holders of Dissenting Shares) or a Company SAFE Holder, as applicable.

“Software” means any and all (a) computer programs, software, firmware, middleware and other code (including operating systems, platforms, applications and interfaces), in each case, in source code, object code or any other form; (b) data files and databases; and (c) documentation related to the foregoing (including protocols, specifications and flow charts).

“Subsidiary” means, when used with reference to a Person, any other Person with respect to which such first Person who (a) holds securities or other ownership interests having (i) ordinary voting power to elect a majority of the board of directors or other governing body or Persons performing similar functions, or (ii) more than 50% of the issued and outstanding equity interests or voting securities of which, are owned, directly or indirectly, or (b) controls the management. For purposes of this Agreement, a Subsidiary shall be considered a “wholly owned Subsidiary” of a Person as long as such Person directly or indirectly owns all of the securities or other ownership interests (excluding any securities or other ownership interests held by an individual director or officer required to hold such securities or other ownership interests pursuant to Applicable Law) of such Subsidiary.

“Tax” means any federal, state, local or non-U.S. income, gross receipts, franchise, sales, use, ad valorem, property, payroll, withholding, excise, customs duties, license, severance, transfer, employment, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, environmental or windfall profits taxes, and any other taxes of any kind whatsoever, together with any interest, penalties and additions to tax (including penalties for failure to file or late filing of any Tax Return, and any interest in respect of such penalties, additions to tax or additional amounts imposed by any federal, state, local, non-U.S. or other Taxing Authority).

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“Tax Return” means any report, return, document, statement, declaration or other information or Filing filed with or supplied to, or required to be filed with or supplied to, any Taxing Authority with respect to Taxes, including information returns, claims for refunds, any documents with respect to or accompanying payments of estimated Taxes or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information or Filing, and including any amendment thereto and any related or supporting information, schedule or attachment with respect thereto.

“Tax Sharing Agreement” means any Tax indemnity, Tax allocation or Tax sharing agreement or similar agreement, arrangement or understanding relating to Taxes or other Tax matters, including any agreement that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability, other than agreements entered into in the ordinary course of business that do not have as a principal purpose addressing Tax matters.

“Taxing Authority” means any Governmental Authority responsible for the imposition, assessment, administration or collection of any Tax.

“Third Party” means any Person or Group, other than the Company, Parent, any of their respective Subsidiaries or Affiliates.

“Transaction Expenses” means, without duplication, all fees and expenses incurred or payable by Parent in connection with the Transactions, including: (i) any fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, paying agents, depository agents and other advisors; (ii) fees paid to the SEC in connection with filing the Registration Statement, and any amendments and supplements thereto, with the SEC; (iii) any fees and expenses in connection with the printing, mailing and distribution of the Registration Statement or Proxy Statement and any amendments and supplements thereto; (iv) all change in control, retention, stay, sale and similar bonuses or other severance, ex gratia, redundancy, termination or separation obligations, or payments in respect of or in lieu of notice, or compensatory amounts owed by Parent to any of their respective directors, employees, independent contractors or consultants in connection with the Merger, whether payable prior to, at or following the Closing and whether or not in connection with any other event (including any termination of service) and the employer portion of any related payroll taxes or social security or similar contributions with respect thereto (excluding any amounts due under arrangements described in this clause (iv) that are triggered as a result of the actions of the Company after the Closing); and (v) Transfer Taxes allocated to Parent pursuant to Section 2.10.

“Transactions” means the transactions expressly contemplated by this Agreement and the Ancillary Agreements to be consummated in accordance with the terms of this Agreement (including the Merger).

“Valuation Ratio” means 9.0.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988 (as amended) and any comparable foreign, state or local Law.

“Willful Breach” means, with respect to any agreement or covenant of a Party in this Agreement, a deliberate action or omission taken or omitted to be taken by such Party in material breach of such agreement or covenant that the breaching Party takes (or fails to take) (a) with knowledge that such action or omission would, or would reasonably be expected to, cause such material breach of such agreement or covenant or (b) which such breaching Party should have known would result in a material breach of such agreement or covenant.

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Index of Defined Terms

Term	Page

Acceptable Confidentiality Agreement	54
Accounting Firm	8
Adjournment Proposal	61
Agreement	1
Anti-Corruption Laws	23
Assumed Option	5
Bankruptcy and Equity Exceptions	10
Cayman Merger Documents	2
Cayman Registrar	2
Certificate of Merger	2
Closing	3
Closing Date	3
Closing Net Cash Calculation	7
Closing Net Cash Schedule	7
Companies Act	2, 7
Company	1
Company Board	1
Company Disclosure Schedules	9
Company Financial Statements	25
Company Insurance Policies	24
Company Leased Real Property	24
Company Material Contract	14
Company Multiemployer Plan	18
Company Organizational Documents	9
Company Pension Plan	18
Company Permits	14
Company Real Property Lease	24
Company Restricted Share	4
D&O Indemnified Parties	56
Data Privacy Requirements	22
Dispute Notice	8
Dissenting Shares	7
Effective Time	2
End Date	70
Exchange Agent	6
Excluded Shares	5
Export Control and Economic Sanctions Laws	23
FCPA	23
Intended Tax Treatment	2

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Term	Page

Interim Period	46
Law	3.15(b)
Listing Application	63
Merger	1
Merger Consideration	4
Merger Sub	1
Merger Sub Board	1
Merger Sub Consent	1
Nasdaq	10
Offer Documents	60
Parent	1
Parent Adverse Recommendation Change	54
Parent Approval Time	54
Parent Board	1
Parent Board Designee	3
Parent Board Recommendation	27
Parent Disclosure Schedules	26
Parent Insurance Policies	43
Parent Leased Real Property	44
Parent Material Contract	34
Parent Multiemployer Plan	38
Parent Organizational Documents	27
Parent Pension Plan	38
Parent Permits	33
Parent Real Property Lease	44
Parent SEC Documents	30
Parent Securities	29
Parent Share Issuance	27
Parent Stockholder Approval	27
Parent Stockholder Meeting	61
Parent Support Agreement	1
Parties	1
Party	1
Payor	9
Plan of Merger	2
Proxy Statement	60
Registered Company IP	21
Registered Parent IP	41
Registration Statement Securities	60
Regulation S-K	47
Response Time	8
Restricted Consideration	4
Sanctioned Country	23
Surviving Company	1

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Term	Page

Transaction Litigation	65
Transaction Proposals	61
Transfer Taxes	9
Treasury Regulations	2
Written Consent	62

Section 10.04    Interpretation; Construction. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only, do not constitute part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The word “will” shall be construed to have the same meaning as “shall”. The words “made available to Parent” and words of similar import refer to documents and other information posted to the virtual data room (if any) by or on behalf of the Company at least one (1) day prior to the date of this Agreement. The words “made available to the Company” and words of similar import refer to documents and other information posted to the virtual data room (if any) by or on behalf of Parent at least one (1) day prior to the date of this Agreement. Unless the context requires otherwise, the word “material” shall be construed in light of Parent and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole, as the case may be. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. No provision of this Agreement will be interpreted in favor of, or against, any of the Parties to this Agreement by reason of the extent to which any such Party or its legal counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement, and no rule of strict construction will be applied against any Party hereto.

Section 10.05    Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Authority declares that any term or provision of this Agreement is invalid, void or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

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Section 10.06    Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (including by electronic communication) to the other Parties.

Section 10.07    Entire Agreement. This Agreement (including any exhibits and annexes hereto), the Parent Disclosure Schedules, the Company Disclosure Schedules, the Confidentiality Agreement and the Ancillary Agreements constitute the entire agreement among the parties hereto relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT AND THE ANCILLARY AGREEMENTS, NONE OF PARENT, THE COMPANY OR MERGER SUB MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ANY OTHER PARTY OR ANY OF SUCH PARTY’S REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 10.08    No Third-Party Beneficiaries. Except as otherwise expressly provided herein (including in Section 6.03), the Company and Parent hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance with Section 10.14 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

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Section 10.09    Obligations of the Company and of Parent. Whenever this Agreement requires Merger Sub or another Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action and Parent shall be liable for any failure of such Person. Whenever this Agreement requires any Subsidiary of the Company or Parent, as applicable to take any action, such requirement shall be deemed to include an undertaking on the part of the Company or Parent, as applicable, to cause such Subsidiary to take such action and the Company or Parent, as applicable, shall be liable for any failure of such Person. Whenever this Agreement requires any Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after Effective Time, on the part of Parent to cause such Subsidiary to take such action.

Section 10.10    Governing Law; Jurisdiction; WAIVER OF TRIAL BY JURY.

(a) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction save that, the statutory, fiduciary and other duties of the directors of the Company, the effects of the Merger and the rights set forth in Section 238 of the Companies Act shall in each case be governed by the laws of the Cayman Islands.

(b) Each of the parties hereto irrevocably (a) submits to the exclusive jurisdiction of the Delaware Chancery Court (or, if the Delaware Chancery Court shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware) for the purposes of any Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby, (b) waives, and agrees not to assert, as a defense or otherwise, any claim that it is not subject to the personal jurisdiction of such courts or that such Proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate and (c) agrees not to commence any Proceeding arising out of or based on this Agreement or the subject matter hereof other than before such courts (except for actions to enforce the judgment of such courts) nor make any motion or take any other action seeking or intending to cause the transfer or removal of any such Proceeding to any other court whether on the grounds of inconvenient forum or otherwise. Nothing herein contained shall be deemed to affect the right of any Party hereto to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 10.10. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.11    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, delayed or conditioned. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

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Section 10.12    Specific Performance. Each of the Parties acknowledges and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor and therefore fully intend for specific performance to be an available remedy for breaches of this Agreement. It is accordingly agreed that prior to the termination of this Agreement pursuant to Section 9.01, each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by another Party and to enforce specifically the performance of terms and provisions of this Agreement in any court of competent jurisdiction without proof of actual damages or otherwise, this being in addition to any other remedy to which the Parties are entitled at Law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each of the Parties further acknowledges and agrees that the agreements contained in this Section 10.12 are an integral part of the Merger and the other Transactions and that, without these agreements, the Parties would not enter into this Agreement. Each of the Parties further agrees that the other Parties shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.12, and irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 10.13    Amendment. Subject to compliance with Applicable Law, this Agreement may be amended by all of the Parties, by action taken or authorized by their respective boards of directors, at any time before or after the Parent Stockholder Approval or the effectiveness of the Merger Sub Consent or Company Shareholder Approval; provided that after the Parent Stockholder Approval has been obtained or the Merger Sub Consent or Company Shareholder Approval has become applicable, any amendment of this Agreement that by Applicable Law requires the further approval by Parent’s stockholders, the shareholders of the Company or the members of Merger Sub shall be effective only with the approval of such stockholders, shareholders or members, as applicable. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 10.14    Extension; Waiver. At any time prior to the Effective Time, the Company and Parent (on behalf of itself and Merger Sub) may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the Company, in the case of Parent, or Parent or Merger Sub, in the case of the Company, (b) waive any inaccuracies in the representations and warranties of the Company, in the case of Parent, or Parent or Merger Sub, in the case of the Company, contained in this Agreement, and (c) waive compliance by the Company, in the case of Parent, or Parent or Merger Sub, in the case of the Company, with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in a written instrument signed by an authorized officer on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

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Section 10.15    Non-Recourse. Each Party agrees, on behalf of itself and its respective Affiliates, that all actions, claims, obligations, liabilities or causes of action (whether in Contract or in tort, in Law or in equity, or granted by statute, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement or the Transactions, (b) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (c) any breach or violation of this Agreement and (d) any failure of the Transactions to be consummated, in each case, may be made only against (and are those solely of) the Parties that are expressly identified as parties to this Agreement. In furtherance and not in limitation of the foregoing, and notwithstanding anything contained in this Agreement to the contrary, each Party hereto covenants, agrees and acknowledges, on behalf of itself and their respective Affiliates, that no recourse under this Agreement or in connection with any of the Transactions shall be had against any other Person, and no other Person shall have any liabilities or obligations (whether in Contract or in tort, in Law or in equity, or granted by statute, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d). No Person, other than the Parties, shall be responsible or liable for any damages which may be alleged as a result of this Agreement or the Transactions (or the termination or abandonment thereof). Notwithstanding anything to the contrary set forth in this Section 10.15, it is expressly understood and agreed that none of the foregoing shall limit, impair or otherwise affect the rights, liabilities or obligations of any Person arising out of or relating to the Confidentiality Agreement or the Parent Support Agreements to the extent such Person is expressly party thereto.

Section 10.16    Fees and Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement, the Merger and the other Transactions will be paid by the Party incurring such costs and expenses.

Section 10.17    Disclosure Schedules References and SEC Document References. The Parties hereto agree that each section or subsection of the Company Disclosure Schedules or the Parent Disclosure Schedules, as applicable, shall be deemed to qualify the corresponding Section or subsection of this Agreement, irrespective of whether or not any particular Section or subsection of this Agreement specifically refers to the Company Disclosure Schedules or the Parent Disclosure Schedules, as applicable. The Parties hereto further agree that disclosure of any item, matter or event in any particular section or subsection of either the Company Disclosure Schedules or the Parent Disclosure Schedules shall be deemed disclosure with respect to any other section or subsection solely to the extent such disclosure is made with reasonable specificity and detail in the Company Disclosure Schedules or the Parent Disclosure Schedules, as applicable, to which the relevance of such disclosure would be reasonably apparent on its face, without review of the underlying documents, notwithstanding the omission of a cross-reference to such other section or subsections.

[Remainder of page left intentionally blank]

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

VERIFYME, INC.

By:	/s/ Adam Stedham
Name:	Adam Stedham
Title:	Chief Executive Officer and President

VRME SUBSIDIARY CORP.

By:	/s/ Adam Stedham
Name:	Adam Stedham
Title:	President

OPEN WORLD LTD.

By:	/s/ Matthew Shaw
Name:	Matthew Shaw
Title:	Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

Exhibit A

Form of Parent Support Agreement

(See attached.)

Exhibit B

Form of Amended and Restated Memorandum and Articles of Association of the Surviving Company

(See attached.)

Exhibit C-1

Form of Amended and Restated Employment Agreement between Parent and Adam Stedham

(See attached.)

Exhibit C-2

Form of Employment Agreement between Parent and Jennifer Cola

(See attached).

Exhibit 10.1

EXHIBIT A

FORM OF PARENT STOCKHOLDER SUPPORT AGREEMENT

VERIFYME, INC.

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of February 11, 2026, is made by and among VerifyMe, Inc., a Nevada corporation (“Parent”), Jennifer Cola, an individual (the “Proxy”), Open World Ltd., a Cayman Islands exempted company (the “Company”) and the undersigned holder (“Stockholder”) of shares of capital stock (the “Shares”).

WHEREAS, Parent, VRME Subsidiary Corp., a Nevada corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”) and the Company have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company with the Company surviving the merger (the “Merger”) as a direct, wholly owned Subsidiary of Parent;

WHEREAS, Stockholder is the record and/or beneficial owner of, and has sole voting power with respect to, the number of Shares, holds warrants to purchase shares of Parent Common Stock (“Parent Warrants”), and holds restricted stock units of Parent Common Stock (“Parent RSUs”), in the number of Shares indicated opposite Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of Parent, Merger Sub and the Company to enter into the Merger Agreement, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Parent, Merger Sub and the Company’s entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, Stockholder, Parent, the Company and the Proxy agree as follows:

1)	Agreement to Vote Shares. Stockholder irrevocably and unconditionally agrees that, prior to the Expiration Date (as defined in Section 2 below), at any annual or special meeting of the stockholders of Parent or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of Parent, with respect to the Issuance Proposal (defined below), Stockholder shall:

a)	appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat (in person or by proxy) for purposes of calculating a quorum;

b)	from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering, all of the Shares and any New Shares that Stockholder shall be entitled to so vote: (i) in favor of the approval of the issuance of shares of Parent Common Stock in accordance with Nasdaq Listing Rule 5635(a) (the “Issuance Proposal”) and any matter that could reasonably be expected to facilitate the Issuance Proposal; (ii) against any other proposed action, agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the approval or consummation of the Issuance Proposal or the consummation of any or all of the other Transactions; and (iii) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Issuance Proposal on the date on which such meeting is held. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2)	Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the effective time of the approval of the Issuance Proposal, (b) the termination of the Merger Agreement in accordance with its terms or (c) upon mutual written agreement of the parties to terminate this Agreement.

3)	Additional Purchases. Stockholder agrees that any shares of capital stock or other equity securities of Parent that Stockholder purchases or with respect to which Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Parent Warrants, the vesting of any Parent RSUs, or otherwise, including, without limitation, by receipt, gift, succession, in the event of a stock split, recapitalization, combination or exchange, or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares. Stockholder shall notify Parent and the Company in writing of the number of any New Shares of which Stockholder acquires beneficial or record ownership on or after the date hereof.

4)	Share Transfers. From and after the date hereof until the Expiration Date, Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, pledge, tender or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Shares or any New Shares or any right or interest therein, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, (d) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any Shares or New Shares (except as set forth in this Agreement) or (e) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or in any way restrict, limit, impede, prevent, disable, delay or interfere with the performance of Stockholder’s obligations under this Agreement. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, Stockholder may make (1) transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to Stockholder’s Parent RSUs which vest on or prior to the Expiration Date, transfers, sales or other dispositions of Shares as payment for the taxes applicable to the vesting of Stockholder’s Parent RSUs, (3) with respect to Stockholder’s Parent Warrants which expire on or prior to the Expiration Date, transfers, sales or other dispositions of Shares to Parent as payment for the (i) exercise price of Stockholder’s Parent Warrants and (ii) taxes applicable to the exercise of Stockholder’s Parent Warrants and (4) transfers, sales or other dispositions to any Affiliate of Stockholder; provided, that, in each case (1) and (4), (A) prior to such transfer or disposition becoming effective, such transferee will execute a joinder to this Agreement in form and substance reasonably satisfactory to the Company and Parent and which shall bind such transferee to all of the obligations of a Stockholder herein, and (B) the transferor Stockholder shall remain liable for any failure of such transferee to comply with or perform its obligations under this Agreement. If any involuntary transfer of any Shares covered hereby shall occur (including a sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Stockholder and has not executed a counterpart hereof or joinder hereto.

5)	Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Parent, the Company and the Proxy as follows:

a)	if Stockholder is not a natural person: (i) Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby and (iii) the execution and delivery of this Agreement, performance of Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by Stockholder have been duly authorized by all necessary action on the part of Stockholder and no other proceedings on the part of Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. If Stockholder is an individual, Stockholder has the legal capacity to execute and deliver this Agreement, to perform Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

b)	this Agreement has been duly executed and delivered by or on behalf of Stockholder and, to Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company, Parent and the Proxy, constitutes a valid and binding agreement with respect to Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

c)	Stockholder is, and at all times prior to the Expiration Date will be, the record and/or beneficial owner of (within the meaning of Rule 13d-3 under the Exchange Act), and has good and marketable title to, the number of Shares indicated opposite Stockholder’s name on Schedule 1, and will own and have good and marketable title to any New Shares, in each case, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole and unrestricted voting power, sole power of disposition and sole power to issue instructions with respect to, and to agree to, all of the matters set forth in this Agreement, in each case, with respect to such Shares or New Shares, with no limitations, qualifications or restrictions on such rights, except as contemplated by this Agreement. None of the Shares are subject to any stockholders’ agreement, proxy, voting trust or other agreement or arrangement with respect to the voting of such Shares, except as provided pursuant to this Agreement. The number of Shares listed on Schedule 1 opposite Stockholder’s name are the only equity interests in Parent beneficially owned or owned of record by such Stockholder as of the date hereof;

d)	the execution and delivery of this Agreement by Stockholder and the consummation of the transactions contemplated hereby do not, and the performance by Stockholder of his, her or its obligations hereunder and the compliance by Stockholder with any provisions hereof will not, (a) violate, contravene or conflict with, result in any material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require any consent, waiver or approval or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, Contract, trust, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which Stockholder is a party or by which Stockholder is bound, or any Law, statute, rule or regulation to which Stockholder is subject or (b) in the event that Stockholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of Stockholder;

e)	the execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority by Stockholder except for applicable requirements, if any, of the Exchange Act;

f)	no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any Contract made by or on behalf of Stockholder; and

g)	as of the date of this Agreement, there is no Proceeding pending or, to the knowledge of Stockholder, threatened in writing against Stockholder, that would reasonably be expected to prevent or delay the performance by Stockholder of his, her or its obligations under this Agreement in any material respect.

6)	Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, Stockholder does hereby appoint the Proxy and any of his designees with full power of substitution and resubstitution, as Stockholder’s true and lawful attorney and irrevocable and unconditional proxy, to the fullest extent of Stockholder’s rights (including, for the avoidance of doubt, voting rights) with respect to the Shares, to vote and exercise all voting and related rights, including the right to sign Stockholder’s name (solely in its capacity as a stockholder) to any stockholder consent, if Stockholder is unable to perform or otherwise does not perform his, her or its obligations under this Agreement, with respect to such Shares solely with respect to the matters set forth in Section 1 hereof, and the Proxy hereby accepts the obligations to vote and exercise all voting and related rights with respect to the Shares in accordance with Section 1 hereof. Stockholder intends this proxy to be irrevocable and unconditional, and coupled with an interest hereunder until the Expiration Date, hereby revokes any proxy previously granted by Stockholder with respect to the Shares and represents that none of such previously-granted proxies are irrevocable. Stockholder hereby affirms that the proxy set forth in this Section 6 is given in connection with, and granted in consideration of, and as an inducement to the Company, Parent and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of Stockholder and the obligations of Stockholder shall be binding on Stockholder’s heirs, personal representatives, successors, transferees and assigns. Stockholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares with respect to the matters set forth in Section 1 until after the Expiration Date. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

7)	Other Remedies; Specific Performance; Certain Actions. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor and therefore fully intend for specific performance to be an available remedy for breaches of this Agreement. It is accordingly agreed that prior to the termination of this Agreement pursuant to Section 10, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by another party and to enforce specifically the performance of terms and provisions hereof in any court of competent jurisdiction without proof of actual damages or otherwise, this being in addition to any other remedy to which they are entitled at Law or in equity. The parties hereto further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Stockholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, the Company or any of their respective successors, directors or officers relating to the negotiation, execution or delivery of this Agreement, the consummation of the Merger or the Transactions.

8)	Directors and Officers. This Agreement shall apply to Stockholder solely in Stockholder’s capacity as a stockholder of Parent and/or holder of Parent Warrants and/or holder of Parent RSUs and not in Stockholder’s capacity as a director, officer or employee of Parent or any of its Subsidiaries or in Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of Parent in the exercise of his or her fiduciary duties as a director and/or officer of Parent or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of Parent or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

9)	No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company or the Proxy any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Stockholder, and the Company or the Proxy does not have authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct Stockholder in the voting of any of the Shares, except as otherwise provided herein.

10)	Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 10 or elsewhere in this Agreement shall relieve any party from liability for any Fraud or for any willful and material breach of this Agreement prior to termination hereof.

11)	Further Assurances. Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company, the Proxy or Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Transactions.

12)	Disclosure. Stockholder hereby agrees that Parent and the Company may publish and disclose in the Proxy Statement, any registration statement, any prospectus filed with any regulatory authority in connection with the Transactions and any related documents filed with such regulatory authority and as otherwise required by Law, Stockholder’s identity and ownership of Shares and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Proxy Statement, any registration statement or any prospectus or in any other filing made by Parent or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Transactions. Prior to the Closing, Stockholder shall not, and shall cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the Transactions, provided that the foregoing shall not limit or affect any actions taken by Stockholder (or any affiliated officer or director of Stockholder) that would be expressly permitted to be taken by Stockholder pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of Stockholder the prohibition of which would be prohibited under applicable Law.

13)	Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) or by electronic transmission (providing confirmation of transmission) (a) to the Company or Parent, as the case may be, in accordance with Section 10.02 of the Merger Agreement, (b) to Stockholder at his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto and (c) to the Proxy at his or her address or email address (providing confirmation of transmission) set forth below his or her signature hereto (in each of clauses (a)-(c), or at such other address for a party as shall be specified by such party by like notice).

14)	Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Authority declares that any term or provision of this Agreement is invalid, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner.

15)	Assignability. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, which consent shall not be unreasonably withheld, delayed or conditioned. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

16)	No Waivers. No waivers of any breach of this Agreement extended by the Proxy, the Company or Parent to Stockholder shall be construed as a waiver of any rights or remedies of the Proxy, the Company or Parent, as applicable, with respect to any other stockholder of Parent who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other stockholder of Parent. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

17)	Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Nevada, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the courts of the State of Nevada or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Nevada), (ii) agrees that all claims in respect of such action or Proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 17, (iii) waives any objection to laying venue in any such action or Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (v) agrees that service of process upon such party in any such action or Proceeding shall be effective if notice is given in accordance with Section 13 of this Agreement. Each party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 17 in the manner provided for notices in Section 13. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by applicable Law.

18)	Waiver of Jury Trial. THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING RELATED TO OR ARISING OUT OF THIS AGREEMENT, ANY DOCUMENT EXECUTED IN CONNECTION HEREWITH AND THE MATTERS CONTEMPLATED HEREBY AND THEREBY.

19)	No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Merger Agreement is executed by all parties thereto and (b) this Agreement is executed by all parties hereto.

20)	Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties (including by electronic transmission) shall be sufficient to bind the parties to the terms and conditions of this Agreement.

21)	Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each of the Stockholder, the Company and Parent; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Parent and the Stockholder.

22)	Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

23)	Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood this Agreement and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement.

24)	Construction.

a)	For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

b)	The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

c)	As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

d)	Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

e)	The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank.]

EXECUTED as of the date first above written.

[STOCKHOLDER]

Signature:
Name (if an entity):
Title (if an entity):

[Signature Page to Parent Stockholder Support Agreement]

EXECUTED as of the date first above written.

VERIFYME, INC.

Signature:
Name: Scott Greenberg
Title: Executive Chairman of the Board of Directors

OPEN WORLD LTD.

Signature:
Name: Matthew Shaw
Title: Chief Executive Officer

proxy:

Signature:
Name: Jennifer Cola
Email Address: [***]

[Signature Page to Parent Stockholder Support Agreement]

SCHEDULE 1

Exhibit 10.2

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (this “Agreement”) is entered into as of February 11, 2026, by and between VerifyMe, Inc., a Nevada corporation (the “Company”), and Adam Stedham (the “Executive”) which shall be effective subject to and upon the Effective Time as defined in the Agreement and Plan of Merger dated of even date herewith, by and among the Company, VRME Subsidiary Corp., a Nevada corporation and a direct, wholly owned Subsidiary of the Company, and Open World Ltd., a Cayman Islands exempted company (“Open World”) (the “Effective Date”). Some of the terms of this Employment Agreement are in the attached schedule (the “Schedule”), which is part of this Agreement.

WHEREAS, the Company and Executive desire to amend and restate that certain Employment Agreement, dated as of June 19, 2023, between the Company and the Executive, and to enter into this Agreement to describe the employment relationship and obligations of the parties that will be effective as of the Effective Date; and

WHEREAS, as part of the consideration for entering into this Agreement, (i) on the earlier of the Effective Date or September 30, 2026, the Executive’s unvested 550,000 performance-based restricted stock units granted to the Executive on June 19, 2023 shall vest and be settled in shares of the Company’s common stock, and (ii) on the Effective Date, the Executive will receive payment of the Executive’s 2025 target bonus in the amount of $150,000, which will be paid in the normal course after the Company’s Form 10-K filing for the year ended December 31, 2025; and

WHEREAS, in its business, the Company has acquired and developed certain trade secrets both as defined by applicable law and the common law, including, but not limited to, proprietary processes, sales methods and techniques, and other like confidential business and technical information, including but not limited to, technical information, design systems, pricing methods, pricing rates or discounts, processes, procedures, formulas, designs of computer software, or improvements, or any portion or phase thereof, whether patented, or not, or unpatentable, that is of any value whatsoever to the Company, as well as information relating to the Company’s Services (as defined in Section 9(a)), information concerning proposed new Services, market feasibility studies, proposed or existing marketing techniques or plans (whether developed or produced by the Company or by any other person or entity for the Company), other Confidential Information (as defined in Section 9(a)) and information about the Company’s executives, officers, and directors, which necessarily will be communicated to the Executive by reason of his or her employment by the Company; and

WHEREAS, the Company has strong and legitimate business interests in preserving and protecting its investment in the Executive, its trade secrets and Confidential Information, and its substantial, significant, or key, relationships with vendors, whether actual or prospective; and

WHEREAS, the Company desires to preserve and protect its legitimate business interests further by restricting competitive activities of the Executive during the term of this Agreement and for a reasonable time following the termination of this Agreement; and

WHEREAS, the Company desires to employ or continue to employ the Executive and to ensure the availability or continued availability to the Company of the Executive’s services, and the Executive is willing to accept such employment and render such services, all upon and subject to the terms and conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth in this Agreement, and intending to be legally bound, the Company and the Executive hereby agree as follows:

1.          Representations and Warranties. The Executive hereby represents and warrants to the Company that he or she (i) is not subject to any non-solicitation or non-competition agreement affecting his or her employment with the Company (other than any prior agreement with the Company or other agreement disclosed on Exhibit A), (ii) is not subject to any confidentiality or nonuse/nondisclosure agreement affecting his or her employment with the Company (other than any prior agreement with the Company), and (iii) has brought to the Company no trade secrets, confidential business information, documents, or other personal property of a prior employer.

2.	Term of Employment.

(a)     Term. The Company hereby employs the Executive, and the Executive hereby accepts employment with the Company. Executive’s employment shall for a one (1) year initial term (the “Initial Term”) and thereafter be on an “at-will” basis. The total employment period, inclusive of the Initial Term, shall hereinafter be referred to as the “Term” of this Agreement. Subject to Section 6, the Company or Executive may terminate Executive’s employment and this Agreement at any time during the Term, including the Initial Term.

(b)       Continuing Effect. Notwithstanding any termination of this Agreement, at the end of the Term or otherwise, the provisions of Sections 6(e), 7, 8, 9, 10, 12, 15, 18, 19, and 23 shall remain in full force and effect and the provisions of Section 9 shall be binding upon the legal representatives, successors and assigns of the Executive.

3.	Duties.

(a)       General Duties. The Executive shall serve in the position indicated in the Schedule, with duties and responsibilities that are customary for such an executive. The Executive shall report to the Company’s Chief Executive Officer. The Executive shall also perform services for such subsidiaries of the Company as may be necessary. The Executive shall use his or her best efforts to perform his or her duties and discharge his or her responsibilities pursuant to this Agreement competently, carefully and faithfully. Executive shall continue to serve on the Board of Directors of the Company (the “Board”), but will tender his resignation as a director of the Company if his employment with the Company is terminated for any reason or if the Board desires to replace the Executive on the Board.

(b)       Devotion of Time. Subject to the last two sentences of this Section 3(b), the Executive shall devote such time, attention and energies to the affairs of the Company and its subsidiaries and affiliates as are necessary to perform his or her duties and responsibilities pursuant to this Agreement. Other than as disclosed on Exhibit A, the Executive shall not enter the employ of or serve as a consultant to, or in any way perform any services with or without compensation to, any other persons, business, or organization, without the prior consent of the Board. Notwithstanding the above, the Executive shall be permitted to devote a limited amount of his or her time, to professional, charitable or similar organizations, including, but not limited to, serving as a non-executive director or an advisor to a board of directors, committee of any company or organization provided that such activities do not interfere with the Executive’s performance of his or her duties and responsibilities as provided hereunder, and the consent for such service shall not be unreasonably denied or delayed by the Board.

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(c)       Location of Office. The Executive’s principal office shall be his or her home or other location where he or she may be from time-to-time. The Executive’s job responsibilities shall include all business travel necessary for the performance of his or her job.

(d)       Adherence to Inside Information Policies. The Executive acknowledges that the Company is publicly-held and, as a result, has implemented inside information policies designed to preclude its executives and those of its subsidiaries from violating the federal securities laws by trading on material, non-public information or passing such information on to others in breach of any duty owed to the Company, or any third party. The Executive shall promptly execute any agreements generally distributed by the Company to its employees requiring such employees to abide by its inside information policies.

4.	Compensation and Expenses.

(a)       Salary. For the services of the Executive to be rendered under this Agreement, the Company shall pay the Executive the annual salary indicated on the Schedule (the “Base Salary”), less such deductions as shall be required to be withheld by applicable law and regulations payable in accordance with the Company’s customary payroll practices. The Executive’s Base Salary shall be reviewed at least annually by the Board and the Board may, but shall not be required to, increase the Base Salary during the Term. However, the Executive’s Base Salary may not be decreased during the Term.

(b)       Annual Bonus. The Executive shall be eligible to receive an annual cash bonus, less such deductions as shall be required to be withheld by applicable law and regulations payable in accordance with the Company’s customary payroll practices, in an amount up to 50% of the Base Salary (the “Annual Bonus”). The Annual Bonus shall be calculated as set forth on the Schedule. Annual Bonuses will be paid no later than March 15 of the calendar year following the calendar year for which the bonus performance period pertains. Except as set forth in Section 6, the Executive must remain employed by the Company on the actual payment date in order to earn and receive any Annual Bonus.

(c)       Expenses. In addition to any compensation received pursuant to this Section 4, the Company will reimburse or advance funds to the Executive for all reasonable documented travel (including travel expenses incurred by the Executive related to his or her travel to the Company’s other offices), entertainment and miscellaneous expenses incurred in connection with the performance of his or her duties under this Agreement, provided that the Executive properly provides a written accounting of such expenses to the Company in accordance with the Company’s expense reimbursement policies and procedures.

5.	Benefits.

(a)       Paid Time Off. The Executive will be entitled to the number of weeks of Paid Time Off indicated on the Schedule without loss of compensation or other benefits to which he or she is entitled under this Agreement, to be taken at such times as the Executive may select and the affairs of the Company may permit, with the understanding that vacation days will not be specifically counted, and no compensation, shall be granted for unused days.

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(b)       Employee Benefits. During the Term, the Executive shall be entitled to participate in all employee benefit plans, practices and programs maintained by the Company, as in effect from time to time (collectively, “Employee Benefit Plans”), on a basis which is no less favorable than is provided to other similarly situated executives of the Company, to the extent consistent with applicable law and the terms of the applicable Employee Benefit Plans. The Company reserves the right to amend or cancel any Employee Benefit Plans at any time in its sole discretion, subject to the terms of such Employee Benefit Plan and applicable law.

6.	Termination.

(a)       Death or Disability. Except as otherwise provided in this Agreement, this Agreement shall automatically terminate upon the death or disability of the Executive. For purposes of this Section 6(a), “disability” shall mean (i) the Executive is unable to engage in his or her customary duties (with or without reasonable accommodation) by reason of any medically determinable physical or mental impairment that can be expected to result in death, or last for a continuous period of not less than 12 months; (ii) the Executive is, by reason of any medically determinable physical or mental impairment that can be expected to result in death, or last for continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company; or (iii) the Executive is determined to be totally disabled by the Social Security Administration. Any question as to the existence of a disability shall be determined by the written opinion of the Executive’s regularly attending physician (or his or her guardian) (or the Social Security Administration, where applicable) and me made in accordance with the Americans with Disabilities Act or other applicable law. In the event that the Executive’s employment is terminated by reason of Executive’s death or disability, the Company shall pay the following to the Executive or his or her personal representative: (i) any accrued but unpaid Base Salary for services rendered through the date of termination, (ii) accrued but unpaid expenses required to be reimbursed under this Agreement, and (iii) any Annual Bonus for which the Executive completed the applicable calendar performance year but has not yet earned solely as a result of termination prior to the payment date (an “Annual Bonus Payout”). The Executive (or his or her estate) shall receive the payments provided herein at such times as he or she would have received them if there was no death or disability. Additionally, if the Executive’s employment is terminated because of disability, any benefits (except perquisites) to which the Executive may be entitled pursuant to Section 5(b) hereof shall continue to be paid or provided by the Company, as the case may be, for the Disability Benefits Continuation Period indicated on the Schedule, subject to the terms of any applicable plan or insurance contract and applicable law provided that such benefits are exempt from Section 409A (as defined in Section 23(a)) by reason of Treasury Regulation Section 1.409A- 1(a)(5) or otherwise. In the event all or a portion of the benefits to which the Executive was entitled pursuant to Section 5(b) hereof are subject to Section 409A, the Executive shall not be entitled to the benefits that are subject to Section 409A subsequent to the “applicable 2 ½ month period” (as such term is defined under Treasury Regulation Section 1.409A-1(b)(4)(i)(A)).

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(b)       Termination by the Company for Cause or by the Executive Without Good Reason. The Company may terminate the Executive’s employment pursuant to the terms of this Agreement at any time for Cause (as defined below) by giving the Executive written notice of termination. Such termination shall become effective upon the giving of such notice. The Executive may terminate his or her employment pursuant to the terms of this Agreement at any time without Good Reason (as defined in Section 6(c)) by giving the Company at least sixty (60) days’ written notice of resignation. Such termination shall become effective upon the date provided by the Executive; provided, however, that the Company may relieve the Executive of any duties during such notice period without causing Good Reason. Upon any such termination for Cause or such resignation without Good Reason, then the Executive shall have no right to compensation, or reimbursement under Section 4, or to participate in any Executive benefit programs under Section 5, except as may otherwise be provided for by law, for any period subsequent to the effective date of termination. For purposes of this Agreement, “Cause” shall mean: (i) the Executive is convicted of, or pleads guilty or nolo contendere to, a felony related to the business of the Company; (ii) the Executive, in carrying out his or her duties hereunder, has acted with gross negligence or intentional misconduct resulting, in any case, in material harm to the Company; (iii) the Executive misappropriates Company funds or otherwise defrauds the Company including a material amount of money or property; (iv) the Executive breaches his or her fiduciary duty to the Company resulting in material profit to him, directly or indirectly; (v) the Executive materially breaches any agreement with the Company and fails to cure such breach within 10 days of receipt of notice, unless the act is incapable of being cured; (vi) the Executive breaches any provision of Section 8 or Section 9; (vii) the Executive becomes subject to a preliminary or permanent injunction issued by a United States District Court enjoining the Executive from violating any securities law administered or regulated by the Securities and Exchange Commission; (viii) the Executive becomes subject to a cease and desist order or other order issued by the Securities and Exchange Commission after an opportunity for a hearing; (ix) the Executive refuses to carry out a resolution adopted by the Company’s Board at a meeting in which the Executive was offered a reasonable opportunity to argue that the resolution should not be adopted; or (x) the Executive abuses alcohol or drugs in a manner that interferes with the successful performance of his or her duties.

(c)           Termination by the Company Without Cause or by Executive for Good Reason.

(1)          This Agreement may be terminated: (i) by the Executive for Good Reason (as defined below) and (ii) by the Company without Cause.

(2)          In the event this Agreement is terminated by the Executive for Good Reason or by the Company without Cause, the Executive shall be entitled to the following:

(A)       any accrued but unpaid Base Salary for services rendered through the date of termination;

(B)       any accrued but unpaid expenses required to be reimbursed under this Agreement;

(C)       a prorated portion of the Annual Bonus earned for the portion of the calendar year the Executive is employed by the Company before this Agreement is terminated pursuant to this Section 6(c);

(D)       the Annual Bonus Payout, if applicable;

(E)        a payment equal to the amount of salary severance indicated on the Schedule (the “Salary Severance”); and

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(F)        any benefits (except perquisites) to which the Executive was entitled pursuant to Section 5(b) hereof shall continue to be paid or provided by the Company, as the case may be, for the Benefits Continuation Period indicated on the Schedule, subject to the terms of any applicable plan or insurance contract and applicable law provided that such benefits are exempt from Section 409A by reason of Treasury Regulation Section 1.409A-1(a)(5) or otherwise. In the event all or a portion of the benefits to which the Executive was entitled pursuant to Section 5(b) hereof are subject to Section 409A, the Executive shall not be entitled to the benefits that are subject to Section 409A subsequent to the “applicable 2 ½ month period” (as such term is defined under Treasury Regulation Section 1.409A-1(b)(4)(i)(A)).

(subparts (C)–(F) collectively, the “Severance Entitlements”).

(3)       In the event of a termination for Good Reason or without Cause, the payment of the Salary Amount shall be made at the same times as the Company pays compensation to its employees over the applicable monthly period and any other payments owed under Section 6(c) shall be promptly paid. Provided, however, that any balance of the Salary Severance remaining due on the “applicable 2 ½ month period” (as such term is defined under Treasury Regulation Section 1.409A-1(b)(4)(i)(A)) after the end of the tax year in which the Executive’s employment is terminated or the Term ends shall be paid on the last day of the applicable 2½ month period. The Severance Entitlements, including payment of the Sa;aru Severance and the acceleration of the vesting of outstanding equity awards, shall be conditioned on the Executive signing an effective and non-revocable Agreement and General Release (in the form attached hereto as Exhibit B, with such revisions as counsel to the Company deems necessary) which releases the Company, Open World and any of their respective affiliates (including its officers, directors and their affiliates) from any liability under this Agreement or related to the Executive’s employment with the Company provided that (x) the payment of the Salary Severance is made on or before the 90th day following the Executive’s termination of employment; (y) such Agreement and General Release is executed by the Executive, submitted to the Company, and the statutory period during which the Executive is entitled to revoke the Agreement and General Release under applicable law has expired on or before that 90th day; and (z) in the event that the 90 day period begins in one taxable year and ends in a second taxable year, then the payment of the Salary Severance shall be made in the second taxable year.

The term “Good Reason” shall mean: (i) a material diminution in the Executive’s authority, duties or responsibilities due to no fault of the Executive other than temporarily while the Executive is physically or mentally incapacitated or as required by applicable law; or (ii) any other action or inaction that constitutes a material breach by the Company under this Agreement. Prior to the Executive terminating his or her employment with the Company for Good Reason, the Executive must provide written notice to the Company, within 30 days following the Executive’s initial awareness of the existence of such condition, that such Good Reason exists and setting forth in detail the grounds the Executive believes constitutes Good Reason. If the Company does not cure the condition(s) constituting Good Reason within 30 days following receipt of such notice, then the Executive’s employment shall be deemed terminated for Good Reason. It is expressly acknowledged by the Executive that the transition of the Executive’s authority, duties or responsibilities from Chief Executive Officer to President of Precision Logistics , to facilitate the Company’s adoption of the digital asset treasury business strategy, will not constitute Good Reason under this Agreement.

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(d)       Any termination made by the Company under this Agreement shall be approved by the Board.

(e)       Upon (1) any termination of the Executive’s employment, or (2) the Company’s request at any time during the Executive’s employment, the Executive shall (i) provide or return to the Company any and all Company property, including keys, key cards, access cards, security devices, employer credit cards, network access devices, computers, cell phones, smartphones, manuals, work product, thumb drives or other removable information storage devices, and hard drives, and all Company documents and materials belonging to the Company and stored in any fashion, including but not limited to those that constitute or contain any Confidential Information or work product, that are in the possession or control of the Executive, whether they were provided to the Executive by the Company or any of its business associates or created by the Executive in connection with his or her employment by the Company; and (ii) delete or destroy all copies of any such documents and materials not returned to the Company that remain in the Executive’s possession or control, including those stored on any non- Company devices, networks, storage locations and media in the Executive’s possession or control.

7.           Indemnification. As provided in an Indemnification Agreement to be entered into or previously entered into between the Company and the Executive, a copy of which is annexed as Exhibit C, the Company shall indemnify the Executive, to the maximum extent permitted by applicable law, against all costs, charges and expenses incurred or sustained by him in connection with any action, suit, administrative action, or other proceeding (including any investigation conducted by any governmental body) to which he or she may be made a party by reason of him being an officer, director or employee of the Company or of any subsidiary or affiliate of the Company. The Company shall provide, at its expense, directors and officers insurance for the Executive in amounts and for a term consistent with industry standards.

8.	Non-Competition Agreement.

(a)       Competition with the Company. Until termination of his or her employment and for the Restricted Period indicated on the Schedule and commencing on the date of termination, the Executive (individually or in association with, or as a shareholder, director, officer, consultant, employee, partner, joint venturer, member, or otherwise, of or through any person, firm, corporation, partnership, association or other entity) shall not, directly or indirectly, compete with the Company (which for the purpose of this Agreement also includes any of its subsidiaries or affiliates) by acting as an officer (or comparable position) of, owning an interest in, or providing services to any entity within any metropolitan area in the United States or other country in which the Company was actually engaged in business as of the time of termination of employment or where the Company reasonably expected to engage in business within three months of the date of termination of employment. For purposes of this Agreement, the term “compete with the Company” shall refer to any business activity in which the Company was engaged as of the termination of the Executive’s employment or reasonably expected to engage in within three months of termination of employment; provided, however, the foregoing shall not prevent the Executive from (i) accepting employment with an enterprise engaged in two or more lines of business, one of which is the same or similar to the Company’s business (the “Prohibited Business”) if the Executive’s employment is totally unrelated to the Prohibited Business, (ii) competing in a country where as of the time of the alleged violation the Company has ceased engaging in business, or (iii) competing in a line of business which as of the time of the alleged violation the Company has either ceased engaging in or publicly announced or disclosed that it intends to cease engaging in; provided, further, the foregoing shall not prohibit the Executive from owning up to five percent of the securities of any publicly-traded enterprise provided as long as the Executive is not a director, officer, consultant, employee, partner, joint venturer, manager, or member of, or to such enterprise, or otherwise compensated for services rendered thereby.

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(b)       Solicitation of Customers. During the periods in which the provisions of Section 8(a) shall be in effect, the Executive, directly or indirectly, will not seek nor accept Prohibited Business from any Customer (as defined below) on behalf of any enterprise or business other than the Company, refer Prohibited Business from any Customer to any enterprise or business other than the Company or receive commissions based on sales or otherwise relating to the Prohibited Business from any Customer, or any enterprise or business other than the Company. For purposes of this Agreement, the term “Customer” means any person, firm, corporation, partnership, limited liability company, association or other entity to which the Company or any of its affiliates sold or provided goods or services during the 24-month period prior to the time at which any determination is required to be made as to whether any such person, firm, corporation, partnership, limited liability company, association or other entity is a Customer, or who or which was approached by or who or which has approached an employee of the Company for the purpose of soliciting business from the Company or the third party, as the case may be. Provided, however, the goods or services must be competitive in some respect to the Company’s business during such time.

(c)       Solicitation of Employees. During the period in which the provisions of Sections 8(a) and 8(b) shall be in effect, the Executive agrees that he or she shall not, directly or indirectly, request, recommend or advise any employee of the Company to terminate his or her employment with the Company, for the purposes of providing services for a Prohibited Business, or solicit for employment or recommend to any third party the solicitation for employment of any individual who was employed by the Company or any of its subsidiaries and affiliates at any time during the one year period preceding the Executive’s termination of employment.

(d)       Non-disparagement. The Executive agrees that, after the end of his or her employment, he or she will refrain from making, in writing or orally, any unfavorable comments about the Company, its operations, policies, or procedures that would be likely to injure the Company’s reputation or business prospects; provided, however, that nothing herein shall preclude the Executive from responding truthfully to a lawful subpoena or other compulsory legal process or from providing truthful information in response to an investigation conducted by any governmental body or otherwise required by law.

(e)       No Payment. The Executive acknowledges and agrees that no separate or additional payment will be required to be made to him in consideration of his or her undertakings in this Section 8, and confirms he or she has received adequate consideration for such undertakings.

(f)       References. References to the Company in this Section 8 shall include the Company’s and Open World’s subsidiaries and affiliates.

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9.	Non-Disclosure of Confidential Information.

(a)       Confidential Information. For purposes of this Agreement, “Confidential Information” means all confidential and proprietary information of the Company, whether in graphic, written, electronic or oral form, including without limitation information relating to the Company’s business, strategies, designs, products, services and technologies, processes, policies, procedures, techniques, designs, drawings, know-how, show- how, technical information, specifications, computer software and source code, information and data relating to the development, research, testing, costs, marketing, and uses of the Company’s products and services (including to the extent under development), the Company’s budgets and strategic plans, and the identity and special needs of Customers, vendors, and suppliers, subjects and databases, data, and all technology relating to the Company’s businesses, systems, methods of operation, and Customer lists and information, solicitation leads, marketing and advertising materials, methods and manuals and forms, all of which pertain to the activities or operations of the Company, the names, home addresses and all telephone numbers and e-mail addresses of the Company’s directors, employees, officers, executives, former executives, and Customer, vendor and supplier contacts. Confidential Information also includes, without limitation, Confidential Information received from the Company’s subsidiaries, affiliates, Customers, vendors and suppliers. Confidential Information also includes information of third parties disclosed to Executive by the Company or such third party in connection with such third party’s relationship with the Company. For purposes of this Agreement, the following will not constitute Confidential Information (i) information which is or subsequently becomes generally available to the public through no act or fault of the Executive, (ii) information set forth in the written records of the Executive prior to disclosure to the Executive by or on behalf of the Company which information is given to the Company in writing as of or prior to the date of this Agreement, and (iii) information which is lawfully obtained by the Executive in writing from a third party (excluding any affiliates of the Executive) who lawfully acquired the confidential information and who did not acquire such confidential information or trade secret, directly or indirectly, from the Executive or the Company or its subsidiaries or affiliates and who has not breached any duty of confidentiality. As used herein, the term “Services” shall include all services offered for sale and marketed by the Company during the Term.

(b)       Legitimate Business Interests. The Executive recognizes that the Company has legitimate business interests to protect and as a consequence, the Executive agrees to the restrictions contained in this Agreement because they further the Company’s legitimate business interests. These legitimate business interests include, but are not limited to (i) trade secrets; (ii) valuable confidential business, technical, and/or professional information that otherwise may not qualify as trade secrets, including, but not limited to, all Confidential Information; (iii) substantial, significant, or key relationships with specific prospective or existing Customers, vendors or suppliers; (iv) Customer goodwill associated with the Company’s business; and (v) specialized training relating to the Company’s technology, products, services, methods, operations and procedures. Notwithstanding the foregoing, nothing in this Section 9(b) shall be construed to impose restrictions greater than those imposed by other provisions of this Agreement.

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(c)       Confidentiality. During the Term of this Agreement and following termination of employment, for any reason, the Confidential Information shall be held by the Executive in the strictest confidence and shall not, without the prior express written consent of the Company, be disclosed to any person other than in connection with the Executive’s employment by the Company. The Executive further acknowledges that such Confidential Information as is acquired and used by the Company or its subsidiaries or affiliates is a special, valuable and unique asset. The Executive shall exercise all due and diligent precautions to protect the integrity of the Company’s Confidential Information and to keep it confidential whether it is in written form, on electronic media, oral, or otherwise. The Executive shall not copy any Confidential Information except to the extent necessary to his or her employment nor remove any Confidential Information or copies thereof from the Company’s premises except to the extent necessary to his or her employment. All records, files, materials and other Confidential Information obtained by the Executive in the course of his or her employment with the Company are confidential and proprietary and shall remain the exclusive property of the Company. The Executive shall not, except in connection with and as required by his or her performance of his or her duties under this Agreement, for any reason use for his or her own benefit or the benefit of any person or entity other than the Company or disclose any such Confidential Information to any person, firm, corporation, association or other entity for any reason or purpose whatsoever without the prior express written consent of an executive officer of the Company (excluding the Executive). If Executive becomes compelled by law, regulation (including without limitation the rules of any applicable securities exchange), court order, or other governmental authority to disclose any Confidential Information, except as may be protected below, Executive shall, to the extent possible and permissible under applicable law, first give the Company prompt notice. Executive agrees to cooperate reasonably with the Company in any proceeding to obtain a protective order or other remedy. If such protective order or other remedy is not obtained, Executive shall only disclose that portion of such Confidential Information required to be disclosed, in the opinion of Executive’s legal counsel. Executive shall request that confidential treatment be accorded such Confidential Information, where available. Compulsory disclosures made pursuant to this Section shall not relieve Executive of his or her obligations of confidentiality and non-use with respect to non-compulsory disclosures.

(d)       References. References to the Company in this Section 9 shall include the Company’s and Open World’s subsidiaries and affiliates.

(e)       Whistleblowing. Notwithstanding the foregoing, nothing in this Agreement shall (i) prohibit the Executive from making reports of possible violations of federal law or regulation to any governmental agency or entity in accordance with the provisions of and rules promulgated under Section 21F of the Securities Exchange Act of 1934 or Section 806 of the Sarbanes-Oxley Act of 2002, or of any other whistleblower protection provisions of state or federal law or regulation, or (ii) require notification or prior approval by the Company of any reporting described in clause (i).

(f)       Trade Secrets. Pursuant to The Defend Trade Secrets Act (18 USC § 1833(b)), the Executive may not be held criminally or civilly liable under any federal or state trade secret law for disclosure of a trade secret: (i) made in confidence to a government official, either directly or indirectly, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law; and/or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Additionally, the Executive, if suing the Company for retaliation based on the reporting of a suspected violation of law, may disclose a trade secret to his attorney and use the trade secret information in the court proceeding, so long as any document containing the trade secret is filed under seal and the Executive does not disclose the trade secret except pursuant to court order.

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10.	Equitable Relief.

(a)       The Company and the Executive recognize that the services to be rendered under this Agreement by the Executive are special, unique and of extraordinary character, and that in the event of the breach by the Executive of the terms and conditions of this Agreement or if the Executive, without the prior express consent of the Board, shall leave his or her employment for any reason and/or take any action in violation of Section 8 and/or Section 9, the Company shall be entitled to institute and prosecute proceedings in any court of competent jurisdiction referred to in Section 10(b) below, to enjoin the Executive from breaching the provisions of Section 8 and/or Section 9.

(b)       Any action arising from or under this Agreement must be commenced only in the appropriate state or federal court located in New York County, New York. The Executive and the Company irrevocably and unconditionally submit to the exclusive jurisdiction of such courts and agree to take any and all future action necessary to submit to the jurisdiction of such courts. The Executive and the Company irrevocably waive any objection that they now have or hereafter may have to the laying of venue of any suit, action or proceeding brought in any such court and further irrevocably waive any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Final judgment against the Executive or the Company in any such suit shall be conclusive and may be enforced in other jurisdictions by suit on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and the amount of any liability of the Executive or the Company therein described, or by appropriate proceedings under any applicable treaty or otherwise.

11.          Conflicts of Interest. While employed by the Company, the Executive shall not, unless approved by the Board, directly or indirectly:

(a)       participate as an individual in any way in the benefits of transactions with any of the Company’s Customers or vendors, including, without limitation, having a financial interest in the Company’s Customers or vendors, or making loans to, or receiving loans, from, the Company’s Customers or vendors;

(b)       realize a personal gain or advantage from a transaction in which the Company has an interest or use information obtained in connection with the Executive’s employment with the Company for the Executive’s personal advantage or gain; or

(c)       accept any offer to serve as an officer, director, partner, consultant, manager with, provide services to or to be employed by, a person or entity which does business with the Company.

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12.         Inventions, Ideas, Processes, and Designs. All inventions, ideas, processes, works of authorship, programs, software, and designs (including all improvements) conceived or made by the Executive during the course of his or her employment with the Company (whether or not actually conceived during regular business hours) and for a period of six months subsequent to the termination (whether by expiration of the Term or otherwise) of such employment (“Works”) shall be disclosed in writing promptly to the Company and shall be the sole and exclusive property of the Company, and the Executive hereby assigns all right, title and interest in such Works to the Company. The foregoing applies to Works (a) whether or not such Works are developed or worked on by Executive during Executive’s regular hours of employment with the Company; (b) whether or not developed at the suggestion of the Company; (c) whether or not reduced to drawings, written description, documentation, models or other tangible form; and (d) whether or not related to the general line of business engaged in by the Company, but does not apply to Works that (x) Executive develops entirely on his or her own time or after the date of this Agreement without using the Company’s equipment, supplies, facilities, or Confidential Information; (y) do not relate to the Company’s business, or actual or demonstrably anticipated research or development of the Company at the time of conception or reduction to practice of the Work; and (z) do not result from and are not related to any work performed by Executive for the Company. The Executive shall cooperate with the Company and its attorneys in the preparation of patent and copyright applications for such developments and, upon request, shall promptly assign all such inventions, ideas, processes, and designs to the Company. The decision to file for patent or copyright protection or to maintain such development as a trade secret, or otherwise, shall be in the sole discretion of the Company, and the Executive shall be bound by such decision. The Executive hereby irrevocably assigns to the Company, for no additional consideration, the Executive’s entire right, title and interest in and to all work product and intellectual property rights, including the right to sue, counterclaim and recover for all past, present and future infringement, misappropriation or dilution thereof, and all rights corresponding thereto throughout the world. Nothing contained in this Agreement shall be construed to reduce or limit the Company’s rights, title or interest in any work product or intellectual property rights so as to be less in any respect than the Company would have had in the absence of this Agreement. If applicable, the Executive shall provide as a schedule to this Agreement, a complete list of all inventions, ideas, processes, and designs, if any, patented or unpatented, copyrighted or otherwise, or non-copyrighted, including a brief description, which he or she made or conceived prior to his or her employment with the Company and which therefore are excluded from the scope of this Agreement. References to the Company in this Section 12 shall include the Company, its subsidiaries and affiliates.

13.       Indebtedness. If, during the course of the Executive’s employment under this Agreement, the Executive becomes indebted to the Company for any reason, the Company may, if it so elects, and if permitted by applicable law, set off any sum due to the Company from the Executive and collect any remaining balance from the Executive unless the Executive has entered into a written agreement with the Company.

14.       Assignability. The rights and obligations of the Company under this Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Company, provided that such successor or assign shall acquire all or substantially all of the securities or assets and business of the Company. The Executive’s obligations hereunder may not be assigned or alienated and any attempt to do so by the Executive will be void.

15.	Severability.

(a)       The Executive expressly agrees that the character, duration and geographical scope of the non-competition provisions set forth in this Agreement are reasonable in light of the circumstances as they exist on the date hereof. Should a decision, however, be made at a later date by a court of competent jurisdiction that the character, duration or geographical scope of such provisions is unreasonable, then it is the intention and the agreement of the Executive and the Company that this Agreement shall be construed by the court in such a manner as to impose only those restrictions on the Executive’s conduct that are reasonable in the light of the circumstances and as are necessary to assure to the Company the benefits of this Agreement. If, in any judicial proceeding, a court shall refuse to enforce all of the separate covenants deemed included herein because taken together they are more extensive than necessary to assure to the Company the intended benefits of this Agreement, it is expressly understood and agreed by the parties hereto that the provisions of this Agreement that, if eliminated, would permit the remaining separate provisions to be enforced in such proceeding shall be deemed eliminated, for the purposes of such proceeding, from this Agreement.

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(b)       If any provision of this Agreement otherwise is deemed to be invalid or unenforceable or is prohibited by the laws of the state or jurisdiction where it is to be performed, this Agreement shall be considered divisible as to such provision and such provision shall be inoperative in such state or jurisdiction and shall not be part of the consideration moving from either of the parties to the other. The remaining provisions of this Agreement shall be valid and binding and of like effect as though such provisions were not included.

16.       Notices and Addresses. All notices, offers, acceptance and any other acts under this Agreement (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressees in person, by FedEx or similar receipted delivery, or next business day delivery to the addresses detailed below (or to such other address, as either of them, by notice to the other may designate from time to time), or by e-mail delivery (in which event a copy shall immediately be sent by FedEx or similar receipted delivery), as follows:

To the Company:	VerifyMe, Inc.
801 International Parkway, 5th Floor Lake Mary, FL 32746
Attention: Executive Chairman Email: [***]

With a copy to:	Harter Secrest & Emery LLP
1600 Bausch & Lomb Place Rochester, New York 14604 Attention: Alex R. McClean, Esq. Email: [***]

To the Executive:	the Executive’s email address indicated on the Schedule

17.       Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The execution of this Agreement may be by actual or facsimile signature.

18.       Attorneys’ Fees. In the event that there is any controversy or claim arising out of or relating to this Agreement, or to the interpretation, breach or enforcement thereof, and any action or proceeding is commenced to enforce the provisions of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and expenses (including such fees and costs on appeal).

19.       Governing Law. This Agreement shall be governed or interpreted according to the internal laws of the State of New York without regard to choice of law considerations and all claims relating to or arising out of this Agreement, or the breach thereof, whether sounding in contract, tort, or otherwise, shall also be governed by the laws of the State of New York without regard to choice of law considerations.

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20.       Entire Agreement. This Agreement constitutes the entire Agreement between the parties and supersedes all prior oral and written agreements between the parties hereto with respect to the subject matter hereof. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, except by a statement in writing signed by the party or parties against which enforcement or the change, waiver discharge or termination is sought.

21.       Section and Paragraph Headings. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

22.       Section 280G. In the event that the Executive becomes entitled to any payments or benefits under this Agreement and any portion of such payments or benefits, when combined with any other payments or benefits provided to Executive, which in the absence of this Section 22 would be subject to the tax (the “Excise Tax”) imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), then the amount payable to the Executive under this Agreement shall, either (a) be reduced to the largest amount or greatest right such that none of the amounts payable to the Executive under this Agreement and any other payments or benefits received or to be received by Executive as a result of, or in connection with, an event constituting a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company (within the meaning of Section 280G(b)(2)(A) of the Code) or the termination of employment shall be treated as “parachute payments” within the meaning of Section 280G(b)(2) of the Code or (b) be made in full, with Executive bearing full responsibility for any Excise Tax liability, whichever of (a) or (b) provides the Executive with a larger net after- tax amount. The Company shall cooperate in good faith with the Executive in making such determination, including but not limited to providing the Executive with an estimate of any parachute payments as soon as reasonably practicable prior to an event constituting a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company (within the meaning of Section 280G(b)(2)(A) of the Code). Any reduction pursuant to this Section 22 shall be made in a manner compliant with Section 409A of the Code. This Section 22 shall apply in lieu of any provision applicable to the Executive under any other agreement or arrangement with respect to Section 4999 of the Code. All determinations with respect to this Section 22 shall be made by an independent nationally recognized certified public accounting firm reasonably acceptable to the Executive at the Company’s sole expense. The after tax amount shall be calculated, as applicable, using the maximum marginal income tax rates for each year in which the payment is payable to the Executive (based upon the rates in effect for such year as set forth in the Code at the relevant time).

23.	Section 409A Compliance.

(a)       This Agreement is intended to comply with Section 409A of the Code and the treasury regulations promulgated and other official guidance issued thereunder (collectively, “Section 409A”) or to qualify for an exemption thereunder, and this Agreement shall be construed and administered consistent with such intent. Notwithstanding any other provision of this Agreement to the contrary, payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service (including a voluntary separation from service for good reason that is considered an involuntary separation for purposes of the separation pay exception under Treasury Regulation Section 1.409A-1(n)(2)) or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under this Agreement shall be treated as a separate payment. Any payments to be made under this Agreement upon a termination of employment shall only be made if such termination of employment constitutes a “separation from service” under Section 409A. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement comply with or qualify for an exemption from Section 409A and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest, or other expenses that may be incurred by the Executive on account of non-compliance with Section 409A.

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(b)          Notwithstanding any other provision of this Agreement, if at the time of the Executive’s termination of employment, the Executive is a “specified employee”, determined in accordance with Section 409A, any payments and benefits provided under this Agreement that constitute “nonqualified deferred compensation” subject to Section 409A (e.g., payments and benefits that do not qualify as a short-term deferral or as a separation pay exception) that are provided to the Executive on account of the Executive’s separation from service shall not be paid until the first payroll date to occur following the six-month anniversary of the Executive’s termination date (“Specified Employee Payment Date”). The aggregate amount of any payments that would otherwise have been made during such six-month period shall be paid in a lump sum on the Specified Employee Payment Date without interest and thereafter, any remaining payments shall be paid without delay in accordance with their original schedule. If the Executive dies during the six-month period, any delayed payments shall be paid to the Executive’s estate in a lump sum upon the Executive’s death.

(c)          To the extent required by Section 409A, each reimbursement or in-kind benefit provided under this Agreement shall be provided in accordance with the following:

(1)       the amount of expenses eligible for reimbursement, or in-kind benefits provided, during each calendar year cannot affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year;

(2)       any reimbursement of an eligible expense shall be paid to the Executive on or before the last day of the calendar year following the calendar year in which the expense was incurred; and

(3)       any right to reimbursements or in-kind benefits under this Agreement shall not be subject to liquidation or exchange for another benefit.

[Signature Page to Follow]

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IN WITNESS WHEREOF, the Company and the Executive have executed this Agreement as of the date and year first written above.

VERIFYME, INC.

By:	/s/ Scott Greenberg
Scott Greenberg
Executive Chairman of the Board of Directors

Executive

/s/ Adam Stedham
Adam Stedham

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Schedule

Amended and Restated Employment Agreement Terms Schedule

Executive Name	Adam Stedham
Executive’s Email Address	[***]
Position	President of Precision Logistics
Base Salary	$300,000
Bonus Calculation	Annual bonus potential of up to 50% of Base Salary. Amount of Annual Bonus earned to be based on performance goals set by the Company’s Board of Directors each year.
Number of Weeks of Paid Time-Off	Four (4) weeks
Amount of Salary Severance

If the qualifying termination occurs on or prior to the 6-month anniversary of the Effective Date, then an amount equal to Base Salary that would have otherwise been paid until the conclusion of the Initial Term.

If the qualifying termination occurs after the 6- month anniversary of the Effective Date, then an amount equal to six (6) months of Base Salary.

Benefits Continuation Period	If the qualifying termination occurs on or prior to the 6-month anniversary of the Effective Date, then until the end of the Initial Term had it been completed (i.e., the one year anniversary of the Effective Date).
If the qualifying termination occurs after the 6- month anniversary of the Effective Date, then six (6) months.
Disability Benefits Continuation Period	Six (6) months
Restricted Period	Six (6) months

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Exhibit B

Form of General Release Agreement

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Exhibit C

Form of Indemnification Agreement

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Exhibit 10.3

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is entered into as of February 11, 2026 by and between VerifyMe, Inc., a Nevada corporation (the “Company”), and Jennifer Cola (the “Executive”) which shall be effective subject to and upon the Effective Time as defined in the Agreement and Plan of Merger dated as of even date herewith, by and among the Company, VRME Subsidiary Corp., a Nevada corporation and a direct, wholly owned Subsidiary of the Company, and Open World Ltd., a Cayman Islands exempted company (“Open World”) (the “Effective Date”). Some of the terms of this Employment Agreement are in the attached schedule (the “Schedule”), which is part of this Agreement.

WHEREAS, in its business, the Company has acquired and developed certain trade secrets both as defined by applicable law and the common law, including, but not limited to, proprietary processes, sales methods and techniques, and other like confidential business and technical information, including but not limited to, technical information, design systems, pricing methods, pricing rates or discounts, processes, procedures, formulas, designs of computer software, or improvements, or any portion or phase thereof, whether patented, or not, or unpatentable, that is of any value whatsoever to the Company, as well as information relating to the Company’s Services (as defined in Section 9(a)), information concerning proposed new Services, market feasibility studies, proposed or existing marketing techniques or plans (whether developed or produced by the Company or by any other person or entity for the Company), other Confidential Information (as defined in Section 9(a)) and information about the Company’s executives, officers, and directors, which necessarily will be communicated to the Executive by reason of his or her employment by the Company; and

WHEREAS, as part of the consideration for entering into this Agreement, (i) on the earlier of the Effective Date or September 30, 2026, the Executive’s unvested 24,000 restricted stock units granted to the Executive on May 19, 2025 shall vest and be settled in shares of the Company’s common stock, and (ii) on the Effective Date, (a) the Executive will receive payment of the Executive’s 2025 target bonus in the amount of $90,000, which will be paid in the normal course after the Company’s Form 10-K filing for the year ended December 31, 2025, and (b) the Company will review, on a good faith basis, the Executive’s compensation on or before December 31, 2026 to ensure that it is competitive with similarly situated executives in the industry; and

WHEREAS, the Company has strong and legitimate business interests in preserving and protecting its investment in the Executive, its trade secrets and Confidential Information, and its substantial, significant, or key, relationships with vendors, whether actual or prospective; and

WHEREAS, the Company desires to preserve and protect its legitimate business interests further by restricting competitive activities of the Executive during the term of this Agreement and for a reasonable time following the termination of this Agreement; and

WHEREAS, the Company desires to employ or continue to employ the Executive and to ensure the availability or continued availability to the Company of the Executive’s services, and the Executive is willing to accept such employment and render such services, all upon and subject to the terms and conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth in this Agreement, and intending to be legally bound, the Company and the Executive hereby agree as follows:

1.            Representations and Warranties. The Executive hereby represents and warrants to the Company that he or she (i) is not subject to any non-solicitation or non-competition agreement affecting his or her employment with the Company (other than any prior agreement with the Company or other agreement disclosed on Exhibit A), (ii) is not subject to any confidentiality or nonuse/nondisclosure agreement affecting his or her employment with the Company (other than any prior agreement with the Company), and (iii) has brought to the Company no trade secrets, confidential business information, documents, or other personal property of a prior employer.

2.	Term of Employment.

(a)       Term. The Company hereby employs the Executive, and the Executive hereby accepts employment with the Company. Executive’s employment shall for a one (1) year initial term (the “Initial Term”) and thereafter be on an “at-will” basis. The total employment period, inclusive of the Initial Term, shall hereinafter be referred to as the “Term” of this Agreement. Subject to Section 6, the Company or Executive may terminate Executive’s employment and this Agreement at any time during the Term, including the Initial Term.

(b)       Continuing Effect. Notwithstanding any termination of this Agreement, at the end of the Term or otherwise, the provisions of Sections 6(e), 7, 8, 9, 10, 12, 15, 18, 19, and 23 shall remain in full force and effect and the provisions of Section 9 shall be binding upon the legal representatives, successors and assigns of the Executive.

3.	Duties.

(a)       General Duties. The Executive shall serve in the position indicated in the Schedule, with duties and responsibilities that are customary for such an executive. The Executive shall report to the Company’s Chief Executive Officer. The Executive shall also perform services for such subsidiaries of the Company as may be necessary. The Executive shall use his or her best efforts to perform his or her duties and discharge his or her responsibilities pursuant to this Agreement competently, carefully and faithfully.

(b)       Devotion of Time. Subject to the last two sentences of this Section 3(b), the Executive shall devote such time, attention and energies to the affairs of the Company and its subsidiaries and affiliates as are necessary to perform his or her duties and responsibilities pursuant to this Agreement. Other than as disclosed on Exhibit A, the Executive shall not enter the employ of or serve as a consultant to, or in any way perform any services with or without compensation to, any other persons, business, or organization, without the prior consent of the Board of Directors of the Company (the “Board”). Notwithstanding the above, the Executive shall be permitted to devote a limited amount of his or her time, to professional, charitable or similar organizations, including, but not limited to, serving as a non-executive director or an advisor to a board of directors, committee of any company or organization provided that such activities do not interfere with the Executive’s performance of his or her duties and responsibilities as provided hereunder, and the consent for such service shall not be unreasonably denied or delayed by the Board.

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(c)       Location of Office. The Executive’s principal office shall be his or her home or other location where he or she may be from time-to-time. The Executive’s job responsibilities shall include all business travel necessary for the performance of his or her job.

(d)       Adherence to Inside Information Policies. The Executive acknowledges that the Company is publicly-held and, as a result, has implemented inside information policies designed to preclude its executives and those of its subsidiaries from violating the federal securities laws by trading on material, non-public information or passing such information on to others in breach of any duty owed to the Company, or any third party. The Executive shall promptly execute any agreements generally distributed by the Company to its employees requiring such employees to abide by its inside information policies.

4.	Compensation and Expenses.

(a)       Salary. For the services of the Executive to be rendered under this Agreement, the Company shall pay the Executive the annual salary indicated on the Schedule (the “Base Salary”), less such deductions as shall be required to be withheld by applicable law and regulations payable in accordance with the Company’s customary payroll practices. The Executive’s Base Salary shall be reviewed at least annually by the Board to ensure that it is competitive with similarly situated executives in the industry and the Board may, but shall not be required to, increase the Base Salary during the Term. However, the Executive’s Base Salary may not be decreased during the Term.

(b)       Equity Award. On the Effective Date, the Company’s Board shall have granted Executive the award grants indicated on the Schedule. The Executive shall be entitled to participate in any equity incentive or bonus programs on a basis which is no less favorable than is provided to other similarly situated executives of the Company.

(c)       Annual Bonus. The Executive shall be eligible to receive an annual cash bonus, less such deductions as shall be required to be withheld by applicable law and regulations payable in accordance with the Company’s customary payroll practices, in an amount up to 50% of the Base Salary (the “Annual Bonus”). The Annual Bonus shall be calculated as set forth on the Schedule. Annual Bonuses will be paid no later than March 15 of the calendar year following the calendar year for which the bonus performance period pertains. Except as set forth in Section 6, the Executive must remain employed by the Company on the actual payment date in order to earn and receive any Annual Bonus.

(d)       Expenses. In addition to any compensation received pursuant to this Section 4, the Company will reimburse or advance funds to the Executive for all reasonable documented travel (including travel expenses incurred by the Executive related to his or her travel to the Company’s other offices), entertainment and miscellaneous expenses incurred in connection with the performance of his or her duties under this Agreement, provided that the Executive properly provides a written accounting of such expenses to the Company in accordance with the Company’s expense reimbursement policies and procedures.

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5.	Benefits.

(a)       Paid Time Off. The Executive will be entitled to the number of weeks of Paid Time Off indicated on the Schedule without loss of compensation or other benefits to which he or she is entitled under this Agreement, to be taken at such times as the Executive may select and the affairs of the Company may permit, with the understanding that vacation days will not be specifically counted, and no compensation, shall be granted for unused days.

(b)       Employee Benefits. During the Term, the Executive shall be entitled to participate in all employee benefit plans, practices and programs maintained by the Company, as in effect from time to time (collectively, “Employee Benefit Plans”), on a basis which is no less favorable than is provided to other similarly situated executives of the Company, to the extent consistent with applicable law and the terms of the applicable Employee Benefit Plans. The Company reserves the right to amend or cancel any Employee Benefit Plans at any time in its sole discretion, subject to the terms of such Employee Benefit Plan and applicable law.

6.	Termination.

(a)       Death or Disability. Except as otherwise provided in this Agreement, this Agreement shall automatically terminate upon the death or disability of the Executive. For purposes of this Section 6(a), “disability” shall mean (i) the Executive is unable to engage in his or her customary duties (with or without reasonable accommodation) by reason of any medically determinable physical or mental impairment that can be expected to result in death, or last for a continuous period of not less than 12 months; (ii) the Executive is, by reason of any medically determinable physical or mental impairment that can be expected to result in death, or last for continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company; or (iii) the Executive is determined to be totally disabled by the Social Security Administration. Any question as to the existence of a disability shall be determined by the written opinion of the Executive’s regularly attending physician (or his or her guardian) (or the Social Security Administration, where applicable) and me made in accordance with the Americans with Disabilities Act or other applicable law. In the event that the Executive’s employment is terminated by reason of Executive’s death or disability, the Company shall pay the following to the Executive or his or her personal representative: (i) any accrued but unpaid Base Salary for services rendered through the date of termination, (ii) accrued but unpaid expenses required to be reimbursed under this Agreement, (iii) any Annual Bonus for which the Executive completed the applicable calendar performance year but has not yet earned solely as a result of termination prior to the payment date (an “Annual Bonus Payout”) and (iv) accelerated vesting of all outstanding equity awards held by the Executive. The Executive (or his or her estate) shall receive the payments provided herein at such times as he or she would have received them if there was no death or disability. Additionally, if the Executive’s employment is terminated because of disability, any benefits (except perquisites) to which the Executive may be entitled pursuant to Section 5(b) hereof shall continue to be paid or provided by the Company, as the case may be, for the Disability Benefits Continuation Period indicated on the Schedule, subject to the terms of any applicable plan or insurance contract and applicable law provided that such benefits are exempt from Section 409A (as defined in Section 23(a)) by reason of Treasury Regulation Section 1.409A- 1(a)(5) or otherwise. In the event all or a portion of the benefits to which the Executive was entitled pursuant to Section 5(b) hereof are subject to Section 409A, the Executive shall not be entitled to the benefits that are subject to Section 409A subsequent to the “applicable 2 ½ month period” (as such term is defined under Treasury Regulation Section 1.409A-1(b)(4)(i)(A)).

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(b)       Termination by the Company for Cause or by the Executive Without Good Reason. The Company may terminate the Executive’s employment pursuant to the terms of this Agreement at any time for Cause (as defined below) by giving the Executive written notice of termination. Such termination shall become effective upon the giving of such notice. The Executive may terminate his or her employment pursuant to the terms of this Agreement at any time without Good Reason (as defined in Section 6(c)) by giving the Company at least sixty (60) days’ written notice of resignation. Such termination shall become effective upon the date provided by the Executive; provided, however, that the Company may relieve the Executive of any duties during such notice period without causing Good Reason. Upon any such termination for Cause or such resignation without Good Reason, then the Executive shall have no right to compensation, or reimbursement under Section 4, or to participate in any Executive benefit programs under Section 5, except as may otherwise be provided for by law, for any period subsequent to the effective date of termination. For purposes of this Agreement, “Cause” shall mean: (i) the Executive is convicted of, or pleads guilty or nolo contendere to, a felony related to the business of the Company; (ii) the Executive, in carrying out his or her duties hereunder, has acted with gross negligence or intentional misconduct resulting, in any case, in material harm to the Company; (iii) the Executive misappropriates Company funds or otherwise defrauds the Company including a material amount of money or property; (iv) the Executive breaches his or her fiduciary duty to the Company resulting in material profit to him or her, directly or indirectly; (v) the Executive materially breaches any agreement with the Company and fails to cure such breach within 10 days of receipt of notice, unless the act is incapable of being cured; (vi) the Executive breaches any provision of Section 8 or Section 9; (vii) the Executive becomes subject to a preliminary or permanent injunction issued by a United States District Court enjoining the Executive from violating any securities law administered or regulated by the Securities and Exchange Commission; (viii) the Executive becomes subject to a cease and desist order or other order issued by the Securities and Exchange Commission after an opportunity for a hearing; (ix) the Executive refuses to carry out a resolution adopted by the Company’s Board at a meeting in which the Executive was offered a reasonable opportunity to argue that the resolution should not be adopted; or (x) the Executive abuses alcohol or drugs in a manner that interferes with the successful performance of his or her duties.

(c)       Termination by the Company Without Cause or by Executive for Good Reason.

(1)       This Agreement may be terminated: (i) by the Executive for Good Reason (as defined below) and (ii) by the Company without Cause.

(2)       In the event this Agreement is terminated by the Executive for Good Reason or by the Company without Cause, the Executive shall be entitled to the following:

(A)       any accrued but unpaid Base Salary for services rendered through the date of termination;

(B)       any accrued but unpaid expenses required to be reimbursed under this Agreement;

(C)      a prorated portion of the Annual Bonus earned for the portion of the calendar year the Executive is employed by the Company before this Agreement is terminated pursuant to this Section 6(c);

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(D)       the Annual Bonus Payout, if applicable;

(E)        a payment equal to the amount of salary severance indicated on the Schedule (the “Salary Severance”);

(F)        accelerated vesting of all outstanding equity awards held by the Executive; and

(G)       any benefits (except perquisites) to which the Executive was entitled pursuant to Section 5(b) hereof shall continue to be paid or provided by the Company, as the case may be, for the Benefits Continuation Period indicated on the Schedule, subject to the terms of any applicable plan or insurance contract and applicable law provided that such benefits are exempt from Section 409A by reason of Treasury Regulation Section 1.409A-1(a)(5) or otherwise. In the event all or a portion of the benefits to which the Executive was entitled pursuant to Section 5(b) hereof are subject to Section 409A, the Executive shall not be entitled to the benefits that are subject to Section 409A subsequent to the “applicable 2 ½ month period” (as such term is defined under Treasury Regulation Section 1.409A-1(b)(4)(i)(A)).

(subparts (C)–(G) collectively, the “Severance Entitlements”).

(3)       In the event of a termination for Good Reason or without Cause, the payment of the Salary Amount shall be made at the same times as the Company pays compensation to its employees over the applicable monthly period and any other payments owed under Section 6(c) shall be promptly paid. Provided, however, that any balance of the Salary Severance remaining due on the “applicable 2 ½ month period” (as such term is defined under Treasury Regulation Section 1.409A-1(b)(4)(i)(A)) after the end of the tax year in which the Executive’s employment is terminated or the Term ends shall be paid on the last day of the applicable 2½ month period. The Severance Entitlements, including payment of the Sa;aru Severance and the acceleration of the vesting of outstanding equity awards, shall be conditioned on the Executive signing an effective and non-revocable Agreement and General Release (in the form attached hereto as Exhibit B, with such revisions as counsel to the Company deems necessary) which releases the Company, Open World and any of their respective affiliates (including its officers, directors and their affiliates) from any liability under this Agreement or related to the Executive’s employment with the Company provided that (x) the payment of the Salary Severance is made on or before the 90th day following the Executive’s termination of employment; (y) such Agreement and General Release is executed by the Executive, submitted to the Company, and the statutory period during which the Executive is entitled to revoke the Agreement and General Release under applicable law has expired on or before that 90th day; and (z) in the event that the 90 day period begins in one taxable year and ends in a second taxable year, then the payment of the Salary Severance shall be made in the second taxable year.

The term “Good Reason” shall mean: (i) a material diminution in the Executive’s authority, duties or responsibilities due to no fault of the Executive other than temporarily while the Executive is physically or mentally incapacitated or as required by applicable law; (ii) any other action or inaction that constitutes a material breach by the Company under this Agreement; or (iii) the relocation of Executive’s principal workplace by more than 50 miles (excluding remote only work) .

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Prior to the Executive terminating his or her employment with the Company for Good Reason, the Executive must provide written notice to the Company, within 30 days following the Executive’s initial awareness of the existence of such condition, that such Good Reason exists and setting forth in detail the grounds the Executive believes constitutes Good Reason. If the Company does not cure the condition(s) constituting Good Reason within 30 days following receipt of such notice, then the Executive’s employment shall be deemed terminated for Good Reason.

(d)       Any termination made by the Company under this Agreement shall be approved by the Board.

(e)       Upon (1) any termination of the Executive’s employment, or (2) the Company’s request at any time during the Executive’s employment, the Executive shall (i) provide or return to the Company any and all Company property, including keys, key cards, access cards, security devices, employer credit cards, network access devices, computers, cell phones, smartphones, manuals, work product, thumb drives or other removable information storage devices, and hard drives, and all Company documents and materials belonging to the Company and stored in any fashion, including but not limited to those that constitute or contain any Confidential Information or work product, that are in the possession or control of the Executive, whether they were provided to the Executive by the Company or any of its business associates or created by the Executive in connection with his or her employment by the Company; and (ii) delete or destroy all copies of any such documents and materials not returned to the Company that remain in the Executive’s possession or control, including those stored on any non- Company devices, networks, storage locations and media in the Executive’s possession or control.

7.       Indemnification. As provided in an Indemnification Agreement to be entered into or previously entered into between the Company and the Executive, a copy of which is annexed as Exhibit C, the Company shall indemnify the Executive, to the maximum extent permitted by applicable law, against all costs, charges and expenses incurred or sustained by him or her in connection with any action, suit, administrative action, or other proceeding (including any investigation conducted by any governmental body) to which he or she may be made a party by reason of him or her being an officer, director or employee of the Company or of any subsidiary or affiliate of the Company. The Company shall provide, at its expense, directors and officers insurance for the Executive in amounts and for a term consistent with industry standards.

8.	Non-Competition Agreement.

(a)       Competition with the Company. Until termination of his or her employment and for the Restricted Period indicated on the Schedule and commencing on the date of termination, the Executive (individually or in association with, or as a shareholder, director, officer, consultant, employee, partner, joint venturer, member, or otherwise, of or through any person, firm, corporation, partnership, association or other entity) shall not, directly or indirectly, compete with the Company (which for the purpose of this Agreement also includes any of its subsidiaries or affiliates) by acting as an officer (or comparable position) of, owning an interest in, or providing services to any entity within any metropolitan area in the United States or other country in which the Company was actually engaged in business as of the time of termination of employment or where the Company reasonably expected to engage in business within three months of the date of termination of employment. For purposes of this Agreement, the term “compete with the Company” shall refer to any business activity in which the Company was engaged as of the termination of the Executive’s employment or reasonably expected to engage in within three months of termination of employment; provided, however, the foregoing shall not prevent the Executive from (i) accepting employment with an enterprise engaged in two or more lines of business, one of which is the same or similar to the Company’s business (the “Prohibited Business”) if the Executive’s employment is totally unrelated to the Prohibited Business, (ii) competing in a country where as of the time of the alleged violation the Company has ceased engaging in business, or (iii) competing in a line of business which as of the time of the alleged violation the Company has either ceased engaging in or publicly announced or disclosed that it intends to cease engaging in; provided, further, the foregoing shall not prohibit the Executive from owning up to five percent of the securities of any publicly-traded enterprise provided as long as the Executive is not a director, officer, consultant, employee, partner, joint venturer, manager, or member of, or to such enterprise, or otherwise compensated for services rendered thereby.

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(b)       Solicitation of Customers. During the periods in which the provisions of Section 8(a) shall be in effect, the Executive, directly or indirectly, will not seek nor accept Prohibited Business from any Customer (as defined below) on behalf of any enterprise or business other than the Company, refer Prohibited Business from any Customer to any enterprise or business other than the Company or receive commissions based on sales or otherwise relating to the Prohibited Business from any Customer, or any enterprise or business other than the Company. For purposes of this Agreement, the term “Customer” means any person, firm, corporation, partnership, limited liability company, association or other entity to which the Company or any of its affiliates sold or provided goods or services during the 24-month period prior to the time at which any determination is required to be made as to whether any such person, firm, corporation, partnership, limited liability company, association or other entity is a Customer, or who or which was approached by or who or which has approached an employee of the Company for the purpose of soliciting business from the Company or the third party, as the case may be. Provided, however, the goods or services must be competitive in some respect to the Company’s business during such time.

(c)       Solicitation of Employees. During the period in which the provisions of Sections 8(a) and 8(b) shall be in effect, the Executive agrees that he or she shall not, directly or indirectly, request, recommend or advise any employee of the Company to terminate his or her employment with the Company, for the purposes of providing services for a Prohibited Business, or solicit for employment or recommend to any third party the solicitation for employment of any individual who was employed by the Company or any of its subsidiaries and affiliates at any time during the one year period preceding the Executive’s termination of employment.

(d)       Non-disparagement. The Executive agrees that, after the end of his or her employment, he or she will refrain from making, in writing or orally, any unfavorable comments about the Company, its operations, policies, or procedures that would be likely to injure the Company’s reputation or business prospects; provided, however, that nothing herein shall preclude the Executive from responding truthfully to a lawful subpoena or other compulsory legal process or from providing truthful information in response to an investigation conducted by any governmental body or otherwise required by law.

(e)       No Payment. The Executive acknowledges and agrees that no separate or additional payment will be required to be made to him or her in consideration of his or her undertakings in this Section 8, and confirms he or she has received adequate consideration for such undertakings.

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(f)       References. References to the Company in this Section 8 shall include the Company’s and Open World’s subsidiaries and affiliates.

9.	Non-Disclosure of Confidential Information.

(a)       Confidential Information. For purposes of this Agreement, “Confidential Information” means all confidential and proprietary information of the Company, whether in graphic, written, electronic or oral form, including without limitation information relating to the Company’s business, strategies, designs, products, services and technologies, processes, policies, procedures, techniques, designs, drawings, know-how, show- how, technical information, specifications, computer software and source code, information and data relating to the development, research, testing, costs, marketing, and uses of the Company’s products and services (including to the extent under development), the Company’s budgets and strategic plans, and the identity and special needs of Customers, vendors, and suppliers, subjects and databases, data, and all technology relating to the Company’s businesses, systems, methods of operation, and Customer lists and information, solicitation leads, marketing and advertising materials, methods and manuals and forms, all of which pertain to the activities or operations of the Company, the names, home addresses and all telephone numbers and e-mail addresses of the Company’s directors, employees, officers, executives, former executives, and Customer, vendor and supplier contacts. Confidential Information also includes, without limitation, Confidential Information received from the Company’s subsidiaries, affiliates, Customers, vendors and suppliers. Confidential Information also includes information of third parties disclosed to Executive by the Company or such third party in connection with such third party’s relationship with the Company. For purposes of this Agreement, the following will not constitute Confidential Information (i) information which is or subsequently becomes generally available to the public through no act or fault of the Executive, (ii) information set forth in the written records of the Executive prior to disclosure to the Executive by or on behalf of the Company which information is given to the Company in writing as of or prior to the date of this Agreement, and (iii) information which is lawfully obtained by the Executive in writing from a third party (excluding any affiliates of the Executive) who lawfully acquired the confidential information and who did not acquire such confidential information or trade secret, directly or indirectly, from the Executive or the Company or its subsidiaries or affiliates and who has not breached any duty of confidentiality. As used herein, the term “Services” shall include all services offered for sale and marketed by the Company during the Term.

(b)       Legitimate Business Interests. The Executive recognizes that the Company has legitimate business interests to protect and as a consequence, the Executive agrees to the restrictions contained in this Agreement because they further the Company’s legitimate business interests. These legitimate business interests include, but are not limited to (i) trade secrets; (ii) valuable confidential business, technical, and/or professional information that otherwise may not qualify as trade secrets, including, but not limited to, all Confidential Information; (iii) substantial, significant, or key relationships with specific prospective or existing Customers, vendors or suppliers; (iv) Customer goodwill associated with the Company’s business; and (v) specialized training relating to the Company’s technology, products, services, methods, operations and procedures. Notwithstanding the foregoing, nothing in this Section 9(b) shall be construed to impose restrictions greater than those imposed by other provisions of this Agreement.

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(c)       Confidentiality. During the Term of this Agreement and following termination of employment, for any reason, the Confidential Information shall be held by the Executive in the strictest confidence and shall not, without the prior express written consent of the Company, be disclosed to any person other than in connection with the Executive’s employment by the Company. The Executive further acknowledges that such Confidential Information as is acquired and used by the Company or its subsidiaries or affiliates is a special, valuable and unique asset. The Executive shall exercise all due and diligent precautions to protect the integrity of the Company’s Confidential Information and to keep it confidential whether it is in written form, on electronic media, oral, or otherwise. The Executive shall not copy any Confidential Information except to the extent necessary to his or her employment nor remove any Confidential Information or copies thereof from the Company’s premises except to the extent necessary to his or her employment. All records, files, materials and other Confidential Information obtained by the Executive in the course of his or her employment with the Company are confidential and proprietary and shall remain the exclusive property of the Company. The Executive shall not, except in connection with and as required by his or her performance of his or her duties under this Agreement, for any reason use for his or her own benefit or the benefit of any person or entity other than the Company or disclose any such Confidential Information to any person, firm, corporation, association or other entity for any reason or purpose whatsoever without the prior express written consent of an executive officer of the Company (excluding the Executive). If Executive becomes compelled by law, regulation (including without limitation the rules of any applicable securities exchange), court order, or other governmental authority to disclose any Confidential Information, except as may be protected below, Executive shall, to the extent possible and permissible under applicable law, first give the Company prompt notice. Executive agrees to cooperate reasonably with the Company in any proceeding to obtain a protective order or other remedy. If such protective order or other remedy is not obtained, Executive shall only disclose that portion of such Confidential Information required to be disclosed, in the opinion of Executive’s legal counsel. Executive shall request that confidential treatment be accorded such Confidential Information, where available. Compulsory disclosures made pursuant to this Section shall not relieve Executive of his or her obligations of confidentiality and non-use with respect to non-compulsory disclosures.

(d)       References. References to the Company in this Section 9 shall include the Company’s and Open World’s subsidiaries and affiliates.

(e)       Whistleblowing. Notwithstanding the foregoing, nothing in this Agreement shall (i) prohibit the Executive from making reports of possible violations of federal law or regulation to any governmental agency or entity in accordance with the provisions of and rules promulgated under Section 21F of the Securities Exchange Act of 1934 or Section 806 of the Sarbanes-Oxley Act of 2002, or of any other whistleblower protection provisions of state or federal law or regulation, or (ii) require notification or prior approval by the Company of any reporting described in clause (i).

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(f)       Trade Secrets. Pursuant to The Defend Trade Secrets Act (18 USC § 1833(b)), the Executive may not be held criminally or civilly liable under any federal or state trade secret law for disclosure of a trade secret: (i) made in confidence to a government official, either directly or indirectly, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law; and/or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Additionally, the Executive, if suing the Company for retaliation based on the reporting of a suspected violation of law, may disclose a trade secret to his or her attorney and use the trade secret information in the court proceeding, so long as any document containing the trade secret is filed under seal and the Executive does not disclose the trade secret except pursuant to court order.

10.	Equitable Relief.

(a)       The Company and the Executive recognize that the services to be rendered under this Agreement by the Executive are special, unique and of extraordinary character, and that in the event of the breach by the Executive of the terms and conditions of this Agreement or if the Executive, without the prior express consent of the Board, shall leave his or her employment for any reason and/or take any action in violation of Section 8 and/or Section 9, the Company shall be entitled to institute and prosecute proceedings in any court of competent jurisdiction referred to in Section 10(b) below, to enjoin the Executive from breaching the provisions of Section 8 and/or Section 9.

(b)       Any action arising from or under this Agreement must be commenced only in the appropriate state or federal court located in New York County, New York. The Executive and the Company irrevocably and unconditionally submit to the exclusive jurisdiction of such courts and agree to take any and all future action necessary to submit to the jurisdiction of such courts. The Executive and the Company irrevocably waive any objection that they now have or hereafter may have to the laying of venue of any suit, action or proceeding brought in any such court and further irrevocably waive any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Final judgment against the Executive or the Company in any such suit shall be conclusive and may be enforced in other jurisdictions by suit on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and the amount of any liability of the Executive or the Company therein described, or by appropriate proceedings under any applicable treaty or otherwise.

11.       Conflicts of Interest. While employed by the Company, the Executive shall not, unless approved by the Board, directly or indirectly:

(a)       participate as an individual in any way in the benefits of transactions with any of the Company’s Customers or vendors, including, without limitation, having a financial interest in the Company’s Customers or vendors, or making loans to, or receiving loans, from, the Company’s Customers or vendors;

(b)       realize a personal gain or advantage from a transaction in which the Company has an interest or use information obtained in connection with the Executive’s employment with the Company for the Executive’s personal advantage or gain; or

(c)       accept any offer to serve as an officer, director, partner, consultant, manager with, provide services to or to be employed by, a person or entity which does business with the Company.

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12.       Inventions, Ideas, Processes, and Designs. All inventions, ideas, processes, works of authorship, programs, software, and designs (including all improvements) conceived or made by the Executive during the course of his or her employment with the Company (whether or not actually conceived during regular business hours) and for a period of six months subsequent to the termination (whether by expiration of the Term or otherwise) of such employment (“Works”) shall be disclosed in writing promptly to the Company and shall be the sole and exclusive property of the Company, and the Executive hereby assigns all right, title and interest in such Works to the Company. The foregoing applies to Works (a) whether or not such Works are developed or worked on by Executive during Executive’s regular hours of employment with the Company; (b) whether or not developed at the suggestion of the Company; (c) whether or not reduced to drawings, written description, documentation, models or other tangible form; and (d) whether or not related to the general line of business engaged in by the Company, but does not apply to Works that (x) Executive develops entirely on his or her own time or after the date of this Agreement without using the Company’s equipment, supplies, facilities, or Confidential Information; (y) do not relate to the Company’s business, or actual or demonstrably anticipated research or development of the Company at the time of conception or reduction to practice of the Work; and (z) do not result from and are not related to any work performed by Executive for the Company. The Executive shall cooperate with the Company and its attorneys in the preparation of patent and copyright applications for such developments and, upon request, shall promptly assign all such inventions, ideas, processes, and designs to the Company. The decision to file for patent or copyright protection or to maintain such development as a trade secret, or otherwise, shall be in the sole discretion of the Company, and the Executive shall be bound by such decision. The Executive hereby irrevocably assigns to the Company, for no additional consideration, the Executive’s entire right, title and interest in and to all work product and intellectual property rights, including the right to sue, counterclaim and recover for all past, present and future infringement, misappropriation or dilution thereof, and all rights corresponding thereto throughout the world. Nothing contained in this Agreement shall be construed to reduce or limit the Company’s rights, title or interest in any work product or intellectual property rights so as to be less in any respect than the Company would have had in the absence of this Agreement. If applicable, the Executive shall provide as a schedule to this Agreement, a complete list of all inventions, ideas, processes, and designs, if any, patented or unpatented, copyrighted or otherwise, or non-copyrighted, including a brief description, which he or she made or conceived prior to his or her employment with the Company and which therefore are excluded from the scope of this Agreement. References to the Company in this Section 12 shall include the Company, its subsidiaries and affiliates.

13.       Indebtedness. If, during the course of the Executive’s employment under this Agreement, the Executive becomes indebted to the Company for any reason, the Company may, if it so elects, and if permitted by applicable law, set off any sum due to the Company from the Executive and collect any remaining balance from the Executive unless the Executive has entered into a written agreement with the Company.

14.       Assignability. The rights and obligations of the Company under this Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Company, provided that such successor or assign shall acquire all or substantially all of the securities or assets and business of the Company. The Executive’s obligations hereunder may not be assigned or alienated and any attempt to do so by the Executive will be void.

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15.	Severability.

(a)       The Executive expressly agrees that the character, duration and geographical scope of the non-competition provisions set forth in this Agreement are reasonable in light of the circumstances as they exist on the date hereof. Should a decision, however, be made at a later date by a court of competent jurisdiction that the character, duration or geographical scope of such provisions is unreasonable, then it is the intention and the agreement of the Executive and the Company that this Agreement shall be construed by the court in such a manner as to impose only those restrictions on the Executive’s conduct that are reasonable in the light of the circumstances and as are necessary to assure to the Company the benefits of this Agreement. If, in any judicial proceeding, a court shall refuse to enforce all of the separate covenants deemed included herein because taken together they are more extensive than necessary to assure to the Company the intended benefits of this Agreement, it is expressly understood and agreed by the parties hereto that the provisions of this Agreement that, if eliminated, would permit the remaining separate provisions to be enforced in such proceeding shall be deemed eliminated, for the purposes of such proceeding, from this Agreement.

(b)       If any provision of this Agreement otherwise is deemed to be invalid or unenforceable or is prohibited by the laws of the state or jurisdiction where it is to be performed, this Agreement shall be considered divisible as to such provision and such provision shall be inoperative in such state or jurisdiction and shall not be part of the consideration moving from either of the parties to the other. The remaining provisions of this Agreement shall be valid and binding and of like effect as though such provisions were not included.

16.       Notices and Addresses. All notices, offers, acceptance and any other acts under this Agreement (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressees in person, by FedEx or similar receipted delivery, or next business day delivery to the addresses detailed below (or to such other address, as either of them, by notice to the other may designate from time to time), or by e-mail delivery (in which event a copy shall immediately be sent by FedEx or similar receipted delivery), as follows:

To the Company:	VerifyMe, Inc.
801 International Parkway, 5th Floor
Lake Mary, FL 32746
Attention: Executive Chairman
Email: [***]

With a copy to:	Harter Secrest & Emery LLP
1600 Bausch & Lomb Place
Rochester, New York 14604 Attention: Alex R. McClean, Esq. Email: [***]

To the Executive:	the Executive’s email address indicated on the Schedule

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17.       Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The execution of this Agreement may be by actual or facsimile signature.

18.       Attorneys’ Fees. In the event that there is any controversy or claim arising out of or relating to this Agreement, or to the interpretation, breach or enforcement thereof, and any action or proceeding is commenced to enforce the provisions of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and expenses (including such fees and costs on appeal).

19.       Governing Law. This Agreement shall be governed or interpreted according to the internal laws of the State of New York without regard to choice of law considerations and all claims relating to or arising out of this Agreement, or the breach thereof, whether sounding in contract, tort, or otherwise, shall also be governed by the laws of the State of New York without regard to choice of law considerations.

20.       Entire Agreement. This Agreement constitutes the entire Agreement between the parties and supersedes all prior oral and written agreements between the parties hereto with respect to the subject matter hereof. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, except by a statement in writing signed by the party or parties against which enforcement or the change, waiver discharge or termination is sought.

21.       Section and Paragraph Headings. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

22.       Section 280G. In the event that the Executive becomes entitled to any payments or benefits under this Agreement and any portion of such payments or benefits, when combined with any other payments or benefits provided to Executive, which in the absence of this Section 22 would be subject to the tax (the “Excise Tax”) imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), then the amount payable to the Executive under this Agreement shall, either (a) be reduced to the largest amount or greatest right such that none of the amounts payable to the Executive under this Agreement and any other payments or benefits received or to be received by Executive as a result of, or in connection with, an event constituting a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company (within the meaning of Section 280G(b)(2)(A) of the Code) or the termination of employment shall be treated as “parachute payments” within the meaning of Section 280G(b)(2) of the Code or (b) be made in full, with Executive bearing full responsibility for any Excise Tax liability, whichever of (a) or (b) provides the Executive with a larger net after- tax amount. The Company shall cooperate in good faith with the Executive in making such determination, including but not limited to providing the Executive with an estimate of any parachute payments as soon as reasonably practicable prior to an event constituting a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company (within the meaning of Section 280G(b)(2)(A) of the Code). Any reduction pursuant to this Section 22 shall be made in a manner compliant with Section 409A of the Code. This Section 22 shall apply in lieu of any provision applicable to the Executive under any other agreement or arrangement with respect to Section 4999 of the Code. All determinations with respect to this Section 22 shall be made by an independent nationally recognized certified public accounting firm reasonably acceptable to the Executive at the Company’s sole expense. The after tax amount shall be calculated, as applicable, using the maximum marginal income tax rates for each year in which the payment is payable to the Executive (based upon the rates in effect for such year as set forth in the Code at the relevant time).

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23.	Section 409A Compliance.

(a)       This Agreement is intended to comply with Section 409A of the Code and the treasury regulations promulgated and other official guidance issued thereunder (collectively, “Section 409A”) or to qualify for an exemption thereunder, and this Agreement shall be construed and administered consistent with such intent. Notwithstanding any other provision of this Agreement to the contrary, payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service (including a voluntary separation from service for good reason that is considered an involuntary separation for purposes of the separation pay exception under Treasury Regulation Section 1.409A-1(n)(2)) or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under this Agreement shall be treated as a separate payment. Any payments to be made under this Agreement upon a termination of employment shall only be made if such termination of employment constitutes a “separation from service” under Section 409A. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement comply with or qualify for an exemption from Section 409A and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest, or other expenses that may be incurred by the Executive on account of non-compliance with Section 409A.

(b)       Notwithstanding any other provision of this Agreement, if at the time of the Executive’s termination of employment, the Executive is a “specified employee”, determined in accordance with Section 409A, any payments and benefits provided under this Agreement that constitute “nonqualified deferred compensation” subject to Section 409A (e.g., payments and benefits that do not qualify as a short-term deferral or as a separation pay exception) that are provided to the Executive on account of the Executive’s separation from service shall not be paid until the first payroll date to occur following the six-month anniversary of the Executive’s termination date (“Specified Employee Payment Date”). The aggregate amount of any payments that would otherwise have been made during such six-month period shall be paid in a lump sum on the Specified Employee Payment Date without interest and thereafter, any remaining payments shall be paid without delay in accordance with their original schedule. If the Executive dies during the six-month period, any delayed payments shall be paid to the Executive’s estate in a lump sum upon the Executive’s death.

(c)       To the extent required by Section 409A, each reimbursement or in-kind benefit provided under this Agreement shall be provided in accordance with the following:

(1)       the amount of expenses eligible for reimbursement, or in-kind benefits provided, during each calendar year cannot affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year;

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(2)       any reimbursement of an eligible expense shall be paid to the Executive on or before the last day of the calendar year following the calendar year in which the expense was incurred; and

(3)       any right to reimbursements or in-kind benefits under this Agreement shall not be subject to liquidation or exchange for another benefit.

[Signature Page to Follow]

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IN WITNESS WHEREOF, the Company and the Executive have executed this Agreement as of the date and year first written above.

VERIFYME, INC.

By:	/s/ Scott Greenberg
Scott Greenberg Executive Chairman of the Board of Directors

Executive

/s/ Jennifer Cola
Jennifer Cola

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Schedule

Employment Agreement Terms Schedule

Executive Name	Jennifer Cola
Executive’s Email Address	[***]
Position	Chief Financial Officer
Base Salary	$180,000
Bonus Calculation	Annual bonus potential of up to 50% of Base Salary. Amount of Annual Bonus earned to be based on performance goals set by the Company’s Board of Directors each year.
Number of Weeks of Paid Time-Off	Four (4) weeks
Amount of Severance

If the qualifying termination occurs on or prior to the 6-month anniversary of the Effective Date, then an amount equal to Base Salary that would have otherwise been paid until the conclusion of the Initial Term.

If the qualifying termination occurs after the 6- month anniversary of the Effective Date, then an amount equal to six (6) months of Base Salary.

Benefits Continuation Period	If the qualifying termination occurs on or prior to the 6-month anniversary of the Effective Date, then until the end of the Initial Term had it been completed (i.e., the one year anniversary of the Effective Date).
If the qualifying termination occurs after the 6- month anniversary of the Effective Date, then six (6) months.
Disability Benefits Continuation Period	Six (6) months
Restricted Period	Six (6) months
Equity Compensation	A restricted stock award of 130,000 shares issued pursuant to the Company’s 2020 Equity Incentive Plan, which will be granted and immediately vest in full on the Effective Date.

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Exhibit B

Form of General Release Agreement

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Exhibit C

Form of Indemnification Agreement

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Exhibit 99.1

Open World and VerifyMe Sign Definitive Merger Agreement

Agreement sets the foundation for a NASDAQ-listed institutional-grade real-world asset tokenization company

LAKE MARY, Fla., February 12, 2026 – (BUSINESS WIRE) – VerifyMe, Inc. (NASDAQ: VRME) (“VerifyMe”), a provider of authentication and precision logistics technologies and Open World Ltd. (“Open World”), a blockchain infrastructure and real-world asset (“RWA”) tokenization platform, today announced the execution of an Agreement and Plan of Merger (“Agreement”). The merger positions the combined entity as a leading infrastructure provider in the digital asset and tokenization sector.

“We are pleased to announce the next step in our plan to merge with Open World to align our complementary strengths,” said Adam Stedham, CEO of VerifyMe. “We believe the combined platform will deliver durable infrastructure and governance that supports digital asset innovation and long-term shareholder value.”

The combined entity is expected to focus on token listings, regulated digital asset infrastructure, enterprise-grade compliance frameworks and institutional RWA tokenization across multiple jurisdictions.

“This agreement represents a meaningful inflection point for both organizations,” said Matt Shaw, co-founder and CEO of Open World. “As institutional demand for regulated digital asset infrastructure continues to accelerate, bringing together complementary capabilities enables us to operate at the scale and governance standards required for real-world asset tokenization to transition from early adoption into mainstream financial markets.”

The announcement builds on Open World’s previously disclosed initiatives, including the establishment of its national-scale RWA Center of Excellence in Saudi Arabia, as well as the company’s infrastructure collaboration with Abstract to support regulated, infrastructure-grade assets.

RWA tokenization activity continues to gain momentum in the United States and Saudi Arabia, with significant asset classes expected to be brought onto the Open World platform as regulatory clarity advances and institutional participation expands.

Upon closing, the merger is expected to result in the combined company being listed on The Nasdaq Capital Market (“Nasdaq”) under a new ticker symbol, subject to satisfying certain customary closing conditions, including the receipt of approvals from VerifyMe’s shareholders and the listing of the combined company’s common stock on Nasdaq. The boards of both companies have unanimously approved the signing of the Agreement. Regulatory filings with the U.S. Securities and Exchange Commission (“SEC”) and Nasdaq, as well as shareholder approvals, are anticipated by the second quarter of 2026, subject to customary conditions and review processes. Additional details regarding transaction structure and timing are expected to be disclosed in future filings.

The Agreement contains customary representations, warranties and covenants made by VerifyMe and Open World, including covenants that both parties exercise commercially reasonable efforts to cause the transactions contemplated by the Agreement to be completed, indemnification of directors and officers, and restrictions on VerifyMe’s and Open World’s conduct of their respective businesses between the date of signing of the Agreement and the closing.

VerifyMe’s board of directors has approved the termination of its at-the-market equity program, aligning capital structure considerations with the proposed transaction and long-term strategic priorities.

Advisors

Advisors to the transaction include Maxim Group LLC, which is serving as the exclusive financial advisor to Open World. Latham & Watkins LLP is serving as counsel to Open World. Harter Secrest & Emery LLP is serving as counsel to VerifyMe.

About Open World

Open World has been a major driving force behind many of the most iconic projects in blockchain. Given its expertise, Open World is now expanding its offerings to traditional finance (TradFi). Open World has facilitated the inception and growth of more than 20 companies since 2023 and has helped launch over $65 billion in aggregate network value since (at peak FDV). Open World advises founding teams as they navigate the most complex intersections of financial regulatory, tokenomics, public markets, exchange strategy and governance structuring. The teams Open World advises are partners with leading venture capital firms, including a16z, Multicoin Capital, Dragonfly and Founders Fund. The firm’s range of services includes token launch advisory, DATs and TradFi strategies, RWA tokenization, stablecoin issuance, policy advocacy and strategic advisory work. To learn more, visit https://www.openworld.dev.

About VerifyMe, Inc.

VerifyMe provides specialized logistics for time and temperature-sensitive products, as well as brand protection and enhancement solutions. To learn more, visit https://www.verifyme.com/.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expected,” “upon,” “will,” “anticipate,” “intend,” “plan” and similar expressions, as they relate to Open World and VerifyMe, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Important factors that could cause actual results to differ from those in the forward-looking statements include the uncertainty of whether the merger will close and, upon closing, whether the expected benefits of the merger will be realized. These risk factors and uncertainties include those more fully described in VerifyMe’s Annual Report and Quarterly Reports filed with the SEC, including under the heading titled “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our underlying assumptions prove incorrect, actual results may vary materially from those currently anticipated. Any forward-looking statement made herein speaks only as of the date of this release. Factors or events that could cause actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Important Additional Information and Where to Find It

In connection with the proposed transaction, VerifyMe will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of VerifyMe common stock, par value $0.001 per share, to be issued in connection with the proposed transaction. The Registration Statement will include a proxy statement/prospectus, which, once declared effective by the SEC, will be sent to VerifyMe’s stockholders seeking their approval of the respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF VERIFYME ARE URGED TO READ THE REGISTRATION STATEMENT AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERIFYME, OPEN WORLD, THE MERGER AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the Registration Statement, including the proxy statement/prospectus contained therein, and other documents filed by VerifyMe with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Registration Statement, including the proxy statement/prospectus contained therein, and other documents filed by VerifyMe with the SEC by contacting VerifyMe by mail at VerifyMe, Inc., 801 International Parkway, Fifth Floor, Lake Mary, Florida 32746, Attention: Corporate Secretary. Investors and stockholders are urged to read the Registration Statement and the other relevant materials when they become available and before making any investment decision with respect to the Merger.

Participants in the Solicitation

VerifyMe and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from VerifyMe's stockholders with respect to the proposed transaction under the rules of the SEC. Information about VerifyMe's directors and executive officers and their ownership of VerifyMe's securities is set forth in VerifyMe’s Revised Definitive Proxy Statement on Schedule 14A for its 2025 annual meeting of stockholders, filed with the SEC on September 8, 2025 (the “2025 Proxy”). To the extent that holdings of VerifyMe securities have changed since the amounts printed in the 2025 Proxy, such changes have been or will be reflected on Statements of Change in Ownership on Form 3 or Form 4 filed with the SEC. Additional information regarding the identity of participants in the solicitation of proxies, and a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction when they become available.

No Offer or Solicitation

This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Media Contact

Company: Open World Ltd.

Email: openworld@wachsman.com

Company: VerifyMe, Inc.

Email: IR@verifyme.com